Filed Pursuant to Rule 424(b)(4)
Registration No. 333-166146

PROSPECTUS

11,500,000 Units

Common Stock
Warrants

We are offering 11,500,000 units, each unit consisting of one share of our common stock and 0.4 warrants to purchase common stock at an exercise price equal to $0.56 per whole share. No fractional warrants will be issued. The units will separate immediately and the common stock and warrants will be issued separately. There will be no market for the units. Each unit will be sold at a purchase price of $0.41.

Our common stock is currently listed on the NYSE Amex stock exchange under the symbol “RGN.” On May 17, 2010, the last reported sale price of our common stock on the NYSE Amex was $0.52 per share. Currently, no public market exists for the warrants offered by this prospectus. It is anticipated that the warrants will be quoted on the OTC Bulletin Board promptly after the date of this prospectus. We cannot assure you that our common stock will continue to be listed on the NYSE Amex or that our warrants will continue to be quoted on the OTC Bulletin Board.

Entities and individuals affiliated with Sigma-Tau, our largest stockholder, have expressed an interest in purchasing units in this offering.

Investing in our securities involves a high degree of risk. See “Risk Factors”
beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Unit	Total

Public offering price	$0.41	$4,715,000
Underwriting discounts and commissions(1)	$0.0328	$377,200
Proceeds, before expenses, to us	$0.3772	$4,337,800

(1)	Does not include a corporate finance fee in the amount of 1% of the gross proceeds of the offering or warrants to be issued to the representative of the underwriters. No underwriting discount will be paid on units purchased by Sigma-Tau. See “Underwriting” beginning on page 70 of this prospectus.

We have granted the underwriters a 45-day option to purchase up to an additional 1,725,000 units from us on the same terms and conditions as set forth above.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the units to purchasers on or about May 21, 2010.

Maxim Group LLC
Boenning & Scattergood, Inc.

The date of this prospectus is May 17, 2010.

You should rely only on the information contained in this prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but information may have changed since that date.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data and we do not make any representation as to the accuracy of the information.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all of the information you should consider. Before investing in our securities, you should read the entire prospectus carefully, including the “Risk Factors” beginning on page 7 and the financial statements and related notes beginning on page F-1. Unless the context indicates otherwise, (i) as used in this prospectus, the terms “RegeneRx,” “our company,” “we,” “us” and “our” refer to RegeneRx Biopharmaceuticals, Inc. and (ii) the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Overview

We are a biopharmaceutical company focused on the development of a novel therapeutic peptide, Thymosin beta 4, or Tß4, for tissue and organ protection, repair, and regeneration. We have formulated Tß4 into three distinct product candidates currently in clinical development:

•	RGN-352, an injectable product candidate to treat cardiovascular diseases, central nervous system diseases, and other medical indications that may be treated by systemic administration, for which we intend to initiate a Phase 2 clinical trial in the second half of 2010;

•	RGN-259, a topical eye drop for ophthalmic indications that was evaluated in a small Phase 2 clinical trial and is currently being supported in compassionate use studies; and

•	RGN-137, a topically applied gel for chronic dermal wounds and reduction of scar tissue that is currently in a Phase 2 clinical trial for the treatment of the skin defect epidermolysis bullosa, or EB.

We have a fourth product candidate, RGN-457, in preclinical development. RGN-457 is an inhaled formulation of Tß4 targeting cystic fibrosis and other pulmonary diseases.

In addition to our four pharmaceutical product candidates, we are also pursuing the commercial development of peptide fragments and derivatives of Tß4 for cosmeceutical use. Cosmeceuticals are cosmetic products with biologically active ingredients. We believe the biological activities of these fragments may be useful, for example, in developing novel cosmeceutical products for the anti-aging market.

The following chart provides an overview of our product candidates and their development status:

We are engaged in research collaborations with at least 25 research institutions throughout the world, which we believe indicates significant independent research interest in the clinical potential of Tß4. Most of these institutions, including the U.S. military, are conducting research on Tß4 at their own expense. We have also entered into a license agreement with the U.S. National Institutes of Health, or NIH, under which we received an exclusive worldwide license for Tß4 for several clinical indications. We have similarly in-licensed other rights related to Tß4 that we believe support our current or expected future clinical development. We have applied for or hold over 60 worldwide patents on peptide compositions, uses and formulations related to cardiac, central nervous system, ophthalmic and dermal indications, among others, as well as for cosmetic and consumer products.

Our Tß4-Based Product Candidates

Tß4 is a naturally occurring 43-amino acid peptide that was originally isolated from bovine thymus glands. Preclinical animal research has identified several important biological activities of Tß4 that we believe make it potentially useful as a wound healing, repair and tissue regenerating agent, including:

•	signaling adult epicardial progenitor cells, or EPCs, to differentiate into coronary blood vessels;

•	forming cardiomyocytes that repair damaged heart tissue;

•	triggering the maturation of stem cells into cells that produce myelin, the outer covering of nerve cells in the central nervous system;

•	improving neurologic functional recovery;

•	regulating actin, which is critical to cell structure and mobility;

•	stimulating angiogenesis, or blood vessel development;

•	reducing inflammation, which is implicated in many medical indications;

•	stimulating the formation of collagen and up-regulation of laminin-5 to accelerate tissue repair; and

•	preventing apoptosis, or programmed cell death.

We have developed a synthetic version of Tß4 and have formulated it for various routes of administration, targeting medical indications with significant unmet needs and market potential, as well as orphan indications that we believe could also provide substantial commercial value. Our product candidates are intended to provide solutions to these medical indications and to offer improvements to current standards of care.

RGN-352

Our product candidate RGN-352 is an injectable formulation of Tß4 for systemic administration. We have initially targeted RGN-352 for patients who have suffered an acute myocardial infarction, or AMI, commonly known as a heart attack. Preclinical research published in the scientific journal Nature has indicated that Tß4 can guide specific types of stem cells from the outer layer of the heart to generate new myocardial blood vessels and tissue at injured sites. During 2009, we completed a Phase 1 clinical trial evaluating the safety of RGN-352 in 60 healthy subjects. The product candidate was well-tolerated, and there were no reported drug-related adverse events.

Based on the results of this Phase 1 trial, and subject to available funding, we intend to initiate a Phase 2 clinical trial in the second half of 2010 to evaluate RGN-352’s ability to salvage and regenerate damaged cardiac tissue and improve cardiac function after a heart attack. We intend to use a portion of the proceeds of this offering to initiate and conduct this Phase 2 clinical trial, although depending on the amount of proceeds we may not be able to complete the trial without additional capital. Depending on our capital resources, we may conduct the trial while also continuing strategic partnership discussions with biotechnology and pharmaceutical companies for the further development of RGN-352. In May 2010, we were awarded a $3 million grant from the National Heart, Lung and Blood Institute, one of the institutes of the NIH, to support the further development of RGN-352.

Recent preclinical research published in the scientific journal Neuroscience also indicates that RGN-352 may prove useful for patients with multiple sclerosis, or MS, and stroke. In research involving mice, the administration of Tß4 resulted in statistically significant improvement in neurological functional recovery.

Based on this research, we intend to support a proposed Phase 1/2 clinical trial to be conducted at a major U.S. medical center under a physician-sponsored investigational new drug application, or IND, in order to evaluate the therapeutic potential of RGN-352 in patients with MS. We are planning to supply RGN-352 and provide clinical and regulatory guidance for the trial. We believe that we can support this trial from our existing capital resources, although we intend to use a portion of the proceeds from this offering to provide additional support.

RGN-259

Our product candidate RGN-259 is a sterile topical eye drop formulation of Tß4 for ophthalmic indications. Emerging human clinical data from two compassionate use studies have demonstrated the ability of RGN-259 to repair and regenerate corneal tissue in patients with non-healing corneal lesions in the eye. This data has been reported at medical conferences and published in scientific journals and provided the proof-of-concept data that we initially sought for RGN-259. Based on these data and slower than expected patient accrual in a Phase 2 ophthalmic wound healing trial that we had initiated with RGN-259, in 2009, we closed the Phase 2 trial after enrolling the initial low-dose cohort. The results from evaluating this initial cohort indicated increased corneal epithelial thickening and reduced cell and flare inflammation in the Tß4-treated patients, as compared to patients who were administered placebo. We believe these results are indicative of Tß4’s activities in corneal re-epithelialization and healing.

We are continuing to support the development of RGN-259 in ophthalmic indications under compassionate use INDs and expect to report final patient data from these trials in the third quarter of 2010. We are also planning to support a physician-sponsored clinical trial in patients with dry eye secondary to graft versus host disease, or GvHD, in order to gain further insight into RGN-259’s ability to repair and regenerate ophthalmic tissues. Our support includes manufacturing and supplying RGN-259 for the trial and providing regulatory and clinical guidance. We are continuing to collaborate with the U.S. military to evaluate the potential of RGN-259 to prevent or reduce eye damage caused by chemical warfare agents. We are also engaged in discussions with potential partners regarding the clinical development of this product candidate. Once enough human data is generated, we intend to seek strategic partnerships with one or more ophthalmic specialty companies.

RGN-137

Our product candidate RGN-137 is a topical gel formulation of Tß4 intended to promote dermal wound healing and tissue regeneration. Preclinical research has demonstrated that Tß4 can accelerate dermal regeneration after a wound, while more recent research indicates that Tß4 can reduce scarring after injury in the skin and heart. In 2005, based on research conducted at the NIH, we initiated a series of Phase 2 clinical trials to evaluate RGN-137 for the treatment of three different types of skin wounds.

The first trial evaluated the use of RGN-137 in the treatment of patients with EB, which is a genetic defect that results in fragile skin and other epidermal tissues that can blister at the slightest trauma or friction, creating a wound that at times does not heal or heals poorly. A portion of this trial was funded by a grant from the FDA due to the orphan nature of the indication. Despite the small patient population with this disease, we are continuing to enroll patients in this Phase 2 trial and expect to complete it in late 2010 or early 2011. Once we complete our Phase 2 EB trial, we will analyze the data in conjunction with our two other completed Phase 2 trials, along with the preclinical data indicating Tß4’s ability to reduce scarring, at which time we will further evaluate our strategy for the clinical development of RGN-137.

Relationship with Sigma-Tau

Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. is an international pharmaceutical company and an affiliate of Sigma-Tau Finanziaria S.p.A., which together with its affiliates comprise our largest stockholder group and are referred to in this prospectus as Sigma-Tau. Sigma-Tau has licensed certain rights to our product candidates for marketing in Europe and other surrounding countries, for which we would be the exclusive supplier of Tß4 and would receive royalties on commercial sales, if any. Sigma-Tau conducted and funded our completed Phase 2 trial in Italy and Poland to evaluate RGN-137 for the treatment of patients with venous stasis ulcers.

Commercialization Strategy

Our strategy is to seek strategic partners and to out-license rights for each drug candidate and our peptide fragments, with certain exceptions. For example, we believe we can commercially develop and market RGN-137 for EB, since the patient population is small and well-defined, as is the population of pediatric dermatologists who specialize in treating this disease. We continue to hold strategic discussions with pharmaceutical and biotechnology companies at each development milestone for each product candidate.

Corporate Information

We were incorporated in Delaware in 1982 under the name Alpha 1 Biomedicals, Inc. In 2000, we changed our corporate name to RegeneRx Biopharmaceuticals, Inc. at which time we began hiring our current management team. Our principal executive office is located at 15245 Shady Grove Road, Suite 470, Rockville, Maryland 20850. Our telephone number is (301) 208-9191. Our website address is www.regenerx.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

We use RegeneRxtm and the RegeneRx logo as trademarks and service marks in the United States. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

The Offering

Securities offered by us	11,500,000 units, each unit consisting of one share of common stock, par value $0.001 per share, and 0.4 tradeable warrants to purchase common stock (each, a “unit”). Each whole warrant will represent the right to purchase a whole share of our common stock. No fractional warrants will be issued. The units will separate immediately and the common stock and warrants will be issued separately. There will be no market for the units.

Common stock to be outstanding after this offering	71,906,828 shares

Terms of the warrants offered by us	Each warrant will be exercisable until the date that is five years from the original date of issuance at an exercise price of $0.56 per whole share of common stock, which is equal to 110% of the closing bid price of our common stock on the date of this prospectus. See “Description of Securities.” This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Redemption of the warrants issued as part of the units	In the event the closing sale price of our common stock is at least $1.78 per share, which is equal to 350% of the closing bid price of our common stock on the date of this prospectus, for any 20 trading days within a 30 consecutive trading day period, we may call the warrants for redemption, at a redemption price of $0.01 per warrant, by providing at least 30 days notice to each warrant holder. Holders of the warrants will be entitled to exercise the warrants prior to the date scheduled for redemption, but there can be no assurance that the price of our common stock will exceed the call price or the warrant exercise price after the redemption call is made.

Over-allotment option	1,725,000 units

Use of proceeds	We intend to use the net proceeds from this offering, and our existing cash and cash equivalents, to fund ongoing research and development activities, including contemplated clinical trials, and for general corporate purposes, including working capital. See “Use of Proceeds.”

Market for our securities	Our common stock is currently listed on the NYSE Amex under the symbol “RGN.” It is anticipated that the warrants underlying the units will be quoted on the OTC Bulletin Board promptly after the date of this prospectus. There will be no market for the units.

Risk factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

The number of shares of our common stock that will be outstanding immediately after this offering is based on 60,406,828 shares of common stock outstanding as of March 31, 2010, and excludes:

•	4,914,112 shares of our common stock issuable upon the exercise of stock options outstanding under our 2000 stock option plan as of March 31, 2010, at a weighted average exercise price of $1.53 per share;

•	1,550,888 shares of our common stock available for future issuance under our 2000 stock option plan;

•	7,933,851 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2010, at a weighted-average exercise price of $2.01 per share; and

•	shares issuable upon exercise of warrants to be issued in connection with this offering.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

•	no exercise of options or warrants outstanding on the date of this prospectus, except as specifically set forth herein; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following tables summarize our financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2009 and 2008 from our audited financial statements appearing later in this prospectus. We have derived the following summary of our statement of operations data for the three months ended March 31, 2010 and 2009 and balance sheet data as of March 31, 2010 from our unaudited financial statements appearing later in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary of our financial data set forth below together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing later in this prospectus.

We have presented the summary balance sheet data:

•	on an actual basis as of March 31, 2010; and

•	on an as adjusted basis to give effect to our sale of 11,500,000 units in this offering at a public offering price of $0.41 per unit, after deducting estimated underwriting discounts and commissions, the 1% corporate finance fee payable to the representative of the underwriters and estimated offering expenses payable by us.

	Year Ended		Three Months Ended
	December 31,		March 31,
	2009	2008	2010	2009

Statement of Operations Data:
Sponsored research revenue	$—	$168,412	$—	$—
Operating expenses:
Research and development	3,724,514	7,149,808	470,434	1,661,600
General and administrative	2,781,790	3,805,346	678,068	859,568

Total operating expenses	6,506,304	10,955,154	1,148,502	2,521,168

Loss from operations	(6,506,304)	(10,786,742)	(1,148,502)	(2,521,168)

Interest income	12,444	149,777	2,793	6,518

Net loss	$(6,493,860)	$(10,636,965)	$(1,145,709)	$(2,514,650)

Basic and diluted net loss per share	$(0.12)	$(0.21)	$(0.02)	$(0.05)

Shares used to compute basic and diluted net loss per share	55,680,525	50,967,617	60,406,828	53,622,491

	As of March 31, 2010
	Actual	As Adjusted

Balance Sheet Data:
Cash and cash equivalents	$3,189,990	$7,068,741
Working capital	2,648,787	6,527,538
Total assets	3,455,854	7,334,605
Common stock	60,407	71,907
Additional paid-in capital	88,276,191	92,143,442
Accumulated deficit	(85,647,113)	(85,647,113)
Total stockholders’ equity	2,689,485	6,568,236

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included in this prospectus, before you decide to purchase our securities. If any of the following risks actually occurs, they may harm our business, prospects, financial condition and operating results. As a result, the trading price of our securities could decline and you could lose part or all of your investment.

Risks Related to Our Liquidity and Need for Financing

Even after giving effect to the proceeds of this offering, we estimate that our capital resources will only be sufficient to fund our operations into the first quarter of 2011.

We intend to use the proceeds from this offering and proceeds of a grant we were recently awarded from the National Institutes of Health to fund our ongoing research and development activities; however, we may not be able to complete all of the trials we intend to initiate in 2010 or beyond 2010 without additional funding. We expect that the proceeds of this offering will provide us the ability to fund our operations into the first quarter of 2011. We intend to use a portion of the proceeds of this offering, together with our existing capital resources, to fund our existing initiatives in supporting a Phase 1/2 clinical trial of RGN-352 in patients with multiple sclerosis, supporting ongoing compassionate use studies of RGN-259 in patients with corneal defects, supporting a physician-sponsored clinical trial in patients with dry eye secondary to graft versus host disease using RGN-259, and completing our ongoing Phase 2 trial of RGN-137 in patients with EB. We also intend to use a portion of the proceeds of this offering to initiate and conduct at least a portion of a Phase 2 clinical trial of RGN-352 in patients who have suffered an acute myocardial infarction. We expect that the Phase 2 trial design will allow for an interim review of patient data from an initial group of evaluated patients, and we currently expect that the proceeds of this offering, together with our cash resources and the $3 million grant from the NIH, will be sufficient to reach this point in the trial. We will not be able to complete the contemplated Phase 2 clinical trial of RGN-352 without additional capital.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in these risk factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources and the proceeds from this offering sooner than we currently expect.

In addition to our current development objectives, we will need substantial additional capital for the continued development of product candidates through marketing approval and for our longer-term future operations.

Beyond our current liquidity needs, we anticipate that substantial new capital resources will be required to continue our longer-term independent product development efforts, including any and all follow-on trials that will result from our current clinical programs beyond those currently contemplated, and to scale up manufacturing processes for our product candidates. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control. These factors include, without limitation:

•	the scope of our clinical trials, which is significantly influenced by the quality of clinical data achieved as trials are completed and the requirements established by regulatory authorities;

•	the speed with which we complete our clinical trials, which depends on our ability to attract and enroll qualifying patients and the quality of the work performed by our clinical investigators;

•	the time required to prosecute, enforce and defend our intellectual property rights, which depends on evolving legal regimes and infringement claims that may arise between us and third parties;

•	the ability to manufacture at scales sufficient to supply commercial quantities of any of our product candidates that receive regulatory approval, which may require levels of effort not currently anticipated; and

•	the successful commercialization of our product candidates, which will depend on our ability to either create or partner with an effective commercialization organization and which could be delayed or prevented by the emergence of equal or more effective therapies.

Emerging biotechnology companies like us may raise capital through corporate collaborations and by licensing intellectual property rights to other biotechnology or pharmaceutical enterprises. We intend to pursue this strategy, but there can be no assurance that we will be able to license our intellectual property or product development programs on commercially reasonable terms, if at all. There are substantial challenges and risks that will make it difficult to successfully implement any of these alternatives. If we are successful in raising additional capital through such a license or collaboration, we may have to give up valuable rights to our intellectual property. In addition, the business priorities of a strategic partner may change over time, which creates the possibility that the interests of the strategic partner in developing our technology may diminish, which could have a potentially material negative impact on the value of our interest in the licensed intellectual property or product candidates.

We also intend to apply for federal cash grants and tax credits that have been set aside for small biotechnology companies under recently enacted healthcare reform legislation. However, there can be no assurance that we will qualify for or otherwise be able to obtain any such grants or credits.

Further, if we raise additional funds by selling shares of our common stock or securities convertible into our common stock, the ownership interest of our existing stockholders may be significantly diluted. If additional funds are raised through the issuance of preferred stock or debt securities, these securities are likely to have rights, preferences and privileges senior to our common stock and may involve significant fees, interest expense, restrictive covenants or the granting of security interests in our assets.

Our failure to successfully address long-term liquidity requirements would have a material negative impact on our business, including the possibility of surrendering our rights to some technologies or product opportunities, delaying our clinical trials or ceasing our operations.

We have incurred losses since inception and expect to incur significant losses in the foreseeable future and may never become profitable.

We have not commercialized any product candidates to date and incurred net operating losses every year since our inception in 1982. We believe these losses will continue for the foreseeable future, and may increase, as we pursue our product development efforts related to Tß4. As of March 31, 2010, our accumulated deficit totaled approximately $85.6 million.

As we expand our research and development efforts and seek to obtain regulatory approval of our product candidates to make them commercially viable, we anticipate substantial and increasing operating losses. Our ability to generate additional revenues and to become profitable will depend largely on our ability, alone or through the efforts of third-party licensees and collaborators, to efficiently and successfully complete the development of our product candidates, obtain necessary regulatory approvals for commercialization, scale-up commercial quantity manufacturing capabilities either internally or through third-party suppliers, and market our product candidates. There can be no assurance that we will achieve any of these objectives or that we will ever become profitable or be able to maintain profitability. Even if we do achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time and are not otherwise able to raise necessary funds to continue our development efforts and maintain our operations, we may be forced to cease operations.

We are currently not in compliance with NYSE Amex rules regarding the minimum shareholders’ equity requirement and are at risk of being delisted from the NYSE Amex stock exchange, which may subject us to the SEC’s penny stock rules and decrease the liquidity of our common stock.

Because of our historical losses from operations, NYSE Amex rules require that we maintain minimum stockholders’ equity of $6 million, unless our market capitalization exceeds $50 million. We are not currently in compliance with either of these continued listing standards. In the second quarter of 2009, we submitted a compliance plan to the NYSE Amex that forecasted our ability to regain compliance with the listing standards by October 2010. NYSE Amex has accepted our compliance plan, which is subject to periodic review by NYSE Amex to determine whether we are making progress consistent with the plan. Our compliance plan contemplates the raise of additional equity capital, such as through this offering. While the proceeds of this offering will enable us to achieve temporary compliance with the $6 million stockholders’ equity requirement, we will likely require additional capital in the future to maintain compliance with this continued listing standard. Additionally, we cannot assure you that we will meet or maintain compliance with the $50 million market capitalization alternative standard after completion of this offering. There can be no assurance that, because of our significant operating cash requirements, we will be able to maintain compliance with that requirement or remain eligible for continued listing on the NYSE Amex. Further, even if we raise net proceeds equal to or greater than the amount necessary to regain compliance, there can be no assurance that NYSE Amex will agree that we have satisfied the compliance plan.

If we do not achieve or maintain compliance with NYSE Amex listing rules, we expect that our common stock would be delisted from the NYSE Amex exchange. Following any such delisting, our common stock may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets.” These alternative markets, however, are generally considered to be less efficient than, and not as broad as, the NYSE Amex exchange. If our common stock is delisted from NYSE Amex, there may be a limited market for our stock, trading in our stock may become more difficult and our share price could decrease even further. Specifically, you may not be able to resell your shares of common stock at or above the price you paid for such shares or at all.

In addition, if our common stock is delisted, our ability to raise additional capital may be impaired because of the less liquid nature of the OTC Bulletin Board and the pink sheets. While we cannot guarantee that we would be able to complete an equity financing on acceptable terms, or at all, we believe that dilution from any equity financing while our shares are quoted on the OTC Bulletin Board or the pink sheets would likely be substantially greater than if we were to complete the financing while our common stock is traded on the NYSE Amex exchange.

In the event our common stock is delisted, it may also become subject to penny stock rules. The SEC generally defines “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. We are not currently subject to the penny stock rules because our common stock qualifies for an exception to the SEC’s penny stock rules for companies that have an equity security that is quoted on an exchange. However, if we were delisted, our common stock would become subject to the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell our common stock. If our common stock were considered penny stock, the ability of broker-dealers to sell our common stock and the ability of our stockholders to sell their shares in the secondary market would be limited and, as a result, the market liquidity for our common stock would likely be adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future.

The report of our independent registered public accounting firm contains explanatory language that substantial doubt exists about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2009 contains explanatory language that substantial doubt exists about our ability to continue as a going concern, without raising additional capital. Although we expect that the proceeds of this offering will provide us the ability to fund our operations into the first quarter of 2011, we will continue to have a need for additional financing after this offering, which we may not be able to complete either on favorable terms or at all. As a result, we cannot assure you that, after taking into account the proceeds of this offering and our anticipated expenditures for the remainder of 2010, the report of our independent registered public accounting firm for the year ending December 31, 2010 will not express substantial doubt about our ability to continue as a going concern. If this were to occur, we would once again face the need to obtain sufficient financing in the short term, and the failure to do so would, in all likelihood, create severe liquidity problems and cause us to have to curtail our operations. If we were to curtail our operations, we could be placed into bankruptcy or undergo liquidation, the result of which would adversely affect the value of our common stock.

Risks Related to Our Business and Operations

All of our drug candidates are based on a single compound that has yet to be proven effective in human subjects.

Our current primary business focus is the development of Tß4, and its analogues, derivatives and fragments, for the improvement of cardiac function, the acceleration of corneal healing, the treatment of non-healing wounds and other conditions. Unlike many pharmaceutical companies that have a number of unique chemical entities in development, we are dependent on a single molecule, formulated for different routes of administration and different clinical indications, for our potential commercial success. As a result, any common safety or efficacy concerns for Tß4-based products that cross formulations would have a much greater impact on our business prospects than if our product pipeline were more diversified.

We may never be able to commercialize our product candidates.

Although Tß4 has shown biological activity in in vitro and animal models, we cannot assure you that our product candidates will exhibit activity or importance in humans. Our drug candidates are still in research and development, and we do not expect them to be commercially available for the foreseeable future, if at all. Only a small number of research and development programs ultimately result in commercially successful drugs. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. These include the possibility that the potential products may:

•	be found ineffective or cause harmful side effects during preclinical studies or clinical trials;

•	fail to receive necessary regulatory approvals;

•	be precluded from commercialization by proprietary rights of third parties;

•	be difficult to manufacture on a large scale; or

•	be uneconomical or otherwise fail to achieve market acceptance.

If any of these potential problems occurs, we may never successfully market Tß4-based products.

We are subject to intense government regulation, and we may not receive regulatory approvals for our drug candidates.

Our product candidates will require regulatory approvals prior to sale. In particular, therapeutic agents are subject to stringent approval processes, prior to commercial marketing, by the FDA and by comparable agencies in most foreign countries. The process of obtaining FDA and corresponding foreign approvals is costly and time-consuming, and we cannot assure you that such approvals will be granted. Also, the regulations we are subject to change frequently and such changes could cause delays in the development of our product candidates.

Three of our drug candidates are currently in the clinical stage, and we cannot be certain that we or our collaborators will successfully complete the clinical trials necessary to receive regulatory product approvals. The regulatory approval process is lengthy, unpredictable and expensive. To obtain regulatory approvals in the United States, we or a collaborator must ultimately demonstrate to the satisfaction of the U.S. Food and Drug Administration, or FDA, that our product candidates are sufficiently safe and effective for their proposed administration to humans. Many factors, known and unknown, can adversely impact clinical trials and the ability to evaluate a product candidate’s safety and efficacy, including:

•	the FDA or other health regulatory authorities, or institutional review boards, or IRBs, do not approve a clinical trial protocol or place a clinical trial on hold;

•	suitable patients do not enroll in a clinical trial in sufficient numbers or at the expected rate, for reasons such as the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the perceptions of investigators and patients regarding safety, and the availability of other treatment options;

•	clinical trial data is adversely affected by trial conduct or patient withdrawal prior to completion of the trial;

•	there may be competition with ongoing clinical trials and scheduling conflicts with participating clinicians;

•	patients experience serious adverse events, including adverse side effects of our drug candidates, for a variety of reasons that may or may not be related to our product candidates, including the advanced stage of their disease and other medical problems;

•	patients in the placebo or untreated control group exhibit greater than expected improvements or fewer than expected adverse events;

•	third-party clinical investigators do not perform the clinical trials on the anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	service providers, collaborators or co-sponsors do not adequately perform their obligations in relation to the clinical trial or cause the trial to be delayed or terminated;

•	we are unable to obtain a sufficient supply of manufactured clinical trial materials;

•	regulatory inspections of manufacturing facilities, which may, among other things, require us or a co-sponsor to undertake corrective action or suspend the clinical trials;

•	the interim results of the clinical trial are inconclusive or negative;

•	the clinical trial, although approved and completed, generates data that is not considered by the FDA or others to be sufficient to demonstrate safety and efficacy; and

•	changes in governmental regulations or administrative actions affect the conduct of the clinical trial or the interpretation of its results.

There can be no assurance that our clinical trials will in fact demonstrate, to the satisfaction of the FDA and others, that our product candidates are sufficiently safe or effective. The FDA or we may also restrict or suspend our clinical trials at any time if either believes that we are exposing the subjects participating in the trials to unacceptable health risks.

Clinical trials for product candidates such as ours are often conducted with patients who have more advanced forms of a particular condition or other unrelated conditions. For example, in clinical trials for our product candidate RGN-137, we have studied patients who are not only suffering from chronic epidermal wounds but who are also older and much more likely to have other serious adverse conditions. During the course of treatment with our product candidates, patients could die or suffer other adverse events for reasons that may or may not be related to the drug candidate being tested. Further, and as a consequence of all of our drug candidates being based on Tß4, crossover risk exists such that a patient in one trial may be adversely impacted by one drug candidate, and that adverse event may have implications for our other trials and other drug candidates. However, even if unrelated to our product candidates, such adverse events can nevertheless negatively impact our clinical trials, and our business prospects would suffer.

These factors, many of which may be outside of our control, may have a negative impact on our business by making it difficult to advance product candidates or by reducing or eliminating their potential or perceived value. As a consequence, we may need to perform more or larger clinical trials than planned. Further, if we are forced to contribute greater financial and clinical resources to a study, valuable resources will be diverted from other areas of our business. If we fail to complete or if we experience material delays in completing our clinical trials as currently planned, or we otherwise fail to commence or complete, or experience delays in, any of our other present or planned clinical trials, including as a result of the actions of third parties upon which we rely for these functions, our ability to conduct our business as currently planned could materially suffer.

We may not successfully establish and maintain development and testing relationships with third-party service providers and collaborators, which could adversely affect our ability to develop our product candidates.

We have only limited resources, experience with and capacity to conduct requisite testing and clinical trials of our drug candidates. As a result, we rely and expect to continue to rely on third-party service providers and collaborators, including corporate partners, licensors and contract research organizations, or CROs, to perform a number of activities relating to the development of our drug candidates, including the design and conduct of clinical trials, and potentially the obtaining of regulatory approvals. For example, we currently rely on several third-party contractors to manufacture and formulate Tß4 into the product candidates used in our clinical trials, develop assays to assess Tß4’s effectiveness in complex biological systems, recruit clinical investigators and sites to participate in our trials, manage the clinical trial process and collect, evaluate and report clinical results.

We may not be able to maintain or expand our current arrangements with these third parties or maintain such relationships on favorable terms. Our agreements with these third parties may also contain provisions that restrict our ability to develop and test our product candidates or that give third parties rights to control aspects of our product development and clinical programs. In addition, conflicts may arise with our collaborators, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with our existing or future collaborators, they may act in their self-interest, which may be adverse to our best interests. Any failure to maintain our collaborative agreements and any conflicts with our collaborators could delay or prevent us from developing our product candidates. We and our collaborators may fail to develop products covered by our present and future collaborations if, among other things:

•	we do not achieve our objectives under our collaboration agreements;

•	we or our collaborators are unable to obtain patent protection for the products or proprietary technologies we develop in our collaborations;

•	we are unable to manage multiple simultaneous product development collaborations;

•	our collaborators become competitors of ours or enter into agreements with our competitors;

•	we or our collaborators encounter regulatory hurdles that prevent commercialization of our product candidates; or

•	we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators.

We also have less control over the timing and other aspects of our clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol or applicable regulations. We also rely on clinical research organizations to perform much of our data management and analysis. They may not provide these services as required or in a timely manner. If any of these parties do not meet deadlines or follow proper procedures, including procedures required by law, the preclinical studies and clinical trials may take longer than expected, may be delayed or may be terminated, which would have a materially negative impact on our product development efforts. If we were forced to find a replacement entity to perform any of our preclinical studies or clinical trials, we may not be able to find a suitable entity on favorable terms or at all. Even if we were able to find a replacement, resulting delays in the tests or trials may result in significant additional expenditures and delays in obtaining regulatory approval for drug candidates, which could have a material adverse impact on our results of operations and business prospects.

We are subject to intense competition from companies with greater resources and more mature products, which may result in our competitors developing or commercializing products before or more successfully than we do.

We are engaged in a business that is highly competitive. Research and development activities for the development of drugs to treat indications within our focus are being sponsored or conducted by private and public research institutions and by major pharmaceutical companies located in the United States and a number of foreign countries. Most of these companies and institutions have financial and human resources that are substantially greater than our own, and they have extensive experience in conducting research and development activities and clinical trials and in obtaining the regulatory approvals necessary to market pharmaceutical products that we do not have. As a result, they may develop competing products more rapidly that are safer, more effective, or have fewer side effects, or are less expensive, or they may develop and commercialize products that render our product candidates non-competitive or obsolete.

We have initially targeted our product candidate RGN-352 for cardiovascular indications. Most large pharmaceutical companies and many smaller biomedical companies are vigorously pursuing the development of therapeutics to treat patients after heart attacks and other cardiovascular indications. With respect to our product candidate RGN-259 for corneal defects, there are also numerous ophthalmic companies developing drugs for corneal wound healing and other outside-of-the-eye diseases and injuries. Amniotic membranes have been successfully used to treat corneal wounds in certain cases, as have topical steroids and antibacterial agents. With respect to our product candidate RGN-137 for wound healing, Johnson & Johnson has previously marketed Regranextm for this purpose in patients with diabetic foot ulcers. Other companies, such as Novartis, are developing and marketing artificial skins, which we believe could also compete with RGN-137. Moreover, wound healing is a large and highly fragmented marketplace attracting many companies, large and small, to develop products for treating acute and chronic wounds, including, for example, honey-based ointments, hyperbaric oxygen therapy, and low frequency cavitational ultrasound.

We are also developing potential cosmeceutical products, which are loosely defined as products that bridge the gap between cosmetics and pharmaceuticals, for example, by improving skin texture and reducing the appearance of aging. This industry is intensely competitive, with potential competitors ranging from large multinational companies to very small specialty companies. New cosmeceutical products often have a short product life and are frequently replaced with newer products developed to address the latest trends in appearance and fashion. We may not be able to adapt to changes in the industry as quickly as larger and more experienced cosmeceutical companies. Further, larger cosmetics companies have the financial and marketing resources to effectively compete with smaller companies like us in order to sell products aimed at larger markets.

Even if approved for marketing, our technologies and product candidates are unproven and they may fail to gain market acceptance.

Our product candidates, all of which are based on the molecule Tß4, are new and unproven and there is no guarantee that health care providers or patients will be interested in our product candidates, even if they are approved for use. If any of our product candidates are approved by the FDA, our success will depend in part on our ability to demonstrate sufficient clinical benefits, reliability, safety, and cost effectiveness of our product candidates relative to other approaches, as well as on our ability to continue to develop our product candidates to respond to competitive and technological changes. If the market does not accept our product candidates, when and if we are able to commercialize them, then we may never become profitable. Factors that could delay, inhibit or prevent market acceptance of our product candidates may include:

•	the timing and receipt of marketing approvals;

•	the safety and efficacy of the products;

•	the emergence of equivalent or superior products;

•	the cost-effectiveness of the products; and

•	ineffective marketing.

It is difficult to predict the future growth of our business, if any, and the size of the market for our product candidates because the markets are continually evolving. There can be no assurance that our product candidates will prove superior to products that may currently be available or may become available in the future or that our research and development activities will result in any commercially profitable products.

We have no marketing experience, sales force or distribution capabilities. If our product candidates are approved, and we are unable to recruit key personnel to perform these functions, we may not be able to commercialize them successfully.

Although we do not currently have any marketable products, our ability to produce revenues ultimately depends on our ability to sell our product candidates if and when they are approved by the FDA and other regulatory authorities. We currently have no experience in marketing or selling pharmaceutical products, and we do not have a marketing and sales staff or distribution capabilities. Developing a marketing and sales force is also time-consuming and could delay the launch of new products or expansion of existing product sales. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. If we fail to establish successful marketing and sales capabilities or fail to enter into successful marketing arrangements with third parties, our ability to generate revenues will suffer.

If we enter markets outside the United States our business will be subject to political, economic, legal and social risks in those markets, which could adversely affect our business.

There are significant regulatory and legal barriers to entering markets outside the United States that we must overcome if we seek regulatory approval to market our product candidates in countries other than the United States. We would be subject to the burden of complying with a wide variety of national and local laws, including multiple and possibly overlapping and conflicting laws. We also may experience difficulties adapting to new cultures, business customs and legal systems. Any sales and operations outside the United States would be subject to political, economic and social uncertainties including, among others:

•	changes and limits in import and export controls;

•	increases in custom duties and tariffs;

•	changes in currency exchange rates;

•	economic and political instability;

•	changes in government regulations and laws;

•	absence in some jurisdictions of effective laws to protect our intellectual property rights; and

•	currency transfer and other restrictions and regulations that may limit our ability to sell certain product candidates or repatriate profits to the United States.

Any changes related to these and other factors could adversely affect our business if and to the extent we enter markets outside the United States.

Governmental and third-party payors may subject any product candidates we develop to sales and pharmaceutical pricing controls that could limit our product revenues and delay profitability.

The successful commercialization of our product candidates, if they are approved by the FDA, will likely depend on our ability to obtain reimbursement for the cost of the product and treatment. Government authorities, private health insurers and other organizations, such as health maintenance organizations, are increasingly seeking to lower the prices charged for medical products and services. Also, the trend toward managed health care in the United States, the growth of healthcare maintenance organizations, and recently enacted legislation reforming healthcare and proposals to reform government insurance programs could have a significant influence on the purchase of healthcare services and products, resulting in lower prices and reducing demand for our product candidates. The cost containment measures that healthcare providers are instituting and any healthcare reform could reduce our ability to sell our product candidates and may have a material adverse effect on our operations. We cannot assure you that reimbursement in the United States or foreign countries will be available for any of our product candidates, and that any reimbursement granted will be maintained, or that limits on reimbursement available from third-party payors will not reduce the demand for, or the price of, our product candidates. The lack or inadequacy of third-party reimbursements for our product candidates would decrease the potential profitability of our operations. We cannot forecast what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect the legislation or regulation would have on our business.

We have no manufacturing or formulation capabilities and are dependent upon third-party suppliers to provide us with our product candidates. If these suppliers do not manufacture our product candidates in sufficient quantities, at acceptable quality levels and at acceptable cost, or if we are unable to identify suitable replacement suppliers if needed, our clinical development efforts could be delayed, prevented or impaired.

We do not own or operate manufacturing facilities and have little experience in manufacturing pharmaceutical products. We currently rely, and expect to continue to rely, primarily on peptide manufacturers to supply us with Tß4 for further formulation into our product candidates. We have engaged three separate smaller drug formulation contractors for the formulation of clinical grade product candidates, one for each of our three product candidates in clinical development. We currently do not have an alternative source of supply for either Tß4 or the individual drug candidates. If these suppliers, together or individually, are not able to supply us with either Tß4 or individual product candidates on a timely basis, in sufficient quantities, at acceptable levels of quality and at a competitive price, or if we are unable to identify a replacement manufacturer to perform these functions on acceptable terms as needed, our development programs could be seriously jeopardized.

The risks of relying solely on single suppliers for each of our product candidates include:

•	Their respective abilities to ensure quality and compliance with regulations relating to the manufacture of pharmaceuticals;

•	Their manufacturing capacity may not be sufficient or available to produce the required quantities of our product candidates based on our planned clinical development schedule, if at all;

•	They may not have access to the capital necessary to expand their manufacturing facilities in response to our needs;

•	Commissioning replacement suppliers would be difficult and time-consuming;

•	Individual suppliers may have used substantial proprietary know-how relating to the manufacture of our product candidates and, in the event we must find a replacement or supplemental supplier, our ability to transfer this know-how to the new supplier could be an expensive and/or time-consuming process;

•	An individual supplier may experience events, such as a fire or natural disaster, that force it to stop or curtail production for an extended period;

•	An individual supplier could encounter significant increases in labor, capital or other costs that would make it difficult for them to produce our products cost-effectively; or

•	An individual supplier may not be able to obtain the raw materials or validated drug containers in sufficient quantities, at acceptable costs or in sufficient time to complete the manufacture, formulation and delivery of our product candidates.

Our suppliers may use hazardous and biological materials in their businesses. Any claims relating to improper handling, storage or disposal of these materials could be time-consuming and costly to us, and we are not insured against such claims.

Our product candidates and processes involve the controlled storage, use and disposal by our suppliers of certain hazardous and biological materials and waste products. We and our suppliers and other collaborators are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Even if we and these suppliers and collaborators comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and we do not carry insurance for this type of claim. We may also incur significant costs to comply with current or future environmental laws and regulations.

We face the risk of product liability claims, which could adversely affect our business and financial condition.

We may be subject to product liability claims as a result of our testing, manufacturing, and marketing of drugs. In addition, the use of our product candidates, when and if developed and sold, will expose us to the risk of product liability claims. Product liability may result from harm to patients using our product candidates, such as a complication that was either not communicated as a potential side effect or was more extreme than anticipated. We require all patients enrolled in our clinical trials to sign consents, which explain various risks involved with participating in the trial. However, patient consents provide only a limited level of protection, and it may be alleged that the consent did not address or did not adequately address a risk that the patient suffered. Additionally, we will generally be required to indemnify our clinical product manufacturers, clinical trial centers, medical professionals and other parties conducting related activities in connection with losses they may incur through their involvement in the clinical trials.

Our ability to reduce our liability exposure for human clinical trials and commercial sales, if any, of Tß4 is dependent in part on our ability to obtain sufficient product liability insurance or to collaborate with third parties that have adequate insurance. Although we intend to obtain and maintain product liability insurance coverage if we gain approval to market any of our product candidates, we cannot guarantee that product liability insurance will continue to be available to us on acceptable terms, or at all, or that its coverage will be sufficient to cover all claims against us. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby potentially exposing us to expenses significantly in excess of our revenues, as well as harm to our reputation and distraction of our management.

If any of our key employees discontinue their services with us, our efforts to develop our business may be delayed.

We are highly dependent on the principal members of our management team. The loss of our chairman and chief scientific advisor, Allan Goldstein, or our chief executive officer, J.J. Finkelstein, could prevent or significantly delay the achievement of our goals. We have employment agreements with Dr. Goldstein and Mr. Finkelstein. For part of 2009, we effected salary reductions for certain of our employees, including Dr. Goldstein and Mr. Finkelstein. Although their salaries were restored effective as of October 1, 2009, we cannot assure you that they, or other key employees, may elect to terminate their employment as a result of the salary reductions or for other reasons. In addition, we do not maintain a key man life insurance policy with respect to Dr. Goldstein or Mr. Finkelstein. In the future, we anticipate that we may need to add additional management and other personnel. Competition for qualified personnel in our industry is intense, and our success will depend in part on our ability to attract and retain highly skilled personnel. We cannot assure you that our efforts to attract or retain such personnel will be successful.

Mauro Bove, a member of our Board, is also a director and officer of entities affiliated with Sigma-Tau, a relationship which could give rise to a conflict of interest involving Mr. Bove.

Mauro Bove, a member of our Board of Directors, is also a director and officer of entities affiliated with Sigma-Tau, which collectively make up our largest stockholder group. Sigma-Tau has provided us with significant funding, may continue doing so in the future, and is also our strategic partner in Europe with respect to the development of certain of our drug candidates. During 2008 and 2009, we issued shares of common stock and common stock warrants to Sigma-Tau in four separate private placement financing transactions, but we retained the right to repurchase some of these shares under certain circumstances.

We have licensed certain rights to our product candidates generally for the treatment of dermal and internal wounds to Sigma-Tau. Under the license agreement, upon the completion of a Phase 2 clinical trial of either of these product candidates that yields positive results in terms of clinical efficacy and safety, Sigma-Tau is obligated to either make a $5 million milestone payment to us or to initiate and fund a pivotal Phase 3 clinical trial of the product candidate. In 2009, we completed two Phase 2 clinical trials of RGN-137 in the treatment of pressure ulcers and venous stasis ulcers. However, due to the lack of statistical significance of the reported efficacy results, these trials are not sufficient to trigger the milestone obligation described above. There can be no assurance that we will ever receive this payment or be able to initiate a pivotal Phase 3 clinical trial of RGN-137 that would be funded by Sigma-Tau. As a result of Mr. Bove’s relationship with Sigma-Tau, there could be a conflict of interest between Sigma-Tau and our other stockholders with respect to these and other agreements and circumstances that may require the exercise of the Board’s discretion with respect to Sigma-Tau. Any decision in the best interests of Sigma-Tau may not be in the best interest of our other stockholders.

Risks Related To Our Intellectual Property

We are heavily reliant on our license from the National Institutes of Health for the rights to Tß4, and any loss of these rights would adversely affect our business.

We have received an exclusive worldwide license to intellectual property discovered at the National Institutes of Health, or NIH, pertaining to the use of Tß4 in wound healing and tissue repair. The intellectual property rights from this license form the basis for our current commercial development focus with Tß4. This license terminates upon the last to expire of the patent applications that are filed, or any patents that may issue from such applications, in connection with the license. This license requires us to pay a minimum annual royalty to the NIH, regardless of the success of our product development efforts, plus certain other royalties upon the sale of products created by the intellectual property granted under the license. This license may be terminated for a number of reasons, including our non-payment of the royalty or lack of continued product development, among others. While to date we believe that we have complied with all requirements to maintain the license, the loss of this license would have a material adverse effect on our business and business prospects and may require us to cease development of our current line of Tß4-based product candidates.

If we are not able to maintain adequate patent protection for our product candidates, we may be unable to prevent our competitors from using our technology or technology that we license.

Our success will depend in substantial part on our ability to obtain, defend and enforce patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and abroad. Pursuant to an exclusive worldwide license from the NIH, we have exclusive rights to use Tß4 in the treatment of non-healing wounds. While patents covering our use of Tß4 have issued in some countries, we cannot guarantee whether or when corresponding patents will be issued, or the scope of any patents that may be issued, in other countries. We have attempted to create a substantial intellectual property portfolio, submitting patent applications for various compositions of matter, methods of use and fragments and derivatives of Tß4. We have also in-licensed other intellectual property rights from third parties that could be subject to the same risks as our own patents. If any of these patent applications do not issue, or do not issue in certain countries, or are not enforceable, the ability to commercialize Tß4 in various medical indications could be substantially limited or eliminated.

In addition, the patent positions of the products being developed by us and our collaborators involve complex legal and factual uncertainties. As a result, we cannot assure you that any patent applications filed by us, or by others under which we have rights, will result in patents being issued in the United States or foreign countries. In addition, there can be no assurance that any patents will be issued from any pending or future patent applications of ours or our collaborators, that the scope of any patent protection will be sufficient to provide us with competitive advantages, that any patents obtained by us or our collaborators will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights we or our collaborators may hold. Unauthorized parties may try to copy aspects of our product candidates and technologies or obtain and use information we consider proprietary. Policing the unauthorized use of our proprietary rights is difficult. We cannot guarantee that no harm or threat will be made to our or our collaborators’ intellectual property. In addition, changes in, or different interpretations of, patent laws in the United States and other countries may also adversely affect the scope of our patent protection and our competitive situation.

Due to the significant time lag between the filing of patent applications and the publication of such patents, we cannot be certain that our licensors were the first to file the patent applications we license or, even if they were the first to file, also were the first to invent, particularly with regards to patent rights in the United States. In addition, a number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our product candidates. Some of these technologies, applications or patents may conflict with our or our licensors’ technologies or patent applications. A conflict could limit the scope of the patents, if any, that we or our licensors may be able to obtain or result in denial of our or our licensors’ patent applications. If patents that cover our activities are issued to other companies, we may not be able to develop or obtain alternative technology.

Additionally, there is certain subject matter that is patentable in the United States but not generally patentable outside of the United States. Differences in what constitutes patentable subject matter in various countries may limit the protection we can obtain outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States, which would have a material adverse effect on our business, financial condition and results of operations.

Changes to U.S. patent laws could materially reduce any value our patent portfolio may have.

The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that may be obtained and may decrease revenues derived from its patents. For example, the U.S. patent laws were previously amended to change the term of patent protection from 17 years following patent issuance to 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology applications may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Future changes to patent laws could shorten our period of patent exclusivity and may decrease the revenues that we might derive from the patents and the value of our patent portfolio.

We may not have adequate protection for our unpatented proprietary information, which could adversely affect our competitive position.

In addition to our patents, we also rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. However, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. To protect our trade secrets, we may enter into confidentiality agreements with employees, consultants and potential collaborators. However, we may not have such agreements in place with all such parties and, where we do, these agreements may not provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. Also, our trade secrets or know-how may become known through other means or be independently discovered by our competitors. Any of these events could prevent us from developing or commercializing our product candidates.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of former employers.

As is commonplace in the biotechnology industry, we employ now, and may hire in the future, individuals who were previously employed at other biotechnology or pharmaceutical companies, including competitors or potential competitors. Although there are no claims currently pending against us, we may be subject to claims that we or certain employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and would be a significant distraction to management.

Risks Related To Our Securities and This Offering

Our common stock price is volatile and has had limited trading volume, and any investment in our securities could decline substantially in value.

For the period from January 1, 2009 through the date of this prospectus, our closing stock price has fluctuated between prices of $0.42 to $1.75 per share, with an average daily trading volume of approximately 80,000 shares. In light of our small size and limited resources, as well as the uncertainties and risks that can affect our business and industry, our stock price is expected to continue to be highly volatile and can be subject to substantial drops, with or even in the absence of news affecting our business. The following factors, in addition to the other risk factors described in this prospectus, and the potentially low volume of trades in our common stock, may have a significant impact on the market price of our common stock, some of which are beyond our control:

•	results of preclinical studies and clinical trials;

•	commercial success of approved products;

•	corporate partnerships;

•	technological innovations by us or competitors;

•	changes in laws and government regulations both in the U.S. and overseas;

•	changes in key personnel at our company;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public perception relating to the commercial value or safety of any of our product candidates;

•	future sales of our common stock;

•	future issuance of our common stock causing dilution;

•	anticipated or unanticipated changes in our financial performance;

•	general trends related to the biopharmaceutical and biotechnological industries; and

•	general conditions in the stock market.

The stock market in general has recently experienced relatively large price and volume fluctuations. In particular, the market prices of securities of smaller biotechnology companies have experienced dramatic fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in its value. You should also be aware that price volatility may be worse if the trading volume of the common stock remains limited or declines.

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Following this offering, we estimate that our officers, directors and principal stockholders together will control approximately 44% of our outstanding common stock, not including the exercise of options or warrants. Included in this group is Sigma-Tau, which will hold approximately 36% of our outstanding common stock following the offering, excluding the effect of any options and warrants, and not giving effect to any potential participation by Sigma-Tau in this offering. Sigma-Tau has expressed an interest in purchasing units in this offering. A portion of the shares of common stock currently held by Sigma-Tau, representing approximately 15% of our common stock outstanding following the offering, is subject to voting agreements under which we control the voting power of these shares. We cannot assure you that these voting agreements would prevent Sigma-Tau from taking actions not in your best interests and effectively exercising control over us. These voting agreements are currently scheduled to expire between June 2010 and September 2012. After their expiration, we will have no control over the voting of these shares controlled by Sigma-Tau, including with respect to the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock, and therefore may not be in the best interest of our other stockholders.

An active trading market for the warrants being sold in this offering may not develop.

Prior to this offering, there has been no public market for the warrants that are part of the units. It is anticipated that the warrants will be quoted on the OTC Bulletin Board promptly after the date of this prospectus. However, an active trading market for our warrants may never develop, and an active market for our common stock may not be sustained. If an active market for our securities does not develop, it may be difficult for you to sell the securities you purchase in this offering without depressing the market price for such securities.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price of our common stock and other securities and their trading volume could decline.

The trading market for our common stock and other securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If securities or industry analysts do not commence or maintain coverage of us, the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Our rights to repurchase certain shares of stock held by Sigma-Tau expire over time, and we may never be able or elect to exercise these rights.

Until June 2010, we have the right to repurchase at a price of $5.00 per share a number of shares of common stock issued to Sigma-Tau equal to the lesser of the shares sold to Sigma-Tau in connection with our private placement of securities in June 2005, or the number of shares necessary to reduce Sigma-Tau’s ownership of our outstanding capital stock to an aggregate of approximately 30% at the time of such repurchase. In addition, we have the right to repurchase at any time until December 31, 2010, for $2.50 per share, up to 5,000,000 shares of common stock issued to Sigma-Tau in connection with a private placement of securities in February 2008. After December 31, 2010, our rights to repurchase common stock held by Sigma-Tau will expire. These provisions could, under certain circumstances, allow us to reduce dilution by repurchasing these shares at prices lower than the then-prevailing market price of our common stock. However, we cannot assure you that our share price will increase sufficiently to make such repurchases economically feasible or that we would avail ourselves of the opportunity to make such repurchases even if our share price had risen to such a level.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. Upon completion of this offering, we will have outstanding 71,906,828 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 11,500,000 shares underlying the units sold in this offering and 28,851,031 additional outstanding shares, and any shares issued upon exercise of warrants issued in this offering, will be freely tradable, and 31,555,797 additional shares of common stock will be available for sale in the public market beginning 90 days after the date of this prospectus following the expiration of lock-up agreements between our officers, directors and certain stockholders and the representative of the underwriters, subject to restrictions under federal securities laws. The representative of the underwriters may release these officers, directors and stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

If you purchase securities in this offering, you will suffer immediate dilution of your investment.

We expect the public offering price of the units to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase units in this offering, you will effectively pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on a public offering price of $0.41 per unit, you will experience immediate dilution of $0.32 per share underlying each unit, representing the difference between our net tangible book value per share after giving effect to this offering and the effective public offering price per share of our common stock.

The exercise of options and warrants and other issuances of shares of common stock or securities convertible into common stock will dilute your interest.

As of March 31, 2010, there were outstanding options to purchase an aggregate of 4,914,112 shares of our common stock at exercise prices ranging from $0.28 per share to $3.82 per share, of which options to purchase 3,613,069 shares were exercisable as of such date. As of March 31, 2010, there were warrants outstanding to purchase 7,933,851 shares of our common stock, at a weighted average exercise price of $2.01 per share. We will issue additional warrants as part of the units being sold in this offering, with an exercise price equal to $0.56 per share. The exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of shares of our common stock. Additional dilution may result from the issuance of shares of our capital stock in connection with collaborations or manufacturing arrangements or in connection with other financing efforts.

Any issuance of our common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder by reducing his, her or its percentage ownership of the total outstanding shares. Moreover, if we issue options or warrants to purchase our common stock in the future and those options or warrants are exercised or we issue restricted stock, stockholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.

In addition, certain warrants to purchase shares of our common stock currently contain an exercise price above the current market price for the common stock, or above-market warrants, as will the warrants issued in connection with this offering. As a result, these warrants may not be exercised prior to their expiration and we may not realize any proceeds from their exercise.

Our certificate of incorporation, our stockholder rights plan and Delaware law contain provisions that could discourage or prevent a takeover or other change in control, even if such a transaction would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation provides our Board with the power to issue shares of preferred stock without stockholder approval. In addition, under our stockholder rights plan, our Board has the discretion to issue certain rights to purchase our capital stock to our stockholders when a person acquires in excess of 25% of our outstanding common shares. These provisions may make it more difficult for stockholders to take corporate actions and may have the effect of delaying or preventing a change in control, even if such actions or change in control would be in your best interests. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder, as defined in that statute, during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could also have the effect of delaying or preventing a change of control of our company. The foregoing factors could reduce the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

We may become involved in securities class action litigation that could divert management’s attention and harm our business and our insurance coverage may not be sufficient to cover all costs and damages.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could hurt our business, operating results and financial condition.

We have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could have a material adverse effect on our business, financial condition and results of operations.

As a public company, we continue to be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner it may affect the reliability of our internal control over financial reporting.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and to make an assessment of the effectiveness of our internal control over financial reporting. However, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. Under current SEC rules, our independent registered public accounting firm will also be required to deliver an attestation report on the operating effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2010.

We cannot be certain at this time that we will be able to successfully complete the attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting, which could adversely affect our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	the progress, outcome, timing or success of preclinical studies and clinical trials;

•	the expected timing of clinical trials and availability of data from those trials;

•	our ability to obtain and maintain regulatory approval for our product candidates from the FDA or foreign regulatory authorities;

•	future demand for our product candidates and our ability to sustain such demand;

•	the size of the potential market for our product candidates;

•	our plans to seek collaborative relationships and the success of those relationships;

•	the success of competing therapies that are or become available;

•	our compliance with federal, state and foreign regulatory requirements, and regulatory developments that impact those requirements;

•	our estimates and assumptions with respect to disease incidence;

•	our intellectual property and our strategies regarding filing additional patent applications to attempt to strengthen our intellectual property rights;

•	our ability to retain key management and scientific personnel;

•	estimates of our future financial performance;

•	our ability to implement financial controls and procedures on a timely basis; and

•	anticipated trends and challenges in our business.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate or that we will achieve the plans, intentions or expectations expressed or implied in our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Any forward-looking statements we make in this prospectus speak only as of its date, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 11,500,000 units in this offering will be approximately $3.9 million, or approximately $4.5 million if the underwriters exercise their over-allotment option in full, based upon a public offering price of $0.41 per unit, after deducting estimated underwriting discounts and commissions, the 1% corporate finance fee and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering, and our existing cash and cash equivalents, to fund research and development activities, including our anticipated Phase 2 clinical trial of RGN-352 in AMI patients, as well as the completion of our ongoing Phase 2 clinical trial of RGN-137 in patients with EB and our support of compassionate use studies using RGN-259 and a potential Phase 1/2 clinical trial of RGN-352 in patients with multiple sclerosis. We also expect to use a portion of the net proceeds for general corporate purposes, including working capital.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We will not be able to complete the contemplated Phase 2 clinical trial of RGN-352 without additional capital. Further, we expect that the net proceeds will not be sufficient to complete clinical trials to obtain regulatory approval for the marketing of any of our current product candidates. As described elsewhere in this prospectus, the completion of these trials may be delayed for a number of reasons. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, such as the progress of our development efforts, regulatory requirements, commercialization efforts in the event that we obtain regulatory approval, the amount of cash, if any, we generate from strategic collaborations that we may enter into or from other sources, and the amount of cash used by operations. Accordingly, we will have significant flexibility in applying the net proceeds of this offering.

Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 11,500,000 units in this offering at a public offering price of $0.41 per unit, after deducting estimated underwriting discounts and commissions, the 1% corporate finance fee payable to the representative of the underwriters and estimated offering expenses payable by us.

	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$3,190	$7,069

Stockholders’ equity:
Preferred stock, $0.001 per share, 1,000,000 shares authorized, no shares issued or outstanding, actual or as adjusted	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 60,406,828 shares issued and outstanding, actual; 100,000,000 shares authorized, 71,906,828 shares issued and outstanding, as adjusted;	60	72
Additional paid-in-capital	88,276	92,143
Accumulated deficit	(85,647)	(85,647)

Total stockholders’ equity	2,689	6,568

Total capitalization	$2,689	$6,568

The number of shares of common stock outstanding in the table above does not include:

•	4,914,112 shares of our common stock issuable upon the exercise of stock options outstanding under our 2000 stock option plan as of March 31, 2010, at a weighted average exercise price of $1.53 per share;

•	1,550,888 shares of our common stock available for future issuance under our 2000 stock option plan;

•	7,933,851 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2010, at a weighted-average exercise price of $2.01 per share; and

•	shares issuable upon exercise of warrants to be issued in connection with this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the NYSE Amex, previously known as the American Stock Exchange, under the symbol “RGN.” The prices, as presented below, represent the highest and lowest bid or sale prices for our common stock by quarter as quoted on the NYSE Amex. On May 17, 2010, the last sale price of our common stock as reported on the NYSE Amex was $0.52 per share.

2008	High	Low

First Quarter	$1.10	$0.80
Second Quarter	$1.92	$0.83
Third Quarter	$1.43	$1.02
Fourth Quarter	$1.66	$0.85

2009	High	Low

First Quarter	$1.75	$0.42
Second Quarter	$0.85	$0.45
Third Quarter	$1.12	$0.52
Fourth Quarter	$0.83	$0.55

2010	High	Low

First Quarter	$0.65	$0.53
Second Quarter (through May 17, 2010)	$0.68	$0.46

As of April 14, 2010, we had 851 holders of record of our common stock.

Each unit to be issued in this offering consists of shares of our common stock and a tradeable warrant to purchase additional shares of our common stock. The units will separate immediately and the common stock and the warrants will be issued separately. There will be no market for the units. Currently, no public market exists for the warrants. We intend to apply for listing of the warrants on the NYSE Amex, and we expect that the warrants will begin trading on or promptly after the date of this prospectus, subject to listing.

We have never declared or paid any dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future.

DILUTION

If you invest in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock, assuming no value is attributed to the warrants included in each unit, and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock. As of March 31, 2010, we had a net tangible book value of $2.7 million, or approximately $0.04 per share of common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of 11,500,000 units in this offering at a public offering price of $0.41 per unit, and after deducting estimated underwriting discounts and commissions, the 1% corporate finance fee payable to the representative of the underwriters and estimated offering expenses payable by us, our net tangible book value as of March 31, 2010 would have been approximately $6.6 million, or approximately $0.09 per share of common stock. This represents an immediate increase in the net tangible book value of $0.05 per share to existing stockholders, and an immediate dilution in the net tangible book value of $0.32 per share to investors purchasing units in this offering. The following table illustrates this per share dilution:

Public offering price per share of common stock underlying each unit		$0.41
Actual net tangible book value per share as of March 31, 2010	$0.04
Increase in net tangible book value per share attributable to new investors participating in this offering	0.05

Net tangible book value per share after this offering		0.09

Dilution per share to investors participating in this offering		$0.32

If the underwriters exercise their option in full to purchase 1,725,000 additional units in this offering, the pro forma net tangible book value per share after the offering would be $0.10 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $0.06 per share and the dilution to new investors purchasing units in this offering would be $0.31 per share.

The table above excludes:

•	4,914,112 shares of our common stock issuable upon the exercise of stock options outstanding under our 2000 stock option plan as of March 31, 2010, at a weighted average exercise price of $1.53 per share;

•	1,550,888 shares of our common stock available for future issuance under our 2000 stock option plan;

•	7,933,851 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2010, at a weighted-average exercise price of $2.01 per share; and

•	shares issuable upon exercise of warrants to be issued in connection with this offering.

To the extent that options or warrants are exercised, new options are issued under our equity benefit plans, or we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included later in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes.

We have derived the selected balance sheet data as of December 31, 2009 and 2008 and the selected statement of operations data for the years ended December 31, 2009 and 2008 from our audited financial statements that are included in this prospectus. We have derived the selected balance sheet data as of December 31, 2007, 2006 and 2005 and the selected statement of operations data for the years ended December 31, 2007, 2006 and 2005 from our audited financial statements that are not included in this prospectus. We have derived the selected statement of operations data for three months ended March 31, 2010 and 2009 and the selected balance sheet data as of March 31, 2010 from our unaudited financial statements that are included in this prospectus.

Our historical results are not necessarily indicative of the results to be expected in any future period.

						Three Months Ended
	Year Ended December 31,					March 31,
	2009	2008	2007	2006	2005	2010	2009

Statement of Operations Data:
Sponsored research revenue	$—	$168,412	$240,324	$272,491	$—	$—	$—
Operating expenses:
Research and development	3,724,514	7,149,808	8,887,255	6,396,524	3,155,735	470,434	1,661,600
General and administrative	2,781,790	3,805,346	3,197,685	2,665,652	2,513,792	678,068	859,568

Total operating expenses	6,506,304	10,955,154	12,084,940	9,062,176	5,669,527	1,148,502	2,521,168

Loss from operations	(6,506,304)	(10,786,742)	(11,844,616)	(8,789,685)	(5,669,527)	(1,148,502)	(2,521,168)

Interest income	12,444	149,777	666,458	522,704	214,676	2,793	6,518

Net loss	$(6,493,860)	$(10,636,965)	$(11,178,158)	$(8,266,981)	$(5,454,851)	$(1,145,709)	$(2,514,650)

Basic and diluted net loss per share	$(0.12)	$(0.21)	$(0.24)	$(0.21)	$(0.15)	$(0.02)	$(0.05)

Shares used to compute basic and diluted net loss per share	55,680,525	50,967,617	46,465,982	40,116,367	36,843,609	60,406,828	53,622,491

						As of
	As of December 31,					March 31,
	2009	2008	2007	2006	2005	2010

Balance Sheet Data:
Cash and cash equivalents	$4,355,768	$5,655,367	$3,696,878	$13,052,308	$4,896,143	$3,189,990
Short-term investments	—	—	4,579,592	4,000,000	2,679,693	—
Working capital	3,671,910	4,565,932	6,102,596	16,187,188	6,939,195	2,648,787
Total assets	4,583,754	5,922,576	8,621,793	17,501,625	7,724,634	3,455,854
Total liabilities	880,404	1,325,912	2,469,069	1,249,290	714,127	766,369
Accumulated deficit	(84,501,404)	(78,007,544)	(67,405,579)	(56,227,421)	(47,960,440)	(85,647,113)
Stockholders’ equity	3,703,350	4,596,664	6,152,724	16,252,335	7,010,507	2,689,485

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the related notes to those statements included later in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, particularly those set forth under “Special Note Regarding Forward-Looking Statements” and “Risk Factors,” our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company focused on the development of a novel therapeutic peptide, Thymosin beta 4, or Tß4, for tissue and organ protection, repair, and regeneration. We have formulated Tß4 into three distinct product candidates currently in clinical development:

•	RGN-352, an injectable product candidate to treat cardiovascular diseases, central nervous system diseases, and other medical indications that may be treated by systemic administration, for which we intend to initiate a Phase 2 clinical trial in the second half of 2010;

•	RGN-259, a topical eye drop for ophthalmic indications that was evaluated in a small Phase 2 clinical trial and is currently being supported in compassionate use studies; and

•	RGN-137, a topically applied gel for chronic dermal wounds and reduction of scar tissue that is currently in a Phase 2 clinical trial for the treatment of the skin defect epidermolysis bullosa.

We have a fourth product candidate, RGN-457, in preclinical development. RGN-457 is an inhaled formulation of Tß4 targeting cystic fibrosis and other pulmonary diseases.

In addition to our four pharmaceutical product candidates, we are also pursuing the commercial development of peptide fragments and derivatives of Tß4 for cosmeceutical use. We believe the biological activities of these fragments may be useful, for example, in developing novel cosmeceutical products for the anti-aging market.

During 2009, we completed a Phase 1 clinical trial evaluating the safety of RGN-352 in 60 healthy subjects. Based on the results of this Phase 1 trial and subject to available funding, we intend to initiate a Phase 2 clinical trial in the second half of 2010 to evaluate RGN-352’s ability to salvage and regenerate damaged cardiac tissue and improve cardiac function after a heart attack. We intend to use a portion of the proceeds of this offering in support of this Phase 2 clinical trial, although we will not be able to complete the trial without additional capital. In May 2010, we were awarded a $3 million grant from the National Heart, Lung and Blood Institute, one of the institutes of the NIH, to support the further development of RGN-352. We also intend to supply RGN-352 and may provide other assistance, depending on our available financial resources, in support of a Phase 1/2 clinical trial proposed to be conducted at a major U.S. medical center under a physician-sponsored IND in order to evaluate the potential of this product candidate in patients with multiple sclerosis.

We are continuing to support the development of RGN-259 in ophthalmic indications under compassionate use INDs. We are also planning to support a physician-sponsored clinical trial in patients with dry eye secondary to graft versus host disease, or GvHD, in order to gain further insight into RGN-259’s ability to repair and regenerate ophthalmic tissues. Our support includes manufacturing and supplying RGN-259 for the trial and providing regulatory and clinical guidance. We are also collaborating with the U.S. military to evaluate the potential of RGN-259 to prevent or reduce eye damage caused by chemical warfare agents.

We are currently conducting a Phase 2 clinical trial evaluating RGN-137 for the treatment of patients with EB, which we expect to complete in late 2010 or early 2011. Once we complete our Phase 2 EB trial, we will analyze the data in conjunction with our two other completed Phase 2 trials, along with the preclinical data indicating Tß4’s ability to reduce scarring, at which time we will further evaluate our strategy for the clinical development of RGN-137.

In addition to our four pharmaceutical product candidates, we are also pursuing the commercial development of peptide fragments and derivatives of Tß4 for potential cosmeceutical use. These fragments are amino acid sequences, and variations thereof, within the Tß4 molecule that have demonstrated activity in several in vitro preclinical research studies that we have sponsored. We believe the biological activities of these fragments may be useful, for example, in developing novel cosmeceutical products for the anti-aging market. Our strategy is to enter into a collaboration with other companies to develop cosmeceutical formulations based on these peptides.

As of the date of this prospectus, we believe we have sufficient liquidity and capital resources to fund our operations, including our ongoing clinical trials and other research initiatives, into the third quarter of 2010, without considering any proceeds from this offering or any other sources of funding. With the proceeds of this offering, we believe that we will be able to initiate and conduct at least a portion of our contemplated Phase 2 AMI trial of RGN-352 as well as to complete our ongoing Phase 2 trial of RGN-137 in EB patients and to support the compassionate use studies of RGN-259 and the proposed Phase 1/2 trial of RGN-352 in multiple sclerosis patients. However, we will need substantial additional funds beyond the proceeds of this offering in order to initiate and complete further clinical trials beyond those currently contemplated and to continue to fund our operations.

We incurred net losses of $1.1 million, $6.5 million and $10.6 million for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, respectively. As of March 31, 2010, we had an accumulated deficit of $85.6 million. During 2009, we issued shares of common stock and warrants to purchase additional shares of our common stock to Sigma-Tau for gross proceeds of $1.6 million. In October 2009, we also issued shares of common stock and warrants to purchase additional shares of our common stock to new institutional investors for gross proceeds of approximately $3.7 million. From April to September 2009, we also reduced our ongoing monthly cash outflows through salary reductions and reductions in director fees in exchange for the issuance of stock options to our non-employee directors and certain of our executives and employees, which reduced our cash outflows by approximately $300,000 during this period. We restored salaries and directors fees to their prior levels in October 2009 and have continued our research efforts through the date of this prospectus. We intend to maintain tight cost controls and continue to operate under a closely monitored budget approved by the Board of Directors until sufficient funding is obtained to enable expanded research activities.

Financial Operations Overview

Historically, we received only immaterial amounts of revenue from non-refundable government grants. As described elsewhere in this prospectus, we were recently awarded a grant from the NIH to support the further clinical development of RGN-352. Our receipt of the full award will be subject to a number of terms and conditions, and we may never receive future grants. We have never generated product revenues, and we do not expect to generate product revenues until the FDA approves one of our product candidates, if ever, and we begin marketing it. Subject to the availability of financing, we expect to invest increasingly significant amounts in the furtherance of our current clinical programs and may add additional preclinical studies and new clinical trials as we explore the potential of our current product candidates in other indications and explore new formulations of Tß4-based product candidates. As we expand our clinical development initiatives, we expect to incur substantial and increasing losses. Accordingly, we will need to generate significant product revenues in order to ultimately achieve and then maintain profitability. Also, we expect that we will need to raise substantial additional capital in addition to the proceeds of this offering in order to meet product development requirements. We cannot assure investors that such capital will be available when needed, on acceptable terms, or at all.

Most of our expenditures to date have been for research and development, or R&D, activities and general and administrative, or G&A, activities. R&D costs include all of the wholly-allocable costs associated with our various clinical programs passed through to us by our outsourced vendors. Those costs include manufacturing Tß4 and peptide fragments, formulation of Tß4 into our product candidates, stability studies for both Tß4 and the various formulations, preclinical toxicology, safety and pharmacokinetic studies, clinical trial management, medical oversight, laboratory evaluations, statistical data analysis, regulatory compliance, quality assurance and other related activities. R&D includes cash and non-cash compensation, employee benefits, travel and other miscellaneous costs of our internal R&D personnel, seven persons in total, who are wholly dedicated either on a full or part-time basis to R&D efforts. R&D also includes a proration of our common infrastructure costs for office space and communications. We expense our R&D costs as they are incurred.

R&D expenditures are subject to the risks and uncertainties associated with clinical trials and the FDA review and approval process. As a result, these expenses could exceed our expectations, possibly materially. We are uncertain as to what we will incur in future research and development costs for our clinical studies, as these amounts are subject to the outcome of current studies, management’s continuing assessment of the economics of each individual research and development project and the internal competition for project funding.

G&A costs include outside professional fees for legal, audit and accounting services, including the costs to maintain our intellectual property portfolio. G&A also includes cash and non-cash compensation, employee benefits, travel and other miscellaneous costs of our internal G&A personnel, three in total, who are wholly dedicated to G&A efforts. G&A also includes a proration of our common infrastructure costs for office space, and communications.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Such accounting principles require that our management make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Our actual results could differ materially from those estimates. The items in our financial statements that have required us to make significant estimates and judgments are as follows:

Share-Based Payment

We account for share-based compensation based on the estimated grant date fair value of the award using the Black-Scholes option-pricing model. The estimated grant date fair value is recognized over the requisite service period.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Since our historical data is limited, the expected life was determined in accordance with SEC Staff Accounting Bulletin No. 107 guidance for “plain vanilla” options. Since our historical trading volume is relatively low, we estimated the expected volatility based on monthly closing prices for a period consistent with the expected life of the option.

The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2 to our financial statements included in this prospectus for a further discussion on stock-based compensation and the relative ranges of our historical underlying assumptions.

Costs of Preclinical Studies and Clinical Trials

We accrue estimated costs for preclinical studies and clinical trials conducted by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. We accrue costs for preclinical studies and clinical trials performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up hospital sites for participation in trials are accrued immediately. Hospital costs related to patient enrollment are accrued as patients are entered in the trial.

Recent Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (ASU 2010 — 09) to address potential practice issues associated with FASB ASC 855 (formerly SFAS 165), “Subsequent Events.” The ASU was effective upon issuance and eliminated the requirement for entities that file or furnish financial statements with the SEC to disclose the date through which subsequent events have been evaluated in originally issued and reissued financial statements. Other entities would continue to be required to disclose the date through which subsequent events have been evaluated; however, disclosures about the date would be required only in financial statements revised because of an error correction or retrospective application of U.S. GAAP. Our adoption of this standard changed our presentation of subsequent events when preparing our financial statements.

In September 2009, the FASB ratified ASU 2009-13 (formerly EITF 08-1), “Revenue Recognition” (ASC 605): Multiple-Deliverable Revenue Arrangements, the final consensus reached by the Emerging Issues Task Force that revised the authoritative guidance for revenue arrangements with multiple deliverables. The guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. The guidance will be effective for our fiscal year beginning January 1, 2011 with early adoption permitted. The guidance may be applied retrospectively or prospectively for new or materially modified arrangements. We currently do not have any multiple-deliverable revenue arrangements, accordingly, the adoption of the guidance will not have an impact on our financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (ASC 820) — Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset or the quoted prices for similar liabilities or similar liabilities when traded as assets. The guidance provided is effective for the first reporting period (including interim periods) beginning after issuance. Our adoption of ASU 2009-05 did not impact our financial position or results of operations.

In June 2009, the FASB issued ASC 105 (formerly SFAS 168), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (ASC 105). ASC 105 is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard in 2009 changed how we reference various elements of U.S. GAAP when preparing our financial statement disclosures, but did not have an impact on our financial position or results of operations.

Other new pronouncements issued but not effective until after March 31, 2010 are not expected to have a significant effect on our financial position or results of operations.

Results of Operations

Comparison of the three months ended March 31, 2010 and 2009

Research and Development Expense.  For the three months ended March 31, 2010, our R&D expenses decreased by approximately $1.2 million, or 72%, to $470,000, from approximately $1.7 million for the same period in 2009. The decrease was primarily the result of reduced clinical activity in 2010 as compared to 2009. During the three months ended March 31, 2009, we concluded our Phase 2 clinical trials evaluating RGN-137 in patients with pressure ulcers and venous stasis ulcers, as well as the clinical portion of our Phase 1 trial evaluating the safety of RGN-352 in healthy subjects. In January 2009, we also terminated the clinical portion of our Phase 2 clinical trial evaluating the safety and efficacy of RGN-259 to treat diabetic patients whose corneal epithelium had been scraped during vitrectomy surgery.

General and Administrative Expense.  For the three months ended March 31, 2010, our G&A expenses decreased by $181,000, or 21%, to approximately $678,000, from approximately $859,000 for the same period in 2009. The decrease was largely the result of lower legal, accounting and business development expenses during the three months ended March 31, 2010. In addition, during the second quarter of 2009 we changed our assumed forfeiture rate for stock-based awards, which had the effect of reducing non-cash stock-based compensation expense by $85,000 during the three months ended March 31, 2010 as compared to the same period in 2009.

Comparison of years ended December 31, 2009 and 2008

Revenues.  For the year ended December 31, 2009, we did not recognize any grant revenue, as compared to approximately $168,000 for the year ended December 31, 2008. Our grant from the FDA’s Office of Orphan Products Development for the RGN-137 trial for the treatment of EB was exhausted during the year ended December 31, 2008, and we do not expect to receive any additional grant funding for this trial.

Research and Development Expense.  For the year ended December 31, 2009, our R&D expenditures decreased by approximately $3.4 million, or 48%, to approximately $3.7 million, from approximately $7.1 million in 2008. Our outsourced R&D costs, which are costs paid directly to contract research organizations and outside consultants, decreased by approximately $2.9 million, or 58%, to approximately $2.1 million, from approximately $5.0 million. This net decrease is directly related to the conclusion of several clinical trials in late 2008 and early 2009.

For RGN-352, we completed the majority of work associated with a Phase 1 safety trial in 2008, including the initiation and completion of a Phase 1A portion followed by the initiation of the Phase 1B portion. During 2009, only a relatively minor portion of clinical activity on Phase 1B occurred for the remaining subjects in the study, along with that phase’s data evaluation and wrap up. Consequently, our R&D expenditures for RGN-352 decreased by approximately $1.2 million, or 65%, to approximately $0.6 million in 2009, from approximately $1.8 million in 2008.

For RGN-259, during 2008, we were actively enrolling our Phase 2 trial to treat diabetic patients whose corneal epithelium was scraped during vitrectomy surgery. In January 2009, we completed enrollment of the first cohort of our Phase 2 diabetic vitrectomy study and terminated the trial. Consequently, our R&D expenditures for RGN-259 decreased by approximately $0.1 million, or 15%, to approximately $0.8 million in 2009, from approximately $0.9 million in 2008.

Throughout 2008, we were actively enrolling our Phase 2 trials of RGN-137 to treat patients with pressure ulcers as well as EB. Having completed enrollment of our Phase 2 pressure ulcer trial at the end of 2008, we incurred relatively less cost in early 2009 to evaluate the trial’s data and report the information, while our Phase 2 EB trial continued enrollment throughout both periods. Consequently, our R&D expenditures for RGN-137 decreased by approximately $1.3 million, or 89%, to approximately $0.2 million, from approximately $1.5 million in 2008.

Some of our outsourced R&D costs are for various miscellaneous development efforts or are for certain services that span several formulations or trials. These include certain stability, pharmacokinetic, and medical monitoring services. Given the overall decrease in clinical activity between years, these costs decreased by approximately $0.3 million, or 35%, to approximately $0.5 million in 2009, from approximately $0.8 million in 2008.

Our internal R&D costs decreased by approximately $0.5 million, or 25%, to approximately $1.6 million in 2009, from approximately $2.1 million in 2008. As described elsewhere in this prospectus, we implemented a salary reduction program for six months of 2009. Additionally, we reduced our R&D headcount by one person during the year and some of our R&D personnel only worked part-time during a portion of 2009. Finally, as described in Note 7 to our financial statements included in this prospectus, we increased our forfeiture assumption for stock options based on historical experience, which reduced the employee-related non-cash stock-based compensation expense associated with the grant of stock options. In combination, these variances yielded a decrease in our cost of employment for our R&D personnel of approximately $0.4 million, or 23%, to approximately $1.4 million in 2009, from approximately $1.8 million in 2008. Our other cost-cutting measures, as well as a reduction in travel associated with less clinical activity, resulted in a decrease in our other internal R&D costs of approximately $0.1 million, or 35%, to approximately $0.2 million in 2009, from approximately $0.3 million in 2008.

General and Administrative Expense.  For the year ended December 31, 2009, our G&A expenses decreased by approximately $1.0 million, or 27%, to approximately $2.8 million, from approximately $3.8 million in 2008. The combination of our 2009 salary reduction program and reductions in stock-based compensation expense resulting from changes in forfeiture assumptions yielded a decrease in our G&A personnel expenses of approximately $0.5 million, or 32%, to approximately $0.9 million in 2009, from approximately $1.4 million in 2008. We also reduced our outside accounting, legal and business development personnel costs by $0.5 million, or 28%, to approximately $1.5 million in 2009, from approximately $2.0 million in 2008. Our other G&A costs for facilities, investor relations, insurance, and travel remained consistent between years at approximately $0.4 million.

Interest Income.  For the year ended December 31, 2009, our interest income decreased by $137,000, or 92%, to approximately $12,000, from approximately $150,000 in 2008. The decrease was due to lower average interest-bearing cash balances during 2009.

Liquidity and Capital Resources

Overview

We have not commercialized any of our product candidates to date and have incurred significant losses since inception. We have primarily financed our operations through the issuance of common stock and common stock warrants in private and public financings, although as discussed below we have recently been awarded a government grant and intend to apply for additional federal cash grants and tax credits. The report of our independent registered public accounting firm regarding our financial statements for the year ended December 31, 2009 contains an explanatory paragraph regarding our ability to continue as a going concern based upon our history of net losses and dependence on future financing in order to meet our planned operating activities.

We incurred net losses of $6.5 million and $1.1 million for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. We had cash and cash equivalents totaling $3.2 million, $4.4 million and $5.7 million at March 31, 2010, December 31, 2009 and 2008, respectively. The decrease during the three months ended March 31, 2010 was largely the result of our net loss during this period. The $1.3 million decrease during 2009 was the result of $6.2 million used in operating activities, offset by $4.9 million in cash raised through the private placement of common stock and warrants. As of the date of this prospectus, we have approximately $2.6 million of cash and cash equivalents. Based on our current operations, we believe our existing cash resources, along with the expected net proceeds of this offering, will be adequate to fund our operations into the first quarter of 2011.

Accordingly, we will continue to have a need for financing, which we may not be able to complete either on favorable terms or at all. If we raise additional funds by selling shares of our common stock or securities convertible into our common stock, such as in this offering, the ownership interest of our existing stockholders may be significantly diluted. If additional funds are raised through the issuance of preferred stock or debt securities, these securities are likely to have rights, preferences and privileges senior to our common stock and may involve significant fees, interest expense, restrictive covenants or the granting of security interests in our assets. We are also in the process of exploring other alternatives, including corporate collaborations and licensing arrangements, and the sale of certain of our intellectual property rights. There are substantial challenges and risks that will make it difficult to successfully implement any of these opportunities.

Cash Flows

Net Cash Used in Operating Activities.  Net cash used in operating activities was approximately $1.2 million and $1.8 million for the three months ended March 31, 2010 and 2009, respectively. In both periods, the net cash used in operating activities was primarily the result of our net losses during the periods. Included in these net losses were non-cash expenses related to employee stock compensation and depreciation of $135,000 and $271,000 for the three months ended March 31, 2010 and 2009, respectively. Also included in the net loss for the three months ended March 31, 2010 was a $141,000 non-cash gain upon the settlement of accrued liabilities. Finally, changes in working capital resulted in net cash inflows of approximately $4,000 during the three months ended March 31, 2010, as opposed to net cash inflows of $492,000 during the three months ended March 31, 2009.

Net cash used in operating activities was approximately $6.2 million and $10.6 million for the years ended December 31, 2009 and 2008, respectively. While our reported net loss for the year ended December 31, 2009 was approximately $6.5 million, it included approximately $0.8 million in non-cash expenses, primarily non-cash share-based compensation, which was offset by approximately $0.5 million of cash used to retire current liabilities as compared to the liabilities reported as of December 31, 2008. Our net loss in 2008 of $10.6 million approximated the net cash used in operating activities in the same period as the non-cash share based compensation expenses of approximately $1.1 million were fully offset by a similar reduction in liabilities as compared to those reported as of December 31, 2007.

Net Cash Provided by Investing Activities.  Net cash provided by investing activities was approximately $4.6 million for the year ended December 31, 2008, and there were no investing activities during 2009. During the three months ended March 31, 2010, we spent approximately $18,000 for the purchase of furniture and equipment, which was our only investing activity during the period. There were no investing activities during the three months ended March 31, 2009. In 2008, we sold all of our short-term, highly-liquid, investment-grade financial instruments that had more than a 90-day maturity from the date of purchase and invested the proceeds in cash equivalents.

Net Cash Provided by Financing Activities.  There were no financing activities during either of the three months ended March 31, 2010 or 2009. Net cash provided by financing activities totaled approximately $4.9 million and $7.9 million for the years ended December 31, 2009 and 2008, respectively. In both periods, these net proceeds result from the issuance of common stock and warrants to purchase common stock.

Future Funding Requirements

The expenditures that will be necessary to execute our business plan are subject to numerous uncertainties that may adversely affect our liquidity and capital resources. As described elsewhere in this prospectus, during 2009 we completed two Phase 2 clinical trials, closed one additional Phase 2 clinical trial and completed a Phase 1 clinical trial. Currently, we are actively enrolling patients in one Phase 2 trial, for RGN-137 in EB patients, while we are supporting small compassionate use studies of RGN-259. Subject to available funding, we intend to commence a Phase 2 clinical trial of RGN-352 for AMI patients in the second half of 2010 and support a Phase 1/2 clinical trial of RGN-352 for MS patients, as well as a physician-sponsored Phase 2 clinical trial of RGN-259 in patients with dry eye secondary to graft versus host disease. We currently do not have sufficient capital resources to continue clinical development beyond the third quarter of 2010, without giving effect to this offering. As described elsewhere in this prospectus, we were recently awarded a grant from the NIH, which will allow us to continue the development of RGN-352 without exhausting our current capital resources.

In addition, the length of time required for clinical trials varies substantially according to the type, complexity, novelty and intended use of a product candidate. Some of the factors that could impact our liquidity and capital needs include, but are not limited to:

•	the progress of our clinical trials;

•	the progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our preclinical development activities;

•	the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent and other intellectual property claims;

•	the costs related to development and manufacture of preclinical, clinical and validation lots for regulatory purposes and commercialization of drug supply associated with our product candidates;

•	our ability to enter into corporate collaborations and the terms and success of these collaborations;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing manufacturing, sales and distribution capabilities.

In addition, the duration and the cost of clinical trials may vary significantly over the life of a project as a result of differences arising during the clinical trial protocol, including, among others, the following:

•	the number of patients that ultimately participate in the trial;

•	the duration of patient follow-up that seems appropriate in view of the results;

•	the number of clinical sites included in the trials; and

•	the length of time required to enroll suitable patient subjects.

Also, we test our potential product candidates in numerous preclinical studies to identify indications for which they may be product candidates. We may conduct multiple clinical trials to cover a variety of indications for each product candidate. As we obtain results from trials, we may elect to discontinue clinical trials for certain product candidates or for certain indications in order to focus our resources on more promising product candidates or indications.

Our proprietary product candidates also have not yet achieved FDA regulatory approval, which is required before we can market them as therapeutic products. In order to proceed to subsequent clinical trial stages and to ultimately achieve regulatory approval, the FDA must conclude that our clinical data establish safety and efficacy. Historically, the results from preclinical studies and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals.

In addition to our obligations under clinical trials, we are committed under an office space lease through January 2013 that requires average base rental payments of approximately $7,300 per month.

Sources of Liquidity

We have not commercialized any of our product candidates to date and have primarily financed our operations through the issuance of common stock and common stock warrants in private and public financings. Sigma-Tau has historically provided significant equity capital to us. In 2009, Sigma-Tau provided approximately $1.6 million in gross proceeds out of the approximately $5.3 million in total gross proceeds raised during the year, with new investors providing the remaining $3.7 million. Sigma-Tau provided all of the $8.0 million in gross proceeds raised during 2008.

As described below under “Business — Material Agreements,” we are party to a license agreement with a subsidiary of Sigma-Tau that provides the opportunity for us to receive milestone payments upon specified events and royalty payments upon commercial sales of Tß4 in Europe. However, we have not received any milestone payments to date, and there can be no assurance that we will be able to attain such milestones and generate any such payments under the agreement.

As a result of recent government initiatives, we have engaged a consulting firm to assist us in identifying sources of Federal government funding. We are pursuing federally-sourced funding and were recently awarded a $3 million grant from the NIH, as described in this prospectus. Recently enacted healthcare reform legislation also provides for a qualifying therapeutic discovery project credit, or Therapeutic Credit, as an incentive for small biotechnology companies like us. The Therapeutic Credit will allow small businesses to apply for a federal grant in an amount equal to 50% of their investment in qualifying therapeutic discovery projects for 2009 and 2010. Qualifying therapeutic discovery projects include those designed to treat or prevent diseases or conditions by conducting preclinical or clinical activities for the purpose of securing FDA approval of a product. We believe that our entire Tß4 development program may qualify for the Therapeutic Credit, and we currently estimate that 50% of our qualifying costs for 2009 and 2010 could approximate up to $4.0 million. We expect that the Therapeutic Credit program will be highly competitive, and there can be no assurance that we will be able to secure any funding under this program. We are also collaborating with the Federal government in evaluating RGN-259, our sterile eye drop product candidate, in animals exposed to caustic agents, and we believe that our other formulations may also be of interest in healing damaged tissues for indications that result from battlefield or homeland security situations.

Other potential sources of outside capital include entering into strategic business relationships, public or private sales of shares of our capital stock, or debt, or other similar financial instruments. While we sold common stock and warrants to purchase common stock to Sigma-Tau and new investors in the fourth quarter of 2009, we do not have any committed sources of outside capital at this time. Consequently, there can be no assurance that we will be able to obtain additional capital in sufficient amounts, on acceptable terms, or at all.

If we raise additional capital through such a strategic business relationship, we may have to give up valuable rights to intellectual property. If we raise funds by selling additional shares of our common stock or securities convertible into our common stock, such as in this offering, the ownership interest of our existing stockholders may be significantly diluted. In addition, if additional funds are raised through the issuance of preferred stock or debt securities, these securities are likely to have rights, preferences and privileges senior to our common stock and may involve significant fees, interest expense, restrictive covenants and the granting of security interests in our assets.

Our failure to successfully address ongoing liquidity requirements would have a materially negative impact on our business, including the possibility of surrendering our rights to some technologies or product opportunities, delaying our clinical trials, or ceasing operations.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined in Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

Our cash equivalents, which are generally comprised of Federally-insured bank deposits and short-term U.S. government debt securities, are subject to default, changes in credit rating and changes in market value. These investments are also subject to interest rate risk and will decrease in value if market interest rates increase. As of March 31, 2010, these cash equivalents were $3.2 million. Due to the short-term nature of these investments, if market interest rates differed by 10% from their levels as of March 31, 2010, the change in fair value of our financial instruments would not have been material.

BUSINESS

General

We are a biopharmaceutical company focused on the development of a novel therapeutic peptide, Tß4, for tissue and organ protection, repair, and regeneration. We have formulated Tß4 into three distinct product candidates currently in clinical development:

•	RGN-352, an injectable product candidate to treat cardiovascular diseases, central nervous system diseases, and other medical indications that may be treated by systemic administration, for which we intend to initiate a Phase 2 clinical trial in the second half of 2010;

•	RGN-259, a topical eye drop for ophthalmic indications that was evaluated in a small Phase 2 clinical trial and is currently being supported in compassionate use studies; and

•	RGN-137, a topically applied gel for chronic dermal wounds and reduction of scar tissue that is currently in a Phase 2 clinical trial for the treatment of the skin defect epidermolysis bullosa, or EB.

We have a fourth product candidate, RGN-457, in preclinical development. RGN-457 is an inhaled formulation of Tß4 targeting cystic fibrosis and other pulmonary diseases.

In addition to our four pharmaceutical product candidates, we are also pursuing the commercial development of peptide fragments and derivatives of Tß4 for cosmeceutical use. Cosmeceuticals are cosmetic products with biologically active ingredients. We believe the biological activities of these fragments may be useful, for example, in developing novel cosmeceutical products for the anti-aging market.

Overview of Tß4

Tß4 is a naturally occurring 43-amino acid peptide that was originally isolated from bovine thymus glands. It plays a vital role in cell structure and motility and in the protection, regeneration, remodeling and healing of tissues.

Although it is recognized that wound healing is a complex process, most companies working to develop new drugs in this area have focused primarily on the development of growth factors to stimulate healing and have, to date, failed to demonstrate dramatic improvements in the healing process. Unlike growth factors, numerous preclinical animal studies, published by independent researchers, have identified several important biological activities involving Tß4 that we believe make it potentially useful as wound healing, repair and tissue regenerating agent. These activities include:

•	Progenitor (Stem) Cell Differentiation. Research published in the journal Nature in November 2006 featured the discovery that Tß4 is the key signaling molecule that triggers adult epicardial progenitor cells, or EPCs, to differentiate into coronary blood vessels. EPCs are partially differentiated stem cells that can further differentiate into specific cell types when needed. Confirmatory research published in 2009 in the Journal of Molecular and Cellular Cardiology concluded that Tß4 is responsible for the initiation of the embryonic coronary developmental program and EPC differentiation in adult mice. These publications confirm that Tß4’s interaction with EPCs is necessary for the maintenance of a healthy adult animal heart, as well as normal fetal animal heart development.

The 2006 Nature publication also concluded that Tß4’s interaction with EPCs resulted in the formation of cardiomyocytes that repaired damaged myocardium, or heart tissue, in mice after an induced AMI. Research published in the journal Circulation in April 2008 showed Tß4’s cardioprotective effects in a pig ischemic-reperfusion model. This pig model is accepted as an important model upon which to base human clinical research, as pigs are larger mammals, the anatomy of the pig heart is similar to the human heart, and vascular response processes are completed five to six times faster in pigs than in humans, so that long-term results can be obtained in a relatively short period of time. This research also identified Tß4’s interaction with EPCs as the underlying basis of cardioprotection through the differentiation of EPCs into cardiomyocytes, yielding statistically significant cardiac functional recovery results when compared to the administration of placebo.

Similar research in the area of brain tissue was published in the journal Neuroscience in September 2009. This publication concluded that Tß4 triggered the differentiation of oligodendrocyte progenitor cells to form myelin-producing oligodendrocytes, which led to the remyelination of axons in the brain of mice with experimental autoimmune encephalomyelitis, or EAE. This mouse model is an accepted small animal model for the study of multiple sclerosis.

•	Actin Regulation. Tß4 regulates actin, which comprises up to 10% of the protein of non-muscle cells in the body and plays a central role in cell structure and in the movement of cells. Research studies have indicated that Tß4 stimulates the migration of human keratinocytes, or skin cells, human endothelial cells, and progenitor cells. Endothelial cells are the major cell type responsible for the formation of new blood vessels, a process known as angiogenesis. Certain of these studies conducted at the NIH were the first to suggest the role of Tß4 in wound healing. The data from these studies encouraged us to license the rights to Tß4 from the NIH in 2001 and to launch an initial clinical development program that targeted the use Tß4 for chronic dermal wounds.

•	Reduction of Inflammation. Uncontrolled inflammation is the underlying basis of many pathologies and injuries. Research has shown that Tß4 is a potent anti-inflammatory agent in skin cells and in corneal epithelial cells in the eye. Tß4 has also been shown to decrease the levels of inflammatory mediators and to significantly reduce the influx of inflammatory cells in the reperfused heart of animals. More recent preclinical research suggests that Tß4 blocks activation of the NFκB pathway, which is involved in DNA activation of inflammatory mediators, thereby modulating inflammation in the body. This anti-inflammatory activity may explain, in part, the mechanism by which Tß4 appeared to improve functional outcome in the mouse multiple sclerosis model described above, as well as promoting repair in the heart and skin. Identifying a factor such as Tß4 that blocks activation of NFκB suggests that Tß4 could have additional important therapeutic applications for inflammation-related diseases, such as cancer, osteoarthritis, rheumatic diseases, autoimmune diseases, inflammatory pulmonary disease and pancreatitis.

•	Collagen and Laminin-5 Stimulation. Tß4 has a number of additional biological activities shown to reduce inflammation, stimulate the formation of collagen, and up-regulate the expression of laminin-5, a subepithelial basement membrane protein. Both collagen and laminin-5 are central to healthy tissue and the prevention of disease.

•	Apoptosis. Tß4 has been shown to prevent apoptosis, or programmed cell death, in two animal models and in two tissue types. In the rodent model, corneal apoptosis, or loss of corneal epithelial cells leading to corneal epithelial thinning, was prevented through topical administration of Tß4, and in the heart muscle of ischemic animal models, such as in mice and pigs, cell death was prevented by the systemic administration of Tß4.

In combination, we believe that these various biological activities work together to play a vital role in the healing and repair of injured or damaged tissue and suggest that Tß4 is an essential component of the tissue protection and regeneration process that may lead to many potential medical applications. All of our product candidates are based on Tß4, manufactured as a synthetic copy of the naturally occurring peptide and formulated for various routes of administration and applications.

Our Product Candidates

RGN-352

Our product candidate RGN-352 is an injectable formulation of Tß4 for systemic administration. We have initially targeted RGN-352 for patients who have suffered an acute myocardial infarction, or AMI, commonly known as a heart attack. Preclinical research published in the scientific journal Nature has indicated that Tß4 can guide specific types of stem cells from the outer layer of the heart to generate new myocardial blood vessels and tissue at injured sites.

Clinical Development.  In 2009, we completed a Phase 1 clinical trial evaluating the safety, tolerability and the pharmacokinetics of the intravenous administration of RGN-352. We also designed this trial to explore the use of RGN-352 in other indications in which acute administration of Tß4 may be warranted. We conducted the Phase

1 trial in two consecutive parts, referred to as Phase 1A and Phase 1B, both of which were double-blind, placebo-controlled, and dose-escalating over four doses. We enrolled a total of 60 healthy subjects in the trial, consisting of 40 subjects in each phase, of which 20 subjects participated in both phases. In Phase 1A, we evaluated a single administration of RGN-352, and in Phase 1B we evaluated once daily administration for 14 consecutive days.

In September 2008, we reported the results of Phase 1A. The single intravenous injection of RGN-352 was well-tolerated at all four dose levels. In December 2009, we reported the results of Phase 1B. A daily intravenous injection of RGN-352 for 14 consecutive days was also observed to be well-tolerated at all four dose levels. There were no reported dose-limiting adverse events in either Phase 1A or Phase 1B.

Future Plans.  Based on the results of the Phase 1 trial, and subject to available funding, we intend to initiate a Phase 2 clinical trial in the second half of 2010 to evaluate RGN-352 in patients who have suffered an AMI. We are currently designing this trial to observe RGN-352’s cardioprotective effects and its ability to salvage and regenerate damaged cardiac tissue and improve cardiac function after a heart attack. We intend to use a portion of the proceeds of this offering to initiate and conduct at least a portion of this Phase 2 clinical trial, although we will not be able to complete the trial without additional capital. In May 2010, we were awarded a $3 million grant from the NIH’s Blood, Heart and Lung Institute to support the further development of RGN-352. We expect that the Phase 2 trial design will allow for an interim review of patient data from an initial group of evaluated patients, and we currently expect that the proceeds of this offering will be sufficient to reach this point in the trial. Depending on our capital resources, we may conduct the trial while continuing strategic partnership discussions with biotechnology and pharmaceutical companies for the further clinical development of RGN-352.

Recent preclinical research published in the scientific journal Neuroscience also indicates that RGN-352 may prove useful for patients with multiple sclerosis, or MS, and stroke. In research involving mice, the administration of Tß4 resulted in statistically significant improvement in neurological functional recovery. Based on this research, we intend to support a proposed Phase 1/2 clinical trial to be conducted at a major U.S. medical center under a physician-sponsored IND in order to evaluate the therapeutic potential of RGN-352 in patients with MS. We are planning to supply RGN-352 and provide clinical and regulatory guidance for the trial. We believe that we can support this trial from our existing capital resources, although we intend to use a portion of the proceeds from this offering to provide additional support.

RGN-259

Our product candidate RGN-259 is a sterile topical eye drop formulation of Tß4 for ophthalmic indications.

Clinical Development.   Emerging human clinical data from two compassionate use studies have demonstrated the ability of RGN-259 to repair and regenerate corneal tissue. A corneal specialist has received approval from the FDA to treat up to ten patients with neurotrophic keratitis, or NK, with RGN-259. NK is a rare degenerative corneal disease induced by a nerve impairment. The most common causes of NK include the herpes zoster virus. To date, nine patients have been treated in an open label protocol for periods of 28 or 49 days. The NK patients being evaluated have non-healing defects that have lasted at least six weeks and up to greater than ten years.

Patients in the study were divided into two groups. The first group consisted of six patients with a single non-healing measurable eye ulcer. The second group consisted of three patients with diffuse punctate erosions, a corneal defect that appears as numerous small pinhole-sized lesions. All six patients with single lesions showed clinically significant improvement during the treatment with RGN-259 and the follow-up period, with four of the six patients healing completely. The completely healed ulcers remained healed during the follow-up period, and those that had demonstrated significant improvement continued to improve after completion of treatment with RGN-259. The three patients with diffuse punctate erosions demonstrated no significant improvement, although they did report reduced ocular irritation.

In all nine patients treated, RGN-259 has been well-tolerated, and there have been no drug-related adverse events. A tenth patient with a single lesion has recently been enrolled in the study, and we expect to report final results of the compassionate use study later in 2010. Based on the preliminary findings, we believe that RGN-259 may provide a novel approach to the treatment of patients with non-healing neurotrophic corneal ulcers.

We had previously initiated a Phase 2 clinical trial to evaluate RGN-259 in diabetic patients undergoing corneal epithelial debridement, or removal of the outer transparent tissue layer of the front part of the eye, during vitrectomy surgery. In this randomized, double-blind, placebo-controlled, dose-response trial conducted at U.S. clinical sites, we originally intended to evaluate the safety, tolerability, and healing efficacy of three different concentrations of RGN-259 compared to placebo, applied as eye drops, four times daily for up to 14 consecutive days.

While we did not view this particular ophthalmic indication as a significant commercial opportunity, we believed that it represented a “proof-of-concept” clinical model to evaluate the safety and efficacy of RGN-259 for the treatment of corneal indications. We intended to obtain initial data that could be used to address other ophthalmic indications with larger market potential. Patient enrollment in the trial was significantly slower than anticipated due to newer surgical techniques and equipment that reduced the need for corneal epithelial debridement required for the trial. We closed the trial in January 2009, after completion of the first cohort of 12 patients, in order to focus our research on other commercial opportunities. The encouraging compassionate use data described above, which we received during the course of the trial, also influenced our decision to close the trial earlier than originally intended.

In the 12 patients evaluated in the trial, there were no reported drug-related adverse events associated with RGN-259. We observed increased corneal epithelial thickening and reduced cell and flare inflammation in the patients treated with RGN-259 as compared to patients receiving placebo, which we believe to be indicative of corneal re-epithelialization and healing. None of the results from the trial are considered to be statistically significant. We expect to report final results later in 2010 following the submission of the clinical study report to the FDA.

Future Plans.  We are continuing to support the evaluation of RGN-259 in NK patients under a compassionate use IND and expect to report final patient data from these trials in the third quarter of 2010. We are also planning to support a physician-sponsored clinical trial in patients with dry eye secondary to GvHD in order to gain further insight into RGN-259’s ability to repair and regenerate ophthalmic tissues. Our support includes manufacturing and supplying RGN-259 for the trial and providing regulatory and clinical guidance. We are continuing to collaborate with the U.S. military to evaluate the potential of RGN-259 to prevent or reduce eye damage caused by chemical warfare agents. We are also engaged in discussions with potential partners regarding the clinical development of this product candidate. Once enough human data is generated, we intend to seek strategic partnerships with one or more ophthalmic specialty companies.

RGN-137

Our product candidate RGN-137 is a topical gel formulation of Tß4 intended to promote dermal wound healing and tissue regeneration. Preclinical research has demonstrated that Tß4 can accelerate dermal regeneration after a wound, while more recent research indicates that Tß4 can reduce scarring after injury in the skin and heart. Based on research conducted at the NIH, we initiated a series of Phase 2 clinical trials to evaluate RGN-137 for the treatment of three different types of skin wounds.

Clinical Development — Epidermolysis Bullosa.  In 2005, we began enrolling patients in a Phase 2 trial designed to assess the safety and effectiveness of RGN-137 for the treatment of patients with EB. EB is a genetic defect that results in fragile skin and other epidermal tissues that can blister at the slightest trauma or friction, creating a wound that at times does not heal or heals poorly. In this randomized, double-blind, placebo-controlled, dose-response trial, nine U.S. clinical sites are enrolling a total of 36 patients to evaluate the safety, tolerability, and wound healing effectiveness of three different concentrations of RGN-137 compared to placebo. RGN-137 is being applied topically to the skin, once daily for up to 56 consecutive days.

EB has been designated as an “orphan” indication by the FDA. We estimate the prevalence of EB in the United States to be between 20,000 and 30,000 patients, with a subpopulation of approximately 5,000 patients in the group eligible for inclusion in our Phase 2 clinical trial. We received a grant of $681,000 from the FDA’s Office of Orphan Products Development to partially fund this trial. While enrollment has been difficult due to the small addressable patient population, we currently expect to complete this trial by late 2010 or early 2011.

Clinical Development — Pressure Ulcers.  In late 2005, we began enrolling patients in a Phase 2 clinical trial designed to assess the safety and effectiveness of RGN-137 for the treatment of patients with chronic pressure ulcers, commonly known as bedsores. In this randomized, double-blind, placebo-controlled, dose-response trial, 15 clinical sites in the United States enrolled a total of 72 patients to evaluate the safety, tolerability, and wound healing effectiveness of three different concentrations of RGN-137 compared to placebo. RGN-137 was applied topically to the ulcers, once daily for up to 84 consecutive days. Patients in the trial were between 19 and 85 years old and had at least one stable Stage III or IV pressure ulcer with a surface area between 5 and 70 cm2. Stage III and IV pressure ulcers are full thickness wounds that penetrate through the skin and muscle, sometimes completely to the bone.

In January 2009, we reported final data from this trial. RGN-137 was well-tolerated at all three dose levels studied, with no dose-limiting adverse events, which achieved the primary objective of the study. As for efficacy, all Tß4 doses performed similarly compared to placebo, with no statistically significant efficacy results. Patients treated with the middle dose showed a 17% rate of wound healing, which was the highest rate among the three active doses evaluated. The improvement in ulcer healing in this middle dose group following nine weeks of treatment was equal to the improvement in patients treated with placebo after 12 weeks of treatment.

Clinical Development — Venous Stasis Ulcers.  In 2006, we began enrolling patients in a Phase 2 trial designed to assess the safety and effectiveness of RGN-137 for the treatment of patients with venous stasis ulcers. In this randomized, double-blind dose-response trial, eight clinical sites in Italy and Poland enrolled a total of 73 patients to evaluate the safety, tolerability, and wound healing effectiveness of three different concentrations of RGN-137 compared to placebo. RGN-137 was applied topically to the ulcers, once daily for up to 84 consecutive days. Patients in the trial were between 18 to 79 years old and had at least one venous stasis ulcer with a surface area between 3 and 30 cm2. We were the sponsor of the trial, and it was conducted and funded by Sigma-Tau.

In March 2009, we reported final data from the trial. RGN-137 was well-tolerated at all three dose levels, with no dose-limiting adverse events, which achieved the primary objective of the study. Thirty-three percent (33%) of the patients who received the middle dose of RGN-137 had their ulcers heal completely after the 12 weeks of treatment, compared to 24% of patients receiving the placebo, 16% of the patients receiving the lowest drug dose and 17% of patients receiving the highest drug dose. Of the patients receiving the middle dose whose ulcers healed completely, the median time to complete healing decreased by approximately 45%, as compared to a 37% decrease in the time to healing for patients in the placebo-treated group. None of the differences observed between RGN-137 and placebo were statistically significant.

Future Plans.  Once we complete our Phase 2 EB trial and evaluate the results, we will evaluate its potential value for acceleration of dermal wound healing and whether to continue clinical development of this product candidate. We believe that preclinical research indicating the ability of Tß4 to reduce scarring in rats, complimented by reduced scarring in the hearts of mice and pigs after an induced heart attack, may also be relevant in suggesting that Tß4 may be effective in reducing dermal scar tissue. Subject to available funding, we plan to continue research and development of RGN-137 for this potential application.

RGN-457

Our preclinical product candidate RGN-457 is based on Tß4 formulated as an inhaled therapeutic agent. We have completed a substantial amount of preclinical work necessary for an IND application, and we are currently seeking a strategic partner to assist in the development of RGN-457 for the treatment of cystic fibrosis, or CF. CF is a life-threatening, hereditary disease that impairs the patient’s ability to breathe due to the accumulation of mucus secretions in the airways of the lungs. The predicted median age of survival for patients with cystic fibrosis is 37 years. There are estimated to be approximately 30,000 CF patients in the United States and approximately 40,000 CF patients in Europe. It is therefore considered to be an orphan disease in both territories. While we believe RGN-457 may prove beneficial in the treatment of CF, we remain focused primarily on development of our other product candidates while we continue strategic partnership discussions with respect to RGN-457.

Peptide Fragments for Cosmeceutical Applications

We are also seeking to identify and evaluate Tß4 peptide fragments and derivatives that may be useful as novel components in cosmeceutical and consumer products. We have identified several amino acid sequences, and variations thereof, within the Tß4 molecule that have demonstrated in vitro activity in preclinical research studies that we have sponsored, and we have filed a number of patent applications related to this research. We believe the biological activities of these fragments may be useful, for example, in developing novel cosmeceutical products for the anti-aging market. To date, research has suggested that these fragments suppress inflammation, accelerate the deposition of certain types of collagen, promote the production of elastin, and inhibit programmed cell death, among other activities. Our development and commercialization strategy is to identify suitable commercial partners to license these novel fragments for various cosmeceutical applications. We are currently holding discussions with several multinational cosmetics and consumer products companies for potential collaborations to further develop and commercialize these fragments.

Our Strategy

We seek to maximize the value of our product candidates by advancing their clinical development and then identifying suitable partners for further development, regulatory approval, and marketing. We intend to engage in strategic partnerships with companies with clinical development and commercialization strengths in desired pharmaceutical therapeutic fields. We are actively seeking partners with suitable infrastructure, expertise and a long-term initiative in our medical fields of interest.

For example, in 2004, we entered into a strategic partnership with Defiante Farmaceutica S.A., a subsidiary of Sigma-Tau, for development and marketing of RGN-137 and RGN-352 for specified indications in Europe and other contiguous countries. Sigma-Tau also funded and co-managed our Phase 2 clinical trial of RGN-137 in Europe for the treatment of venous stasis ulcers.

Manufacturing

We use a contract manufacturer to produce bulk Tß4 by an established and proven manufacturing process known as solid-phase peptide synthesis, and we are in the early stages of qualifying backup manufacturers. While we do not currently have long-term supply agreements in place, we intend to establish a long-term supply arrangement with at least one manufacturer once practicable. No assurance can be given, however, that such agreements will be negotiated on favorable terms, or at all. Contractors are selected on the basis of their supply capability, ability to produce a drug substance in accordance with current Good Manufacturing Practice requirements of the FDA, and ability to meet our established specifications.

We also use a number of outside contract manufacturers to formulate bulk Tß4 into our product candidates. All of these formulations may require modifications along with additional studies as we move through our clinical development programs.

Competition

We are engaged in a business that is highly competitive, and our target medical indications are ones with significant unmet needs. Moreover, the cosmetic and cosmeceutical industries are rapidly developing new products based on new scientific research. Consequently, there are many enterprises, both domestic and foreign, pursuing therapies and products that could compete with ours. Most of these entities have financial and human resources that are substantially greater than ours, specifically with regard to the conduct of clinical research and development activities, clinical testing and in obtaining the regulatory approvals necessary to market pharmaceutical products. Brief descriptions of some of these competitive products follow:

•	RGN-352. Currently, there are no approved pharmaceutical products for regenerating cardiac tissue following a heart attack, nor are there approved pharmaceutical products for the remyelination of axons for patients with multiple sclerosis. However, many pharmaceutical companies and research organizations are developing products and technologies that are intended to prevent cardiac damage, improve cardiac function, and regenerate cardiac muscle after a heart attack. There are also companies developing products that remyelinate neurons and provide functional improvement for multiple sclerosis patients. If we were to successfully develop RGN-352 for other cardiovascular indications, such as acute or chronic heart failure, such a product would have to compete with other drugs or therapies currently marketed by large pharmaceutical companies for similar indications, as would products for the treatment of multiple sclerosis.

•	RGN-259. Most specialty ophthalmic companies have a number of products on the market that could compete with RGN-259. There are numerous antibiotics to treat eye infections that cause corneal wounds and many eye lubrication products to help eye healing and function, many of which are sold without prescriptions. Companies also market steroids to treat certain severe conditions within our area of interest. Allergan, Inc. has marketed Restasistm, a relatively new approved eye drop to treat dry eye. Dry eye is a condition related to a number of diseases and one that we believe could benefit from the use of RGN-259.

•	RGN-137. Johnson & Johnson has marketed Regranextm for patients with diabetic foot ulcers. Companies such as Novartis are developing and marketing artificial skins, which would compete with RGN-137 in the treatment of dermal wound healing. There are other companies developing new pharmaceutical products for wound healing. Products and therapies such as antibiotics, honey-based ointments and low frequency cavitational ultrasound are also used to treat certain types of dermal wounds. Moreover, dermal wound healing is a large and highly fragmented marketplace that includes numerous therapeutic products and medical devices for treating acute and chronic dermal wounds.

•	RGN-457. CF is a genetic defect for which there is no cure. There are mucolytic agents and antibiotic drugs on the market, such as Genentech’s pulmozyme and Novartis’ TOBI®, an inhaled version of tobramycin, that relieve the symptoms posed by CF and could potentially compete with RGN-457.

•	Cosmeceuticals. The cosmetics industry is highly competitive and dependent on effective marketing and distribution. There are multiple products currently launched by major international cosmetic enterprises that claim the same or similar benefits that may be claimed with our product candidates.

Government Regulation

In the United States, the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacturing, labeling, storing, recordkeeping, distribution, advertising and promotion of our product candidates. Regulation by governmental authorities in the United States and foreign countries will be a significant factor in the manufacturing and marketing of our product candidates and in our ongoing research and product development activities. Any product candidate we develop will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical studies, clinical trials and other approval procedures by the FDA and similar health authorities in foreign countries. The process of obtaining these approvals and subsequent compliance with appropriate federal and state statutes and regulations requires the expenditure of substantial resources.

Preclinical studies must ordinarily be conducted to evaluate an investigational new drug’s potential safety by toxicology studies and potential efficacy by pharmacology studies. The results of these studies, among other things, are submitted to the FDA as part of an Investigational New Drug Application, or IND, which must be reviewed by the FDA before clinical trials can begin. Typically, clinical evaluation involves a three-stage process. Phase 1 clinical trials are conducted with a small number of healthy volunteers to determine the safety profile and the pattern of drug absorption, distribution, metabolism and excretion, and to assess the drug’s effect on the patient. Phase 2, or therapeutic exploratory, trials are conducted with somewhat larger groups of patients, who are selected by relatively narrow criteria yielding a more homogenous population that is afflicted with the target disease, in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. Phase 2 trials should allow for the determination of the dose to be used in Phase 3 clinical trials. Phase 3, or therapeutic confirmatory, large scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of safety and efficacy required by the FDA and other regulatory authorities. The primary objective of Phase 3 clinical trials is to show that the drug confers therapeutic benefit that outweighs any safety risks. All clinical trials must be registered with a central public database, such as www.clinicaltrials.gov, and once completed, results of the clinical trials must be entered in the database.

The results of all of these preclinical studies and clinical trials, along with detailed information on manufacturing, are submitted to the FDA in the form of a New Drug Application, or NDA, for approval to commence commercial sales. The FDA’s review of an NDA requires the payment of a user fee currently in excess of $1 million, which may be waived for the first NDA submitted by a qualifying small business. In responding to an NDA, the FDA may refuse to file the application if the FDA determines that the application does not satisfy its regulatory approval criteria, request additional information or grant marketing approval. Therefore, even if we complete Phase 3 clinical trials for our product candidates and submit an NDA to the FDA, there can be no assurance that the FDA will grant marketing approval, or if granted, that it will be granted on a timely basis. If the FDA does approve a product candidate, it may require, among other things, post-marketing testing, including potentially expensive Phase 4 trials, which monitor the safety of the drug. In addition, the FDA may in some circumstances impose risk evaluation and mitigation strategies that may be difficult and expensive to administer. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market.

Among the conditions for NDA approval is the requirement that the applicable clinical, pharmacovigilance, quality control and manufacturing procedures conform on an ongoing basis with current Good Clinical Practices, Good Laboratory Practices, current Good Manufacturing Practices, and computer information system validation standards. During the review of an NDA, the FDA will perform a pre-licensing inspection of select clinical sites, manufacturing facilities and the related quality control records to determine the applicant’s compliance with these requirements. To assure compliance, applicants must continue to expend time, money and effort in the area of training, production and quality control. After approval of any product, manufacturers are subject to periodic inspections by the FDA. If a company fails to comply with FDA regulatory requirements, FDA may pursue a wide range of remedial actions, including seizure of products, corrective actions, warning letters and fines.

In June 2004, we received orphan drug designation from the FDA for Tß4 for the treatment of EB. The FDA may designate a product or products as having orphan drug status to treat a disease or condition that affects less than 200,000 individuals in the United States, or, if patients of a disease number more than 200,000, the sponsor can establish that it does not realistically anticipate its product sales will be sufficient to recover its costs. If a product candidate is designated as an orphan drug, then the sponsor may receive incentives to undertake the development and marketing of the product, including grants for clinical trials, as well as a waiver of the user fees for submission of an NDA application. For example, as described above, we received a grant of approximately $681,000 in the aggregate for our ongoing Phase 2 clinical trial of RGN-137 to treat patients with EB.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to marketing exclusivity for a period of seven years in the United States. There may be multiple designations of orphan drug status for a given drug and for different indications. Orphan drug designation does not guarantee that a product candidate will be approved by the FDA for marketing for the designation, and even if a sponsor of a product candidate for an indication for use with an orphan drug designation is the first to obtain FDA approval of an NDA for that designation and obtains marketing exclusivity, another sponsor’s application for the same drug product may be approved by the FDA during the period of exclusivity if the FDA concludes that the competing product is clinically superior. In this instance, the orphan designation and marketing exclusivity originally granted would be lost in favor of the clinically superior product.

Intellectual Property

We have applied for or hold over 60 worldwide patents on peptide compositions, uses and formulations related to dermal and ophthalmic indications and other organ and tissue repair activities, as well as for cosmetic and consumer product applications. In 2001, we entered into a license agreement with the NIH under which we received an exclusive worldwide license from the NIH for all claims within the scope of the NIH’s patent application, and any issued patents, covering the use of Tß4 as a tissue repair and regeneration factor. During 2007, a patent was issued in Europe and the U.S. related to the original NIH patent application, which patent expires in July 2019. Corresponding patents have been granted in Hong Kong, Australia and China and certain other territories. The issued European patent was opposed by a third party at the European Patent Office and in December 2009, we argued the case before the Opposition Division of the European Patent Office in Munich, Germany and prevailed. In exchange for the exclusive license, we agreed to make certain minimum royalty and milestone payments to the NIH. Through December 31, 2009, we have complied with all minimum royalty requirements, and no milestone payments have been required under the agreement.

We hold a U.S. patent relating to the use of Tß4 for treatment of alopecia, an autoimmune skin disease that results in hair loss, which expires in 2017, with corresponding patents in Europe and Singapore that expire in 2018. In 2006, we were issued a patent in China for the use of Tß4 to treat EB, which expires in 2022.

Under a research agreement with The George Washington University, or GWU, we funded Tß4 research at GWU and received a sole and exclusive worldwide license to any resulting patents. While we no longer fund any research under this agreement, we remain obligated to pay GWU a royalty of 4% of the net sales, if any, of specified products covered by patents issued in connection with the agreement. Pursuant to the research agreement, we have exclusive rights to patent applications filed in the United States and in Europe disclosing the use of Tß4 for the treatment of septic shock and associated syndromes, including Adult Respiratory Distress Syndrome. Two U.S. patents covered by this agreement have been issued, which expire in 2013 and 2014.

We have also filed numerous additional U.S. and international patent applications covering various compositions, uses, formulations and other components of Tß4, as well as for novel peptides resulting from our research efforts. There can be no assurance that these, or any other future patent applications under which we have rights, will result in the issuance of a patent or that any patent issued will not be subject to challenge or opposition. In the case of a claim of patent infringement by or against us, there can be no assurance that we will be able to afford the expense of any litigation that may be necessary to enforce our proprietary rights.

Material Agreements

National Institutes of Health

We have entered into a license agreement with NIH under which we are obligated to pay an annual minimum royalty of $25,000. Additionally, we are obligated to pay the NIH a percentage of sales of qualifying product candidates, if any. There have been no such sales to date.

Defiante/Sigma-Tau

We have exclusively licensed certain internal and external wound healing European rights to Tß4 to Defiante Farmaceutica, S.A., or Defiante, a Portuguese company that is a wholly owned subsidiary of Sigma-Tau. These licensed rights to Tß4 include its use to treat indications that are the subject of all of our current dermal clinical trials as well as the treatment of heart attacks. The license excludes the use of Tß4 in ophthalmic indications and other indications that are disease-based and not the result of a wound. Under the agreement, Sigma-Tau will develop Tß4 for the treatment of internal and external wounds in Europe and certain other contiguous and geographically relevant countries. The license agreement expires on a country-by-country basis upon the later of the expiration of the last to expire of any granted patent in the territory having at least one valid claim covering the products then on the market, the expiration of any other exclusive or proprietary marketing rights, or January 2016.

Under the license agreement, Sigma-Tau is obligated to pay us a royalty on commercial sales, if any, and we will supply all required Tß4 for development. Upon the completion of a Phase 2 clinical trial for the covered indications that yields positive results in terms of efficacy and safety, Sigma-Tau must either pay us a $5 million milestone payment or initiate and fund a pivotal Phase 3 clinical trial for the applicable product candidate in order to maintain the license. As described elsewhere in this prospectus, in 2009, we completed two Phase 2 clinical trials of RGN-137 for the treatment of pressure ulcers and venous stasis ulcers, which, due to the lack of statistical significance of the reported efficacy results, have not triggered the milestone obligation described above.

The license agreement with Defiante also contains future clinical and regulatory milestones in the licensed territory. If those milestones are attained, certain performance criteria regarding commercial registration and minimum annual royalties will be payable to us in each licensed country. The agreement does not prevent us from sublicensing the technology in countries outside the licensed territory, and has no impact on any U.S. rights.

Development Agreements

We have entered into agreements with outside service providers for the manufacture and development of Tß4, the formulation of Tß4 into our product candidates, the conduct of nonclinical safety, toxicology and efficacy studies in animal models, and the management and execution of clinical trials in humans. Terms of these agreements vary in that they can last from a few months to more than a year in duration. Certain of these agreements require initial up front payments ranging from 25% to 50% of the total estimated cost. For additional information regarding our research and development expenses over the past two years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” in this prospectus.

Employees

To balance costs and optimize control, we utilize an outsourcing business strategy, whereby our management oversees the outsourced activities for many of our research and development and administrative functions. We currently have nine full-time employees and one part-time employee, and we retain several independent contractors on an as-needed basis. We believe that we have good relations with our employees.

Facilities

Our corporate headquarters are located in Rockville, Maryland where we lease approximately 3,500 square feet of office space with an average base rent of $7,300 per month and a term through January 2013. We believe that our facilities are generally suitable to meet our needs for the foreseeable future, although we will continue to seek alternate or additional space as needed.

Corporate Information

We were incorporated in Delaware in 1982 under the name Alpha 1 Biomedicals, Inc. In 2000, we changed our corporate name to RegeneRx Biopharmaceuticals, Inc. Our principal executive office is located at 15245 Shady Grove Road, Suite 470, Rockville, Maryland 20850. Our telephone number is (301) 208-9191.

Legal Proceedings

We are not currently a party to or engaged in any material legal proceedings. However, we may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

MANAGEMENT

Executive Officers and Directors

The following table sets forth as of the date of this prospectus the name, age and position of each person who serves as an executive officer or director of our company. There are no family relationships among any of our executive officers or directors, with the exception that Mr. Finkelstein is the first cousin of Dr. Goldstein’s wife.

We seek to assemble a board that, as a whole, possesses the appropriate balance of professional and industry knowledge. financial expertise and high-level management experience necessary to oversee and direct our business. To that end, our board intends to maintain membership of directors who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities that we view as critical to effective functioning of the board. The brief biographies below include information, as of the date of this prospectus, regarding the specific and particular experience, qualifications, attributes or skills of each director or nominee that led the board to believe that the director should serve on the board.

Name	Age	Position

J.J. Finkelstein	58	President, Chief Executive Officer and Director
C. Neil Lyons	53	Chief Financial Officer
David R. Crockford	64	Vice President, Clinical and Regulatory Affairs
Allan L. Goldstein, Ph.D.	72	Director, Chairman of the Board and Chief Scientific Advisor
Richard J. Hindin	67	Director
Joseph C. McNay	76	Director
Mauro Bove	55	Director
L. Thompson Bowles, M.D., Ph.D.	78	Director

Mr. Finkelstein has served as our President and Chief Executive Officer and a member of our Board of Directors since 2002. Mr. Finkelstein also served as our Chief Executive Officer from 1984 to 1989 and as the Vice Chairman of our Board of Directors from 1989 to 1991. Mr. Finkelstein has worked as an executive officer and consultant in the bioscience industry for the past 28 years, including serving from 1989 to 1996 as chief executive officer of Cryomedical Sciences, Inc., a publicly-traded medical device company. Mr. Finkelstein has significant experience in developing early-stage companies. He has been responsible for the regulatory approval and marketing of several medical devices in the U.S. and abroad. Mr. Finkelstein has served on the executive committee of the Board of Directors of the Technology Council of Maryland since 2006, MdBio, Inc. since 1998 and currently chairs the MdBio Foundation, all of which are non-profit entities that support bioscience development and education in the State of Maryland. Mr. Finkelstein received a business degree in finance from the University of Texas. The Board believes that Mr. Finkelstein’s history and long tenure as our Chief Executive Officer positions him to contribute to the Board his extensive knowledge of our company and to provide Board continuity. In addition, the Board believes that his experience at prior companies has provided him with operational and industry expertise, as well as leadership skills that are important to the Board.

Mr. Lyons has served as our Chief Financial Officer and Treasurer since 2005. With more than 25 years of experience, Mr. Lyons has developed expertise related to operations, finance, SEC compliance, complex transactions, strategy, information systems and corporate governance. From 1979 to 1990, Mr. Lyons practiced with Deloitte, providing assurance and advisory services to several public companies in the Washington, D.C. metro area. Following that, Mr. Lyons served as a senior financial executive with HFS, Inc., a major Department of Defense contractor, from 1990 to 1996, with Bell Atlantic from 1996 to 1998, with SkyBridge LP, an international satellite broadband start-up affiliated with Alcatel, from 1998 to 2003, and consulted with area businesses regarding financial management, including the initial implementations of the Sarbanes-Oxley

Act from 2003 to 2005. Mr. Lyons is a certified public accountant and received a Bachelor of Science degree in accounting, magna cum laude, from Florida Southern College.

Mr. Crockford has served as our Vice President of Clinical and Regulatory Affairs since March 2005 and was a consultant to the Company from 2000 until his appointment as Vice President. He has more than 25 years of experience in the biotechnology and pharmaceutical industries. During his career as a clinical and regulatory affairs professional, Mr. Crockford has established strategic plans, implemented and obtained marketing approval for 18 drug products, including one of the first human growth hormone preparations sold in the U.S., 17 in vitro diagnostic tests, and an intraoperative medical device to detect and treat cancer. Mr. Crockford’s other clinical and regulatory achievements include the cost-effective and timely development of a number of innovative investigational drugs. Mr. Crockford is the author of a number of publications, including Development of Thymosin ß4 for Treatment of Patients with Ischemic Heart Disease, and is an inventor or co-inventor on approximately two dozen patents related to drug development. Mr. Crockford has a B.A. degree in biology and chemistry from Boston University. He also completed biochemistry and clinical chemistry course studies in Princeton, New Jersey, and seminars in reproductive medicine at medical schools at Wayne State University and UCLA.

Dr. Goldstein has served as the Chairman of our Board of Directors and our Chief Scientific Advisor since he founded our company in 1982. Dr. Goldstein has been a Professor of Biochemistry since 1978 and served as Chairman of the Department of Biochemistry and Molecular Biology at the George Washington University School of Medicine and Health Sciences until 2009. Dr. Goldstein is a recognized expert in the field of immunology and protein chemistry, having authored over 430 scientific articles in professional journals. He is also the inventor on over 25 issued and/or pending patents in biochemistry, immunology, cardiology, cancer and wound healing. Dr. Goldstein discovered several important compounds, including Tα1, which is marketed worldwide, and Tß4, which is the basis for RegeneRx’s clinical program. Dr. Goldstein has served on the Board of Trustees of the Sabin Vaccine Institute since 2000 and on the Board of Directors of the Richard B. and Lynne V. Cheney Cardiovascular Institute since 2006. Dr. Goldstein has also done pioneering work in the area of medical education, developing distance learning programs offered through “Frontiers in Medicine,” a medical education series that Dr. Goldstein developed. The Board believes that Dr. Goldstein’s scientific expertise, industry background and prior experience as our founder all position him to make an effective contribution to the medical and scientific understanding of the Board, which the Board believes to be particularly important as we continue our Tß4 development efforts.

Mr. Hindin has served as a member of our Board of Directors since 2002. Mr. Hindin has been an entrepreneur during his more than 40 year career and is currently the principal stockholder of Chicken Out Rotisserie, Inc., which operates 15 restaurants in three states and the District of Columbia. Mr. Hindin has served since 1987 as a member and since 1989 as the chairman of the board of directors of The Institute for Advanced Studies in Aging & Geriatric Medicine, or IASIA, a non-profit corporation that disseminates medical information to the public as well as providing the pharmaceutical industry with an independent source for testing vaccines and drugs for the elderly. Mr. Hindin’s entrepreneurial background includes several companies and commenced with Britches of Georgetown, Inc., a clothing retailer specializing in the sale of upscale men’s and women’s apparel and accessories which he co-founded. Mr. Hindin has also served as Chairman of the Board of Hinsilblon Laboratories Ltd., a company based in Fort Myers, Florida which sells odor neutralization products and delivery systems, since 1990. Finally, Mr. Hindin has served as President of Adworks Inc, a Washington D.C.-based advertising and marketing consulting agency, since 1987. During 2009, Mr. Hindin filed for personal bankruptcy under the U.S. Bankruptcy Code and is currently involved in proceedings related to the matter. The Board believes that Mr. Hindin’s extensive experience as an entrepreneur will be increasingly valuable to the Board as we seek to expand and finance our operations.

Mr. McNay has served as a member of our Board of Directors since 2002. He is currently Chairman, Chief Investment Officer and Managing Principal of Essex Investment Management Company, LLC, positions he has held since 1976 when he founded Essex. He has direct portfolio management responsibilities for a variety of funds and on behalf of private clients. He is also a member of the firm’s Management Board. Prior to founding Essex, Mr. McNay was Executive Vice President and Director of Endowment Management & Research Corp. from 1967. Prior to that, Mr. McNay was Vice President and Senior Portfolio Manager at the

Massachusetts Company. Currently he is serving as Trustee of National Public Radio, Trustee of the Dana Farber Cancer Institute, and is a Trustee and member of the Children’s Hospital Investment Committee. He received his A.B. degree from Yale University and his M.B.A. degree in finance from the Wharton School of the University of Pennsylvania. The Board believes that Mr. McNay’s extensive financial experience is valuable to our business and also positions him to contribute to the Audit Committee’s understanding of financial matters.

Mr. Bove has served as a member of our Board of Directors since 2004 and has more than 25 years of business and management experience within the pharmaceutical industry. Mr. Bove is currently the Head of Corporate & Business Development and serves on the board of Sigma-Tau Finanziaria S.p.A., the holding company of Sigma-Tau Group, a leading international pharmaceutical company, and certain Sigma-Tau affiliates, positions he has held since 1993. Sigma-Tau Finanziaria S.p.A. and its affiliates are collectively our largest stockholder. Mr. Bove has also held a number of senior positions in business, licensing and corporate development within Sigma-Tau Group, which has subsidiaries in most European countries and the United States. Mr. Bove obtained his law degree at the University of Parma, Italy, in 1980. In 1985, he attended the Academy of American and International Laws at the International and Comparative Law Center, Dallas, Texas. The Board believes that Mr. Bove’s extensive business and management experience within the pharmaceutical industry allows him to recognize and advise the Board with respect to recent industry developments.

Dr. Bowles has served as a member of our Board of Directors since 2006. He retired from his career as a thoracic surgeon in 1988. Dr. Bowles served as Dean of Medicine and Professor of Surgery at The George Washington University, or GWU, School of Medicine and Health Sciences from 1976 to 1988 and as Vice President for Medical Affairs and Executive Dean of the GWU Medical Center from 1988 to 1992. Dr. Bowles previously served as President of the National Board of Medical Examiners, a medical accrediting organization, from 1992 to 2000. He has also been a member of the National Academy of Sciences Institute of Medicine since 1988 and currently serves as a member of several other national medical societies including: The American College of Surgeons, The American Association for Thoracic Surgery, The Society of Thoracic Surgeons, The American College of Chest Physicians, The American Gerontological Society, The Society of Medical Administrators, The College of Physicians of Philadelphia, and The Washington Academy of Surgeons. Dr. Bowles has served on the editorial board of a number of medical journals, including the Journal of Medical Education and continued on as chairman of its newly revised updated version, Academic Medicine. Dr. Bowles has been President of the District of Columbia’s medical licensing board called the Healing Arts Commission (1977-1979), and was a member of the National Library of Medicine’s Board of Regents (1982-1986), chairman (1984-1986), member of the Special Medical Advisory Group of Veterans Administration (now Dept. of Veterans Affairs) 1984-1992, chairman 1992-1994. Dr. Bowles was also chairman of the National Committee on Foreign Medical Education and Accreditation, 1994-1996. Dr. Bowles received his medical degree from Duke University and his Ph.D. in higher education from New York University. The Board believes that Dr. Bowles’ distinguished medical career positions him to bring extensive medical and clinical trial experience to the Board. The Board expects that this experience will permit Dr. Bowles to provide leadership and insight as we translate our laboratory discoveries into human clinical trials and advance our product candidates through clinical development toward commercialization.

Independence of the Board of Directors

As required under NYSE Amex listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the Board. The Board consults with counsel to ensure that the Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NYSE Amex, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his family members, and us, our senior management and our independent auditors, the Board has affirmatively determined that the following four directors are independent directors within the meaning of the applicable NYSE Amex listing standards: Mr. Hindin, Mr. Bove, Mr. McNay and Dr. Bowles. In making this determination, the Board found that none of the these directors had a material or other disqualifying relationship with us. Mr. Finkelstein, our President and Chief Executive Officer, and Dr. Goldstein, our Chief Scientific Advisor, are not independent directors by virtue of their employment with us.

In determining the independence of Mr. Bove, the board of directors took into account the significant ownership of our common stock by Sigma-Tau and its affiliates. The board of directors does not believe that any of the transactions with Sigma-Tau and its affiliates described would interfere with Mr. Bove’s exercise of independent judgment in carrying out his responsibilities as a director of our company.

Information Regarding Committees of the Board of Directors

The Board has two standing committees: an Audit Committee and a Compensation Committee. The Board does not have a separate nominating and corporate governance committee. Rather, the independent members of the full Board perform the functions of a nominating and corporate governance committee.

Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable NYSE Amex rules and regulations regarding “independence” and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to our company.

Audit Committee

The Audit Committee of the Board consists of Messrs. Hindin and McNay and Dr. Bowles, with Mr. Hindin acting as the Chairman of the committee. The Audit Committee meets no less than quarterly with management and our independent registered public accounting firm, both jointly and separately, has sole authority to engage and terminate our independent registered public accounting firm, and reviews our financial reporting process on behalf of the Board. The Audit Committee operates under a formal written charter available on our website at www.regenerx.com.

Each member of the Audit Committee is an independent director in accordance with both Section 121A of the NYSE Amex listing standards and Rule 10A-3 of the Exchange Act. Furthermore, the Board has determined that Messrs. Hindin and McNay qualify as “audit committee financial experts” as defined under SEC rules.

The Audit Committee pre-approves all audit and non-audit engagement fees, and terms and services. On an ongoing basis, management communicates specific projects and categories of services for which advance approval of the Audit Committee is required. The Audit Committee reviews these requests and advises management and the independent auditors if the Audit Committee pre-approves the engagement of the independent auditors for such projects and services. On a periodic basis, the independent auditors report to the Audit Committee the actual spending for such projects and services compared to the approved amounts.

Compensation Committee

The Compensation Committee is composed of four directors: Messrs. Hindin, McNay and Bove and Dr. Bowles. All members of our Compensation Committee are independent, as independence is currently defined in Section 803A of the NYSE Amex listing standards. The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.regenerx.com.

The Compensation Committee of the Board acts on behalf of the Board to review, adopt and oversee our compensation strategy, policies, plans and programs, including:

•	establishment of corporate and individual performance objectives relevant to the compensation of our chief executive officer, other executive officers and Board members;

•	evaluation of performance in light of these stated objectives;

•	review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of our Chief Executive Officer and the other executive officers; and

•	administration of our equity compensation plans and other similar plan and programs.

Nominating and Corporate Governance

The Board does not have a standing nominating and corporate governance committee. Instead, pursuant to Section 804 of the NYSE Amex listing standards, the independent members of the Board, consisting of Messrs. Hindin, McNay and Bove and Dr. Bowles, are responsible for performing key nominating and corporate governance activities on behalf of the Board, including identifying, reviewing and evaluating candidates to serve as our directors, reviewing and evaluating incumbent directors, selecting candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of management and developing and maintaining a set of corporate governance principles for us. All members of the Board performing the role of a nominating and corporate governance committee are “independent” as defined in Section 803A of the NYSE Amex listing standards.

Director Compensation

The following table set forth certain information for the fiscal year ended December 31, 2009 with respect to the compensation of our directors. Mr. Finkelstein’s compensation is disclosed in the Summary Compensation Table below, and he does not receive any additional compensation for his service as a director. Dr. Goldstein is an employee of our company and his compensation as an employee is set forth in the table below. He does not receive any additional compensation for his service as a director.

Each non-employee director is eligible to receive an annual cash retainer of $13,905. The chairman of each of our audit committee and compensation committee is eligible to receive a supplemental annual cash retainer of $10,300. Mr. Hindin currently serves as the chairman of each of these committees.

Directors also receive $1,288 for each board meeting attended in person and $412 for each Board meeting attended by telephone. Additionally, members of each committee of the board of directors are eligible to receive $515 for each committee meeting attended, whether in person or by telephone.

Additionally, non-employee directors receive a nonqualified stock option under our stock option plan to purchase 15,000 shares of common stock upon their re-election as a director at each annual meeting of stockholders. Newly elected or appointed non-employee directors receive a nonqualified stock option under our stock option plan to purchase 35,000 shares of common stock. All options granted to directors under this policy vest over four years, with 25% of the shares underlying the option vesting on the first through fourth anniversaries of the date of grant.

We also reimburse directors for expenses incurred in attending meetings of the board and other events attended on our behalf and at our request.

Of note, our annual rates of director compensation in effect at December 31, 2008 and 2009 remain the same. However, given our limited cash resources during most of 2009, the Board elected to reduce the cash fees payable to the Board for their services by 35% for the period from April 1 to September 30, 2009. Consequently, the following charts of actual compensation may differ from the disclosed annual rates of compensation currently in effect.

In return for the 35% director fee reduction, each director received options to purchase shares of our common stock at an exercise price of $0.57 per share. We granted options to purchase an aggregate of 64,157 shares of our common stock pursuant to this arrangement. Effective October 1, 2009, director fees were restored to the levels in effect at December 31, 2008 and, therefore, the options ceased vesting as of September 30, 2009 but remain exercisable to the extent vested as of September 30, 2009 in accordance with the terms of our stock option plan. The number of shares vested and outstanding from these option grants are included within the amounts set forth in Footnote 1 to the table below.

Director Compensation for Fiscal 2009

	Fees Earned
	or Paid	Option	All Other
	in Cash	Awards	Compensation	Total
Name	($)	($)(1)	($)	($)

Allan Goldstein, Ph.D.	—	71,348	162,466 (2)	233,814
Richard Hindin	37,877	16,039	—	53,916
L. Thompson Bowles M.D., Ph.D.	21,105	11,875	—	32,980
Joseph McNay	18,028	10,917	—	28,945
Mauro Bove	16,292	10,459	—	26,751

(1)	These amounts reflect the aggregate full grant date fair values (computed in accordance with FASB ASC Topic 718) of options granted to directors during 2009, a portion of which vested during 2009 as described above. Options held by each Board member as of December 31, 2009, are as follows:

Allan Goldstein, Ph.D.	696,942
Richard Hindin	237,749
L. Thompson Bowles M.D., Ph.D.	154,843
Joseph McNay	228,024
Mauro Bove	227,155

(2)	In addition to being Chairman of our Board of Directors, Dr. Goldstein also serves as our Chief Scientific Advisor. In this capacity, Dr. Goldstein received a base salary of $153,093 for 2009, and a discretionary cash bonus of $9,373. Under Dr. Goldstein’s employment agreement, in the event that his employment is terminated by us without “cause,” as defined in his employment agreement, or if he voluntarily terminates his employment within 12 months following a “change in control,” as defined in his employment agreement, then in each case, subject to Dr. Goldstein’s entering into and not revoking a release of claims in a form acceptable to us, Dr. Goldstein will be entitled to receive a lump sum severance payment equal to his annual base salary then in effect, plus any earned bonus as of the date of termination, in each case less applicable taxes and withholdings. Dr. Goldstein is not entitled to receive any continuing health and welfare benefits as part of our severance obligation to him. If Dr. Goldstein’s employment had been terminated for any of the reasons described in this paragraph as of December 31, 2009, he would have been entitled to receive a lump sum payment of $187,460, less taxes and withholdings. Dr. Goldstein is eligible to receive options to purchase common stock under the 2000 Plan. The decision to grant any such options and the terms of such options are within the discretion of our board of directors or the compensation committee. In addition, if Dr. Goldstein’s employment is terminated without “cause,” or if there is a “change in control” event, in each case as defined in either the 2000 Plan or in Dr. Goldstein’s employment agreement, then the unvested portion of Dr. Goldstein’s options would accelerate in full. All vested options are exercisable for a period of time following any termination of Dr. Goldstein’s employment as may be set forth in the 2000 Plan or in any option agreement between Dr. Goldstein and us.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2009 and 2008, compensation awarded to or paid to, or earned by, our chief executive officer and our two other most highly compensated executive officers during 2009 who were serving as executive officers at December 31, 2009. For purposes of this prospectus, we refer to these officers as the named executive officers.

Of note, our annual rates of compensation for our named executive officers in effect at December 31, 2008 and 2009 remain the same. However, given our limited cash resources during 2009, the named executive officers other than Mr. Crockford had their annual base salaries reduced by 35% for the period from April 1 to September 30, 2009. Consequently, the salary amounts set forth in the following table may differ from the disclosed annual base salaries currently in effect.

In return for the 35% salary reduction, Mr. Finkelstein and Mr. Lyons received options to purchase 172,122 and 116,592 shares, respectively, of our common stock at an exercise price of $0.57 per share. Effective October 1, 2009, their salaries were restored to the levels in effect at December 31, 2008 and, therefore, the options ceased vesting as of September 30, 2009 but remain exercisable in accordance with the terms of our stock option plan. The number of shares vested and outstanding from these option grants are set forth in the table within the “Outstanding Equity Awards at December 31, 2009” section below.

					Non-Equity
					Incentive
				Option	Plan	All Other
		Salary(1)	Bonus(2)	Awards(3)	Compensation(4)	Compensation(5)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

J.J. Finkelstein, President and	2009	244,608	18,720	116,198	—	13,005	392,531
Chief Executive Officer	2008	299,520	22,464	86,137	14,976	17,690	440,787
C. Neil Lyons,	2009	167,093	11,140	74,395	—	4,999	257,627
Chief Financial Officer	2008	200,817	12,152	68,848	10,127	8,508	300,452
David R. Crockford,	2009	210,223	5,781	—	—	6,818	222,822
Vice President, Clinical and Regulatory Affairs	2008	209,203	12,613	51,682	10,511	11,681	295,690

(1)	Reflects base salary before pretax contributions and therefore includes compensation deferred under our 401(k) plan.

(2)	Reflects the discretionary portion of our bonus plan.

(3)	These amounts reflect the aggregate full grant date fair values (computed in accordance with FASB ASC Topic 718) of options granted to executives during the respective fiscal years.

(4)	Reflects amounts earned under our bonus plan subject to the achievement of corporate performance goals.

(5)	Primarily reflects our match of executive compensation deferrals into our 401(k) plan, along with supplemental life and disability insurance premiums. None of the individual items exceeded $10,000.

Employment Agreements; Potential Payments Upon Termination or Change in Control

We are party to written employment agreements with our named executive officers. These employment agreements contain severance and other provisions that may provide for payments to the named executive officers following termination of employment with us in specified circumstances. The following is a summary of the material terms of these employment agreements with our named executive officers.

J.J. Finkelstein.  We entered into an employment agreement with Mr. Finkelstein in January 2002 for him to serve as our president and chief executive officer. Mr. Finkelstein’s employment agreement had an initial three-year term, which is automatically renewed for additional one-year periods unless either we or Mr. Finkelstein elect not to renew it. This agreement was amended and restated during 2008 and again in 2009. Mr. Finkelstein’s annual base salary is $299,520. Mr. Finkelstein’s salary may not be adjusted downward without his written consent, except in a circumstance which is part of a general reduction or other concessionary arrangement affecting all employees or affecting senior executive officers. Mr. Finkelstein is also eligible to receive an annual bonus in an amount established by the board of directors and is entitled to participate in and receive all standard employee benefits and to participate in all of our applicable incentive plans, including stock option, stock, bonus, savings and retirement plans. We also provide him with $5 million in life and disability insurance.

Mr. Finkelstein is eligible to receive options to purchase common stock under our Amended and Restated 2000 Stock Option and Incentive Plan, which we refer to in this prospectus as the 2000 Plan. The decision to grant any such options and the terms of such options are within the discretion of our board of directors or the compensation committee thereof. All vested options are exercisable for a period of time following any termination of Mr. Finkelstein’s employment as may be set forth in the 2000 Plan or in any option agreement between Mr. Finkelstein and us.

In the event that Mr. Finkelstein’s employment is terminated by us without “cause” or by Mr. Finkelstein for “good reason,” each as defined in his employment agreement, or if Mr. Finkelstein voluntarily terminates his employment within 12 months following a “change in control,” as defined in his employment agreement, then in each case, subject to Mr. Finkelstein’s entering into and not revoking a release of claims in a form acceptable to us, Mr. Finkelstein will be entitled to receive (i) a lump sum severance payment equal to his annual base salary then in effect (or if his base salary is less than the amount in effect as of March 31, 2009, the base salary in effect as of March 31, 2009), plus (ii) any earned bonus, and (iii) if he timely elects and remains eligible for continuation of healthcare benefits, that portion of the continued healthcare premiums that we were paying prior to the date of termination for a period of 12 months, in each case less applicable taxes and withholdings. If Mr. Finkelstein’s employment had been terminated for any of the reasons described in this paragraph as of December 31, 2009, he would have been entitled to receive a lump sum payment of $299,520, less taxes and withholdings, plus continuation of healthcare benefits with a value of $8,772.

In addition, if Mr. Finkelstein’s employment is terminated without “cause,” or if there is a “change in control” event, in each case as defined in either the 2000 Plan or in Mr. Finkelstein’s employment agreement, then the unvested portion of Mr. Finkelstein’s options outstanding as of December 31, 2009 would accelerate in full.

C. Neil Lyons.  We entered into an employment agreement with Mr. Lyons in April 2007 for him to serve as our chief financial officer. Mr. Lyons’ employment agreement had an initial one-year term, which is automatically renewed for additional one-year periods unless either we or Mr. Lyons elect not to renew it. The agreement was amended and restated during 2008 and again in 2009. Under the employment agreement, as amended to date, Mr. Lyons’ base salary is $202,537. Mr. Lyons is also eligible to receive an annual bonus in an amount established by the board of directors and chief executive officer and is entitled to participate in and receive all standard employee benefits and to participate in all of our applicable incentive plans, including stock option, stock, bonus, savings and retirement plans. We also reimburse Mr. Lyons for two-thirds of his annual term life insurance premium, for term life insurance coverage not to exceed two times his annual base salary.

Mr. Lyons is eligible to receive options to purchase common stock under the 2000 Plan. The decision to grant any such options and the terms of such options are within the discretion of our board of directors or the compensation committee thereof. All vested options are exercisable for a period of time following any termination of Mr. Lyons’ employment as may be set forth in the 2000 Plan or in any option agreement between Mr. Lyons and us.

In the event that Mr. Lyons’ employment is terminated by us without “cause” as defined in his employment agreement, or if Mr. Lyons voluntarily terminates his employment within 12 months following a “change in control,” as defined in his employment agreement, then in each case, subject to Mr. Lyons’ entering into and not revoking a release of claims in a form acceptable to us, Mr. Lyons will be entitled to receive (i) severance payments equal to his annual base salary then in effect, plus (ii) any earned bonus, and (iii) if he timely elects and remains eligible for continuation of healthcare benefits, that portion of the continued healthcare premiums that we were paying prior to the date of termination for a period of 12 months, in each case less applicable taxes and withholdings. If Mr. Lyons’s employment had been terminated for any of the reasons described in this paragraph as of December 31, 2009, he would have been entitled to receive severance payments of $202,537, less taxes and withholdings, plus continuation of healthcare benefits with a value of $17,208.

In addition, if Mr. Lyons’ employment is terminated without “cause,” or if there is a “change in control” event, in each case as defined in either the 2000 Plan or in Mr. Lyons’ employment agreement, then the unvested portion of Mr. Lyons’ options outstanding as of December 31, 2009 would accelerate in full.

David R. Crockford.  We entered into an employment agreement with Mr. Crockford in March 2005 for him to serve as our vice president of clinical and regulatory affairs. Mr. Crockford’s employment agreement had an initial one-year term, which is automatically renewed for additional one-year periods unless either we or Mr. Crockford elect not to renew it. The agreement was amended and restated during 2008 and again in 2009. Under the employment agreement, as amended to date, Mr. Crockford’s base salary is $210,223. Mr. Crockford is also eligible to receive an annual bonus in an amount established by the board of directors and chief executive officer and is entitled to participate in and receive all standard employee benefits and to participate in all of our applicable incentive plans, including stock option, stock, bonus, savings and retirement plans. We also reimburse Mr. Crockford for two-thirds of his annual term life insurance premium, for term life insurance coverage not to exceed two times his annual base salary.

Mr. Crockford is eligible to receive options to purchase common stock under the 2000 Plan. The decision to grant any such options and the terms of such options are within the discretion of our board of directors or the compensation committee thereof. All vested options are exercisable for a period of time following any termination of Mr. Crockford’s employment as may be set forth in the 2000 Plan or in any option agreement between Mr. Crockford and us.

In the event that Mr. Crockford’s employment is terminated by us without “cause” as defined in his employment agreement, or if Mr. Crockford voluntarily terminates his employment within 12 months following a “change in control,” as defined in his employment agreement, then in each case, subject to Mr. Crockford’s entering into and not revoking a release of claims in a form acceptable to us, Mr. Crockford will be entitled to receive (i) severance payments equal to his annual base salary then in effect, plus (ii) any earned bonus, and (iii) if he timely elects and remains eligible for continuation of healthcare benefits, that portion of the continued healthcare premiums that we were paying prior to the date of termination for a period of 12 months, in each case less applicable taxes and withholdings. If Mr. Crockford’s employment had been terminated for any of the reasons described in this paragraph as of December 31, 2009, he would have been entitled to receive severance payments of $210,223, less taxes and withholdings, plus continuation of healthcare benefits with a value of $14,664. In addition, upon a “change in control,” all of Mr. Crockford’s unvested options will accelerate in full, but there is no such acceleration upon a termination without cause.

Outstanding Equity Awards at December 31, 2009

The following table shows certain information regarding outstanding equity awards at December 31, 2009 for the named executive officers, all of which were stock options.

	Number of
	Shares	Number of Shares
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options (#)	Options (#)	Exercise Price	Option
Name	Exercisable	Unexercisable	($)	Expiration Date	Note

Mr. Finkelstein	500,000	—	0.33	1/1/2012
	100,000	—	3.21	4/1/2015
	62,500	62,500	2.34	3/15/2014	(1)
	31,250	93,750	1.15	4/15/2015	(1)
	114,748	—	0.57	4/10/2019
	—	125,000	0.76	10/11/2016	(1)
Mr. Lyons	133,332	66,668	3.10	4/7/2015	(2)
	37,500	37,500	2.34	3/15/2014	(1)
	18,750	56,250	1.50	6/15/2015	(1)
	77,728	—	0.57	4/10/2019
	—	75,000	0.76	10/11/2016	(1)
Mr. Crockford	15,000	—	1.07	7/1/2013
	125,000	—	0.86	1/1/2014
	70,000	30,000	3.21	4/1/2015	(3)
	17,500	7,500	3.82	5/25/2015	(3)
	25,000	25,000	2.15	1/16/2014	(1)
	37,500	37,500	2.34	3/15/2014	(1)
	18,750	56,250	1.15	4/15/2015	(1)

(1)	This option vests in equal installments on the first four anniversaries of the grant date. In each case these options were granted seven years prior to the listed expiration dates.

(2)	This option vests in equal installments on the first six anniversaries of the grant date which was April 7, 2005.

(3)	This option vests on the first five anniversaries of the grant date in the following installments: 10%, 15%, 20%, 25%, 30%. In each case these options were granted ten years prior to the listed expiration dates.

Post-Employment Compensation

We do not maintain any plans providing for payment or other benefits at, following, or in connection with retirement other than a 401(k) plan made available to all employees. In addition, we do not maintain any non-qualified deferred compensation plans.

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 about the securities authorized for issuance to our employees, directors and other eligible participants under our equity compensation plans, consisting solely of the 2000 Plan.

Number of Securities
Remaining Available for
	Number of Securities to		Future Issuance Under
	be Issued Upon Exercise	Weighted-Average Exercise	Equity Compensation Plans
	of Outstanding Options,	Price of Outstanding Options,	(Excluding Securities
	Warrants and Rights	Warrants and Rights	Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	4,914,112	$1.53	1,550,888
Equity compensation plans not approved by security holders	—	—	—

Total	4,914,112	$1.53	1,550,888

The 2000 Plan provides for grants of both incentive stock options and non-qualified stock options, as such terms are defined below, to participants. Participants in the 2000 Plan may include our employees, directors, consultants and advisors and those of our affiliates. The 2000 Plan is administered by the Compensation Committee of the Board. Unless otherwise restricted by the Board, the Compensation Committee has the authority and discretion to select participants in the 2000 Plan and to grant options under the 2000 Plan. The Compensation Committee is authorized under the 2000 Plan to fix the terms and conditions of all option awards. The exercise price for options is determined by the Compensation Committee, provided that the exercise price cannot be less than the fair market value of a share on the date of grant of the option. In the case of an incentive stock option granted to a ten percent owner, the exercise price must be at least equal to 110% of the fair market value of a share on the date of grant. The Compensation Committee may set the term of each option granted under the 2000 Plan, provided that the term cannot exceed ten years or five years in the case of an incentive stock option granted to a ten percent owner. The 2000 Plan also gives to the Compensation Committee the authority to determine vesting and exercisability of options granted under the 2000 Plan and to specify the method of payment of the exercise price.

There are currently 6,500,000 shares authorized for issuance under the 2000 Plan. Under the 2000 Plan, no single participant can receive options for more than 750,000 shares in any one year.

For purposes of the 2000 Plan, fair market value is defined to mean the per share closing price of the shares on the securities exchange on which the shares are listed or, if no such price information is reported, the fair market value on such date of a share as the Compensation Committee shall determine. The 2000 Plan generally provides that upon an option holder’s termination of service for any reason other than for cause or due to death or disability, the option holder’s options to the extent vested and exercisable can be exercised up until the earlier to occur of (i) three months following the termination of service or (ii) the expiration of the term of the option. Unless otherwise determined by the Compensation Committee, upon termination of service of an option holder due to death or disability, the option holder’s options, to the extent vested and exercisable, can be exercised up until the earlier to occur of (i) one year following the termination of service on account of death or disability or (ii) the expiration of the term of the option. Upon termination of service of an option holder for cause (as defined by the 2000 Plan), all of the option holder’s unexercised options shall immediately be forfeited.

The 2000 Plan provides that in certain events (including certain mergers or consolidations involving our company), option holders may have the right to elect to receive cash upon exercise of any option equal to the fair market value of the underlying stock less the exercise price of such option times the number of shares with respect to which the options are option exercised. The Compensation Committee in its discretion will determine whether such amounts are to be paid in cash, property or some combination. The 2000 Plan also provides that upon the occurrence of certain events that are treated as a “change in control,” all outstanding options generally will become fully vested and exercisable (unless otherwise provided in an option holder’s award agreement).

Options granted under the 2000 Plan are restricted as to transferability. Generally, options only may be transferred by will or the laws of descent and distribution, however, non-qualified stock options also may be transferred by gift under certain circumstances and pursuant to certain domestic relations orders. Option holders may be required under the 2000 Plan to make certain investment representations in connection with the exercise of options to enable us to comply with federal and state securities laws. We may refuse delivery of shares under the 2000 Plan if the requested representations are not made by an option holder or if the shares have not been registered by us on a stock exchange. At the time of exercise of options under the 2000 Plan, option holders may be required to pay any taxes associated with such exercise of the option that we are required to withhold. The 2000 Plan permits us to retain or sell shares that an option holder otherwise would receive upon exercise of the option to cover the tax amounts required to be withheld.

No person has a right to be selected as a participant in the 2000 Plan or to be granted an option under the 2000 Plan. Participation in the 2000 Plan or the grant of an option under the 2000 Plan does not give any participant rights as an employee of or a consultant or advisor to us or the right to be retained in the employ of or as a consultant or advisor to us.

The Compensation Committee generally has the authority to amend, alter, suspend, discontinue, or terminate the 2000 Plan without the consent of stockholders or 2000 Plan participants. However, to the extent that an amendment to the 2000 Plan requires shareholder approval under any applicable federal or state law or regulation or the rules of any stock exchange, the Compensation Committee will seek stockholder approval. Unless otherwise terminated, the 2000 Plan will remain effective for a term of ten years from its effective date, or until December 15, 2010. The Compensation Committee may not amend, alter, suspend, discontinue or terminate any outstanding option without the consent of the participant. We currently intend to adopt a new equity incentive plan and submit it to stockholders for approval during 2010.

Federal Income Tax Information

Incentive Stock Options.  Incentive stock options under the 2000 Plan are intended to be eligible for the federal income tax treatment accorded “incentive stock options” under the Internal Revenue Code of 1986, as amended (the “Code”).

There generally are no federal income tax consequences to the participant or to us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant’s alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a “disqualifying disposition”), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock’s fair market value on the date of exercise over the exercise price, or (ii) the participant’s actual gain, if any, on the purchase and sale. Any additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, we will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options.  Nonstatutory stock options granted under the 2000 Plan generally have the following federal income tax consequences.

There are no tax consequences to the participant or to us by reason of the grant. Upon exercise of an options and acquisition of the stock, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock’s fair market value on the acquisition date over the purchase price (the exercise price). However, if the stock is subject to certain types of vesting restrictions (an “early exercise” feature), the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. With respect to employees, we are generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitation on Company Deductions.  Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation if the award is granted by a compensation committee comprise solely of “outside directors” and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant, or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions, and series of related transactions, since January 1, 2007 to which we have been or will be a participant, in which the amount involved exceeded or will exceed one percent of the average of our total assets at year end for the last two completed fiscal years and in which any of our executive officers, directors or beneficial holders of more than five percent of our capital stock had or will have a direct or indirect material interest, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest, other than executive and director compensation arrangements, including the employment, termination of employment and change of control arrangements, which are described in the section of this prospectus entitled “Executive Compensation.”

Since January 1, 2007, we have entered into four financing transactions with Sigma-Tau and its affiliates as described below. As described above, Mauro Bove, one of our directors, is an officer of Sigma-Tau. Each of these transactions was approved by our Board of Directors and our audit committee, following disclosure of Mr. Bove’s potential interests in these transactions.

On February 29, 2008, we issued 2,500,000 shares of common stock to each of Chaumiere-Consultadoria e Servicos SDC Unipessoal LDA, or Chaumiere, which is an indirect wholly-owned subsidiary of an entity owned by Paolo Cavazza and members of his family, who own 38% of Sigma-Tau, and Inverlochy-Consultadoria e Servicos (S.U.) LDA, or Inverlochy, an entity wholly owned by Claudio Cavazza, who directly and indirectly owns 57% of Sigma-Tau, at a purchase price of $1.00 per share in a private placement. The purchase agreements provide that the purchasers may not transfer the shares through December 31, 2010, except for transfers to affiliates, that we, rather than the purchasers, have all voting rights in respect of the shares until December 31, 2010, and that we had the right to repurchase the shares at a price of $2.00 per share until December 31, 2009, which right has expired, and that we have the right to repurchase the shares at a price of $2.50 per share until December 31, 2010. We also issued warrants to each of Chaumiere and Inverlochy to purchase 500,000 shares of our common stock at an exercise price of $1.60 per share. The warrants have vested in full as of December 31, 2009 and are exercisable until December 31, 2010.

On December 10, 2008, we issued 1,034,482 shares of common stock to each of Chaumiere and Inverlochy at a purchase price of $1.45 per share in a private placement. The purchase agreements provide that the purchasers may not transfer the shares through December 31, 2011, except for transfers to affiliates and that we, rather than the purchasers, have all voting rights in respect of the shares until December 31, 2011. We also issued warrants to each of Chaumiere and Inverlochy to purchase 372,552 shares of our common stock at an exercise price of $1.74 per share. The warrants were vested in full upon issuance and are exercisable until December 31, 2011.

On April 30, 2009, we issued 1,052,631 shares of common stock to Chaumiere at a purchase price of $0.57 per share in a private placement. The purchase agreement provides that Chaumiere may not transfer the shares through April 30, 2012 except for transfers to affiliates and that we, rather than Chaumiere, have all voting rights in respect to the shares through April 30, 2012. We also issued a warrant to Chaumiere to purchase 263,158 shares of our common stock at an exercise price of $0.91 per share. The warrant was fully vested upon issuance and is exercisable until April 30, 2012.

On October 15, 2009, we issued 1,219,512 shares of common stock to Chaumiere at a purchase price of $0.82 per share in a private placement. The purchase agreement provides that Chaumiere may not transfer the shares through September 30, 2012 except for transfers to affiliates and that we, rather than Chaumiere, have all voting rights in respect to the shares through September 30, 2012. We also issued a warrant to Chaumiere to purchase 609,756 shares of our common stock at an exercise price of $1.12 per share. The warrant was fully vested upon issuance and is exercisable until September 30, 2014.

Indemnification of Officers and Directors

Our restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the General Corporation Law of the State of Delaware, referred to herein as the DGCL. Our restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors for any of the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	voting or assenting to unlawful payments of dividends or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited in accordance with the DGCL.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. Our amended and restated bylaws include such a provision. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the DGCL also provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. Our amended and restated bylaws contain such a provision. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred.

Expenses incurred by any indemnitee in defending or investigating a threatened or pending action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to be indemnified by us. No advance will be made by us if a determination is reasonably and promptly made by our board of directors by a majority vote of a quorum of disinterested directors, or if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such person did not meet the applicable standard of conduct in order to be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of April 28, 2010 and as adjusted to reflect the sale of shares in this offering by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 60,406,828 shares of common stock outstanding as of April 28, 2010 and 71,906,828 shares outstanding following the offering.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before June 27, 2010, which is 60 days after April 28, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o RegeneRx Biopharmaceuticals, Inc., 15245 Shady Grove Road, Suite 470, Rockville, Maryland 20850.

	Number of		Percentage of Shares
	Shares		Beneficially Owned
	Beneficially		Before	After
Name of Beneficial Owner	Owned		Offering	Offering

5% Stockholders:
Entities affiliated with Sigma-Tau Finanziaria, S.p.A. Via Sudafrica, 20, Rome, Italy 00144	30,142,859	(1)	46.9%	39.8%
Named Executive Officers and Directors:
J.J. Finkelstein	2,299,636	(2)	3.8%	3.2%
Allan L. Goldstein	2,152,538	(3)	3.5%	3.0%
Richard J. Hindin	1,175,459	(4)	1.9%	1.6%
Joseph C. McNay	1,537,135	(5)	2.5%	2.1%
Mauro Bove	197,155	(6)	*	*
L. Thompson Bowles	124,843	(7)	*	*
C. Neil Lyons	348,143	(8)	*	*
David R. Crockford	396,250	(9)	*	*
All current directors and executive officers as a group (8 persons)	8,231,159	(10)	13.0%	11.0%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 984,615 shares of common stock held of record held by Sigma-Tau Finanziaria, S.p.A. (“Sigma-Tau”); 12,011,185 shares of common stock held of record and 589,481 shares of common stock issuable upon exercise of warrants held by Defiante Farmaceutica S.A. (“Defiante”), a subsidiary of Sigma-Tau, that are exercisable within 60 days of April 28, 2010; 5,052,582 shares of common stock held of record and 1,228,486 shares of common stock issuable upon exercise of warrants held by Inverlochy-Consultadoria e Servicos (S.U.) LDA (“Inverlochy”), an entity wholly owned by Claudio Cavazza, who directly and indirectly owns 57% of Sigma-Tau, that are exercisable within 60 days of April 28, 2010; and 8,175,110 shares of common stock held of record and 2,101,400 shares of common stock issuable upon exercise of warrants held by Chaumiere-Consultadoria e Servicos SDC Unipessoal LDA (“Chaumiere”), an indirect wholly-owned subsidiary of Aptafin S.p.A., which is owned by Paolo Cavazza and members of his family, that are exercisable within 60 days of April 28, 2010. Paolo Cavazza directly and indirectly owns 38% of Sigma-Tau. The number of shares beneficially owned and the percentage of shares beneficially owned after the offering do not include any securities that affiliates of Sigma-Tau may purchase in this offering.

(2)	Consists of 1,377,638 shares of common stock held of record by Mr. Finkelstein and 51,000 shares of common stock held of record by Mr. Finkelstein’s daughter over which Mr. Finkelstein shares voting and dispositive power. Also includes 870,998 shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

(3)	Consists of 1,586,846 shares of common stock held of record by Dr. Goldstein and 565,692 shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

(4)	Consists of 967,710 shares of common stock held of record by Mr. Hindin and 207,749 shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

(5)	Consists of 1,339,111 shares of common stock held of record by Mr. McNay and 198,024 shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

(6)	Consists of shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010. Mr. Bove is an officer of Sigma-Tau, but he has no beneficial ownership over the reported securities as he has no voting or dispositive power with respect to the securities held by Sigma-Tau and its affiliates described in Note 2 above.

(7)	Consists of shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

(8)	Consists of 10,000 shares of common stock held of record by Mr. Lyons and 338,143 shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

(9)	Consists of shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

(10)	Consists of 5,332,305 shares of common stock held of record and 2,898,854 shares of common stock issuable upon exercise of options exercisable within 60 days of April 28, 2010.

DESCRIPTION OF SECURITIES

As of the date of this prospectus, our certificate of incorporation authorizes us to issue 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of March 31, 2010, 60,406,828 shares of common stock were outstanding and no shares of preferred stock were outstanding. Our board of directors and stockholders have approved an amendment to our restated certificate of incorporation to increase the authorized number of shares of common stock from 100,000,000 shares to 200,000,000 shares. We expect to effect this amendment to our restated certificate of incorporation following the completion of this offering.

As of March 31, 2010, we also had outstanding:

•	options to purchase 4,914,112 shares of our common stock at a weighted average exercise price of $1.53 per share; and

•	warrants to purchase an aggregate of 7,933,851 shares of our common stock at a weighted average exercise price of $2.01 per share.

The following summary description of our capital stock is based on the provisions of our certificate of incorporation, including the certificate of designation for our Series A Participating Cumulative Preferred Stock described below, as well as our bylaws, our stockholder rights plan and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the applicable provisions of our restated certificate of incorporation, as amended to date, our bylaws, as amended to date, our stockholder rights plan and the Delaware General Corporation Law. For information on how to obtain copies of our certificate of incorporation, bylaws and stockholder rights plan, which are exhibits to the registration statement of which this prospectus is a part, see “Where You Can Find Additional Information.”

Units

In this offering, we are offering 11,500,000 units, consisting in the aggregate of 11,500,000 shares of common stock and warrants to purchase 4,600,000 shares of common stock. Each unit consists of one share of common stock and 0.4 tradeable warrants to purchase common stock. The units will separate immediately and the common stock and the warrants will be issued separately. There will be no market for the units. We are also issuing a warrant to purchase up to an aggregate of 805,000 shares of our common stock at an exercise price of $0.45 per share, which is equal to 110% of the public offering price per unit, to the representative of the underwriters as underwriting compensation. The terms of this warrant are summarized below under “Underwriting — Representative’s Warrants.” This prospectus also relates to the offering of shares of our common stock upon exercise, if any, of the warrant.

Common Stock

Voting Rights.  Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.  Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Certain Repurchase Rights and Voting Restrictions.

On October 15, 2009, we issued 1,219,512 shares of common stock and a warrant to purchase an additional 609,756 shares of common stock to Sigma-Tau. The purchaser agreed to vote the shares purchased in the transaction, and any additional shares issued pursuant to the exercise of the warrant issued in the transaction, at the direction of our Board until September 30, 2012.

On April 30, 2009, we issued 1,052,631 shares of common stock and a warrant to purchase an additional 263,158 shares of common stock to Sigma-Tau. The purchaser agreed to vote the shares purchased in the transaction, and any additional shares issued pursuant to the exercise of the warrant issued in the transaction, at the direction of our Board until April 30, 2012.

On December 10, 2008, we issued an aggregate of 2,068,964 shares of common stock and warrants to purchase an additional 745,104 shares of common stock to Sigma-Tau. The purchasers agreed to vote the shares purchased in the transaction, and any additional shares issued pursuant to the exercise of the warrants issued in the transaction, at the direction of our Board until December 31, 2011.

On February 29, 2008, we issued an aggregate of 5,000,000 shares of common stock and warrants to purchase an additional 1,000,000 shares of common stock to Sigma-Tau. We may, in our sole discretion, repurchase the shares issued in the transaction at any time until December 31, 2010 for $2.50 per share. In addition, the purchasers agreed to vote the shares purchased in the transaction, and any additional shares issued pursuant to the exercise of the warrants issued in the transaction, at the direction of our Board until December 31, 2010.

On June 23, 2005, we issued an aggregate of 1,538,461 shares of common stock to Sigma-Tau. The purchasers agreed to assign the right to vote the shares issued in the transaction to us until June 23, 2010. At the end of this period, we, in our sole discretion, may repurchase for $5.00 per share the number of shares required to reduce the aggregate equity ownership of the purchasers to 30.1% of our outstanding common stock.

Warrants to Be Issued as Part of the Units

The material terms and provisions of the warrants being offered pursuant to this prospectus are summarized below. This summary is subject to, and qualified in its entirety by, the form of warrant agreement and warrant certificate included as exhibits to the registration statement filed with the SEC of which this prospectus is a part. You should review copies of these items for a complete description of the terms and conditions applicable to the warrants.

Each whole warrant entitles the registered holder to purchase one share of our common stock at a price equal to $0.56, which represents 110% of the closing bid price per share of our common stock on the date of this prospectus. The warrants may only be exercised for cash. The warrants will expire five years from the date of issuance at 5:00 p.m., New York City time.

We may call the warrants for redemption as follows:

•	at a price of $0.01 per share for each warrant at any time while the warrants are exercisable, so long as a registration statement relating to the common stock issuable upon exercise of the warrants is effective and current;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the last reported sale price of the common stock equals or exceeds $1.78 per share, which is equal to 350% of the closing bid price of our common stock on the date of the prospectus, for any 20 trading days within a period of 30 consecutive trading days.

If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder will then be entitled to exercise his or her warrant prior to the date scheduled for redemption. However, there can be no assurance that the price of the common stock will exceed the call price or the warrant exercise price after the redemption call is made.

The warrants will be issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and us. It is anticipated that the warrants will be quoted on the OTC Bulletin Board promptly after the date of this prospectus.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including but not limited to in the event of a stock split, stock dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for the issuances of common stock or securities convertible or exercisable into common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and received shares of common stock. After issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors has designated 200,000 of the 1,000,000 authorized shares of preferred stock as Series A Participating Cumulative Preferred Stock, none of which shares are outstanding but which could be issued under the terms of the stockholder rights plan.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Stockholder Rights Plan.  Our Board adopted a Rights Agreement, dated April 29, 1994, as amended, often referred to as a “poison pill,” as a tool to prevent an unsolicited takeover. In general, under our rights agreement, our Board has the discretion to issue certain rights to purchase our capital stock when a person acquires in excess of 25% of our outstanding common shares. These provisions may make it more difficult for stockholders to take corporate actions and may have the effect of delaying or preventing a change in control, even if such actions or change in control would be in your best interests.

Delaware Anti-takeover Law and Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Delaware law.  We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws.  Provisions of our restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 1,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors, which may not be less than three nor more than seven, may be changed only by resolution of the board of directors;

•	provide that stockholders seeking to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our president or by the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Street, Brooklyn, NY 11219.

NYSE Amex Listing

Our common stock is currently listed on the NYSE Amex under the trading symbol “RGN.”

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement between us and Maxim Group LLC, the sole book-running manager and sole representative of the underwriters, each underwriter named below has severally agreed to purchase from us on a firm commitment basis the following respective number of units of common stock and warrants to purchase common stock opposite its name below, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Units

Maxim Group LLC	9,200,000
Chardan Capital Markets, LLC	1,725,000
Boenning & Scattergood, Inc.	575,000

Total	11,500,000

The underwriting agreement provides for the purchase of a specific number of units by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of units, but is not responsible for the commitment of any other underwriter to purchase units.

Subject to the terms of the underwriting agreement, the underwriters have agreed to purchase all of the units offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase units, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the units are subject to the passing upon certain legal matters by counsel and to certain other conditions, such as confirmation of the accuracy of our representations and warranties made in the underwriting agreement about our financial condition and operations.

We have been advised by the representative of the underwriters that the underwriters propose to offer the units to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.01845 per unit. After the securities are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters.

		Total Without	Total With
	Fee per	Exercise of	Exercise of
	Unit(2)	Over-Allotment	Over-Allotment

Public offering price	$0.41	$4,715,000	$5,422,250
Underwriting discount(1)	$0.0328	$377,200	$433,780
Proceeds, before expenses, to us	$0.3772	$4,337,800	$4,988,470

(1)	Does not include a corporate finance fee in the amount of 1% of the gross proceeds, or $47,150, payable to the representative of the underwriters for structuring the terms of the offering. No underwriting discount will be paid on units purchased by Sigma-Tau.

(2)	The fees shown do not include the warrant to purchase shares of common stock issuable to the representative of the underwriters at the closing.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and transfer and warrant agent fees, and the 1% corporate finance fee payable to the representative of the underwriters, but excluding underwriting discounts and commissions, and not taking into account the underwriters’ over-allotment option, will be approximately $500,000, all of which are payable by us.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,725,000 additional units, consisting of an aggregate of 1,725,000 shares of common stock and warrants to purchase an aggregate of 690,000 shares of common stock, from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase units covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional units proportionate to the underwriter’s initial amount reflected in the foregoing table.

Representative’s Warrant

We have also agreed to issue to the representative of the underwriters a warrant to purchase a number of shares of our common stock equal to an aggregate of seven percent (7%) of the shares of common stock underlying units sold in the offering (or 805,000 shares). The warrant will have an exercise price equal to $0.45 per share, which is 110% of the public offering price. The warrant is exercisable commencing six months following the effective date of this offering, and will be exercisable for five years following the effective date of this offering. The warrant is not redeemable by us, and allows for “cashless” exercise. The warrant also provides for one demand registration during the five-year period following the effective date of this offering and for unlimited “piggyback” registration rights with respect to the underlying shares during the five year period commencing six months after the effective date of this offering. Pursuant to the rules of the Financial Industry Regulatory Authority, Inc., or FINRA, and in particular Rule 5110(g)(1), the warrant (and underlying shares of common stock) issued to the representative of the underwriters may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the effective date of the offering; provided, however, the warrant (and underlying shares) may be transferred to officers or partners of the representative of the underwriters and members of the underwriting syndicate and their affiliates as long as the warrant (and underlying shares) remain subject to the lockup.

The warrant contains anti-dilution terms that allow the underwriters to receive more shares or exercise at a lower price than originally agreed to upon at the time of the offering, provided that the public stockholders are proportionally affected by a stock split, stock dividend, or other similar event. The warrant will not provide for the underwriters to accrue cash dividends prior to the exercise or conversion of the warrant.

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders have agreed to a 90-day “lock-up” from the effective date of this prospectus of shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 90 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the underwriters. The lock-up period described in the preceding paragraph will be extended if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The representative of the underwriters has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the representative of the underwriters may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 90 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the representative of the underwriters.

Other Terms

We have advanced $50,000 to Maxim Group LLC, which represents a reasonable estimate of the actual accountable expenses Maxim Group LLC will incur in the offering. Maxim Group LLC shall only receive an accountable expense reimbursement if the offering is terminated. If the offering is consummated, Maxim Group LLC will not receive an expense reimbursement and will refund the advance to us at the closing of the offering.

We also have agreed that, upon successful completion of this offering, for a period of six (6) months from the effective date of this offering, we will grant Maxim Group LLC the right of participation to act as lead managing underwriter and book runner or minimally as a co-lead manager and co-book runner and/or co-lead placement agent with at least 50.0% of the economics; or, in the case of a three-handed deal 33.0% of the economics, for any and all future equity offerings as well as any convertible debt offerings undertaken during this period by us.

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

This prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of the securities offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock or publicly traded warrants. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock and publicly traded warrants, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock or warrants over-allotted by the underwriters is not greater than the number of shares of common stock or warrants that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock or warrants involved is greater than the number of shares of common stock or warrants in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing common stock or warrants in the open market.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock or warrants than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock or publicly traded warrants in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or publicly traded warrants or preventing or retarding a decline in the market price of our common stock or publicly traded warrants. As a result, the price of our common stock or publicly traded warrants may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on the NYSE Amex or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of Units

We have not taken any action to permit a public offering of the units outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of units and the distribution of the prospectus outside the United States.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date) an offer of securities to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Israel.  The units offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The units may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the units or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale, directly or indirectly, to the public of the units offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

United Kingdom.  In the United Kingdom, the units offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any units offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the units offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Italy.  This offering of the units has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no units may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the units to be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the securities or distribution of copies of this prospectus or any other document relating to the securities in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany.  The offering of the units is not a public offering in the Federal Republic of Germany. The units may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the securities in or out of the Federal Republic of Germany. The units are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The units will only be available to persons who, by profession, trade or business, buy or sell securities for their own or a third party’s account.

France.  The units offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the securities offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the units offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland.  This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The units are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

Norway.  This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of Vringo, Inc.

Denmark.  This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of units will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive

Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden.  Neither this prospectus nor the units offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the units offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

British Virgin Islands.  No shares, warrants or units of the Company shall be offered or sold, directly or indirectly, to the public or any member of the public in the British Virgin Islands.

Relationships

Certain of the underwriters or their affiliates have provided from time to time and may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they have received and may continue to receive customary fees and commissions.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Cooley LLP, Reston, Virginia. The underwriters are being represented by Lowenstein Sandler PC, Roseland, New Jersey.

EXPERTS

Reznick Group P.C., independent registered public accounting firm, has audited our financial statements at December 31, 2009 and 2008, and for each of the two years in the period ended December 31, 2009, as set forth in their report, which includes an explanatory paragraph relating to our ability to continue as a going concern. We have included our financial statements in this prospectus and elsewhere in the registration statement of which it is a part in reliance on Reznick Group’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to RegeneRx and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We also maintain a website at www.regenerx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

RegeneRx Biopharmaceuticals, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
RegeneRx Biopharmaceuticals, Inc.

We have audited the accompanying balance sheets of RegeneRx Biopharmaceuticals, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RegeneRx Biopharmaceuticals, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has experienced negative cash flows from operations since inception and is dependent upon future financing in order to meet its planned operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ REZNICK GROUP, P.C.

Vienna, Virginia
March 31, 2010

RegeneRx Biopharmaceuticals, Inc.

Balance Sheets

	December 31,	December 31,
	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$4,355,768	$5,655,367
Prepaid expenses and other current assets	196,546	236,477

Total current assets	4,552,314	5,891,844
Property and equipment, net of accumulated depreciation of $98,171 and $81,623	8,492	25,039
Other assets	22,948	5,693

Total assets	$4,583,754	$5,922,576

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$140,206	$70,554
Accrued expenses	740,198	1,255,358

Total current liabilities	880,404	1,325,912

Commitments	—	—
Stockholders’ equity
Preferred stock, $.001 par value per share, 1,000,000 shares authorized; no shares issued	—	—
Common stock, $.001 par value per share, 100,000,000 shares authorized; 60,406,828 and 53,622,491 issued and outstanding	60,407	53,623
Additional paid-in capital	88,144,347	82,550,585
Accumulated deficit	(84,501,404)	(78,007,544)

Total stockholders’ equity	3,703,350	4,596,664

Total liabilities and stockholders’ equity	$4,583,754	$5,922,576

The accompanying notes are an integral part of these financial statements.

RegeneRx Biopharmaceuticals, Inc.

Statements of Operations

	Years Ended December 31,
	2009	2008

Sponsored research revenue	$—	$168,412
Operating expenses
Research and development	3,724,514	7,149,808
General and administrative	2,781,790	3,805,346

Total operating expenses	6,506,304	10,955,154

Loss from operations	(6,506,304)	(10,786,742)

Interest income	12,444	149,777

Net loss	$(6,493,860)	$(10,636,965)

Basic and diluted net loss per common share	$(0.12)	$(0.21)

Weighted average number of common shares outstanding	55,680,525	50,967,617

The accompanying notes are an integral part of these financial statements.

RegeneRx Biopharmaceuticals, Inc.

Statements of Changes in Stockholders’ Equity
Years ended December 31, 2009 and 2008

					Accumulated
					Other	Total
	Common Stock		Additional	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Income/(loss)	Equity

Balance, December 31, 2007	46,553,527	$46,554	$73,513,292	$(67,405,579)	$(1,543)	$6,152,724
Cumulative effect of a change in accounting principle — ASC Topic 730	—	—	—	35,000	—	35,000
Issuance of common stock, net of offering costs of $52,240	7,068,964	7,069	7,940,691	—	—	7,947,760
Share-based compensation expense	—	—	1,096,602	—	—	1,096,602
Net loss	—	—	—	(10,636,965)	—	(10,636,965)
Unrealized gain on available for sale securities	—	—	—	—	1,543	1,543

Total comprehensive loss						(10,635,422)

Balance, December 31, 2008	53,622,491	53,623	82,550,585	(78,007,544)	$—	$4,596,664
Issuance of common stock, net of offering costs of $447,933	6,784,337	6,784	4,845,282	—	—	4,852,066
Share-based compensation expense	—	—	748,480	—	—	748,480
Net loss	—	—	—	(6,493,860)	—	(6,493,860)

Balance, December 31, 2009	60,406,828	$60,407	$88,144,347	$(84,501,404)	$—	$3,703,350

The accompanying notes are an integral part of these financial statements.

RegeneRx Biopharmaceuticals, Inc.

Statements of Cash Flows

	Years Ended December 31,
	2009	2008

Operating activities:
Net loss	$(6,493,860)	$(10,636,965)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,547	19,396
Non-cash share-based compensation	748,480	1,096,602
Gain on settlement of accrued expenses	(100,000)	—
Changes in operating assets and liabilities:
Accounts receivable	—	26,951
Prepaid expenses and other current assets	39,931	66,767
Other assets	(17,255)	—
Accounts payable	69,652	(203,007)
Accrued expenses	(415,160)	(940,150)

Net cash used in operating activities	(6,151,665)	(10,570,406)

Investing activities:
Sales/maturities of short-term investments	—	4,581,135

Net cash provided by investing activities	—	4,581,135

Financing activities:
Net proceeds from issuance of common stock	4,852,066	7,947,760

Net cash provided by financing activities	4,852,066	7,947,760

Net (decrease) increase in cash and cash equivalents	(1,299,599)	1,958,489

Cash and cash equivalents at beginning of year	5,655,367	3,696,878

Cash and cash equivalents at end of year	$4,355,768	$5,655,367

The accompanying notes are an integral part of these financial statements.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements

1.	ORGANIZATION AND BUSINESS

Organization and Nature of Operations.  RegeneRx Biopharmaceuticals, Inc. (the “Company”, “We”, “Us”, “Our”), a Delaware corporation, was incorporated in 1982. We are focused on the discovery and development of novel molecules to accelerate tissue and organ repair. Our operations are confined to one business segment: the development and marketing of product candidates based on Thymosin Beta 4 (“Tß4”), an amino acid peptide.

Management Plans to Address Operating Conditions.  We have incurred net losses of $6.5 million and $10.6 million for the years ended December 31, 2009 and 2008, respectively. Since inception, and through December 31, 2009, we have an accumulated deficit of $84.5 million and we had cash and cash equivalents of $4.4 million as of December 31, 2009. Based on our operating plan, we believe that our cash and cash equivalents will fund our operations into the third quarter of 2010.

We anticipate incurring additional losses in the future as we continue to explore the potential clinical benefits of Tß4-based product candidates over multiple indications. We will need substantial additional funds in order to initiate any further preclinical studies or clinical trials, and to fund our operations beyond the third quarter of 2010. Accordingly, we will have a need for financing and are in the process of exploring various alternatives, including, without limitation, a public or private placement of our securities, debt financing or corporate collaboration and licensing arrangements or the sale of our company or certain of our intellectual property rights.

These factors raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business.

Although we intend to continue to seek additional financing or a strategic partner, we may not be able to complete a financing or corporate transaction, either on favorable terms or at all. If we are unable to complete a financing or strategic transaction, we may not be able to continue as a going concern after our funds have been exhausted, and we could be required to significantly curtail or cease operations, file for bankruptcy or liquidate and dissolve. There can be no assurance that we will be able to obtain any sources of funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be forced to take any such actions.

In addition to our current operational requirements, we expect to continue to expend substantial funds to complete our planned product development efforts. Additionally, we continually refine our operating strategy and evaluate alternative clinical uses of Tß4. However, substantial additional resources will be needed before we will be able to achieve sustained profitability. Consequently, we continually evaluate alternative sources of financing such as the sharing of development costs through strategic collaboration agreements. There can be no assurance that our financing efforts will be successful, and if we are not able to obtain sufficient levels of financing, we would delay certain clinical and/or research activities, and our financial condition would be materially and adversely affected. Even if we are able to obtain sufficient funding, other factors including competition, dependence on third parties, uncertainty regarding patents, protection of proprietary rights, manufacturing of peptides and technology obsolescence could have a significant impact on us and our operations.

To achieve profitability we must successfully conduct pre-clinical studies and clinical trials, obtain required regulatory approvals and successfully manufacture and market those pharmaceuticals we wish to commercialize. The time required to reach profitability is highly uncertain, and there can be no assurance that we will be able to achieve sustained profitability, if at all.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United Stated of America (“U.S. GAAP”) requires management to make certain estimates and assumptions that affect the reported earnings, financial position and various disclosures. Critical accounting policies involved in applying our accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period, and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates relate to accounting policies for clinical trial accruals and share-based arrangements. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from these estimates.

Cash and Cash Equivalents.  Cash and cash equivalents consist of cash and highly-liquid investments with original maturities of three months or less when acquired and are stated at cost that approximates their fair market value.

Concentration of Credit Risk.  Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, and cash equivalents. We limit our exposure to credit loss by placing our cash and cash equivalents with high quality financial institutions and, in accordance with our investment policy, in securities that are rated investment grade.

Property and Equipment.  Property and equipment consists of office furniture and equipment, and is stated at cost and depreciated over the estimated useful lives of the assets (generally two to five years) using the straight-line method. Expenditures for maintenance and repairs which do not significantly prolong the useful lives of the assets are charged to expense as incurred. Depreciation expense was $16,547 and $19,396 for the years ended December 31, 2009 and 2008, respectively.

Impairment of Long-lived Assets.  When we record long-lived assets our policy is to regularly perform reviews to determine if and when the carrying value of our long-lived assets becomes impaired. During the two years ended December 31, 2009 we did not report qualifying long-lived assets and therefore no impairment losses were recorded.

Sponsored Research Revenues.  We account for non-refundable grants as “Sponsored research revenues” in the accompanying statements of operations. Revenues are recognized when the associated research has been performed and the related underlying costs are incurred.

Research and Development.  Research and development (“R&D”) costs are expensed as incurred and include all of the wholly-allocable costs associated with our various clinical programs passed through to us by our outsourced vendors. Those costs include: manufacturing Tß4; formulation of Tß4 into the various product candidates; stability for both Tß4 and the various formulations; pre-clinical toxicology; safety and pharmacokinetic studies; clinical trial management; medical oversight; laboratory evaluations; statistical data analysis; regulatory compliance; quality assurance; and other related activities. R&D includes cash and non-cash compensation, employee benefits, travel and other miscellaneous costs of our internal R&D personnel, seven persons in total, who are wholly dedicated to R&D efforts. R&D also includes a pro-ration of our common infrastructure costs for office space and communications.

On January 1, 2008, pursuant to Accounting Standards Codification (“ASC”) 730-20 (formerly EITF Issue No. 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities”), “Research and Development Costs,” we changed our accounting for non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

in conducting research and development activities on behalf of the entity. Advance payments are recorded as an asset when the advance payments are made. Capitalized amounts are recognized as expense when the research and development activities are performed; that is, when the goods without alternative future use are acquired or the service is rendered. We determined that approximately $35,000 in qualifying transactions required capitalization as of January 1, 2008, and accordingly recognized a cumulative-effect adjustment to our accumulated deficit as of that date.

Cost of Preclinical Studies and Clinical Trials.  We accrue estimated costs for preclinical studies based on estimates of work performed. We estimate expenses incurred for clinical trials that are in process based on patient enrollment and based on clinical data collection and management. Costs based on clinical data collection and management are recognized based on estimates of unbilled goods and services received in the reporting period. We monitor the progress of the trials and their related activities and adjust the accruals accordingly. Adjustments to accruals are charged to expense in the period in which the facts that give rise to the adjustment become known. In the event of early termination of a clinical trial, we would accrue an amount based on estimates of the remaining non-cancelable obligations associated with winding down the clinical trial.

Patent Costs.  Costs related to filing and pursuing patent applications are recognized as general and administrative expenses as incurred since recoverability of such expenditures is uncertain.

Income Taxes.  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s policy for recording interest and penalties associated with audits is that penalties and interest expense are recorded in “Income taxes” in the Company’s statements of operations.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making that assessment. We recorded a full valuation allowance against all estimated net deferred tax assets at December 31, 2009 and 2008. We have significant net operating loss carryforwards to potentially reduce future federal and state taxable income, and research and experimentation tax credit carryforwards available to potentially offset future federal and state income taxes. Use of our net operating loss and research and experimentation credit carryforwards may be limited due to changes in our ownership as defined within Section 382 of the Internal Revenue Code.

Net Loss Per Common Share.  Net loss per common share for the years ended December 31, 2009 and 2008, respectively, is based on the weighted-average number of shares of common stock outstanding during the periods. Basic and diluted loss per share are identical for all periods presented as potentially dilutive securities have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be antidilutive. The potentially dilutive securities include 12,847,963 shares and 9,366,590 shares in 2009 and 2008, respectively, reserved for the exercise of outstanding options and warrants.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Share-Based Compensation.  We measure share-based compensation expense based on the grant date fair value of the awards which is then recognized over the period which service is required to be provided. We estimate the grant date fair value using the Black-Scholes option-pricing model (“Black-Scholes”). We recognized $748,480 and $1,096,602 in share-based compensation expense for the years ended December 31, 2009 and 2008, respectively.

Fair Value of Financial Instruments.  The carrying amounts of our financial instruments, as reflected in the accompanying balance sheets, approximate fair value. Financial instruments consist of cash and cash equivalents, and accounts payable.

Recent Accounting Pronouncements.  In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU 2010 — 09) to address potential practice issues associated with FASB ASC 855 (formerly SFAS 165), “Subsequent Events.” The ASU was effective upon issuance and eliminated the requirement for entities that file or furnish financial statements with the SEC to disclose the date through which subsequent events have been evaluated in originally issued and reissued financial statements. Other entities would continue to be required to disclose the date through which subsequent events have been evaluated; however, disclosures about the date would be required only in financial statements revised because of an error correction or retrospective application of U.S. GAAP. Our adoption of this standard changed our presentation of subsequent events when preparing our financial statements.

In September 2009, the FASB ratified ASU 2009-13 (formerly EITF 08-1), “Revenue Recognition” (ASC 605): Multiple-Deliverable Revenue Arrangements, the final consensus reached by the Emerging Issues Task Force that revised the authoritative guidance for revenue arrangements with multiple deliverables. The guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. The guidance will be effective for our fiscal year beginning January 1, 2011 with early adoption permitted. The guidance may be applied retrospectively or prospectively for new or materially modified arrangements. We currently do not have any multiple-deliverable revenue arrangements, accordingly, the adoption of the guidance will not have an impact on our financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (ASC 820) — Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset or the quoted prices for similar liabilities or similar liabilities when traded as assets. The guidance provided is effective for the first reporting period (including interim periods) beginning after issuance. Our adoption of ASU 2009-05 did not impact our financial position or results of operations.

In June 2009, the FASB issued ASC 105 (formerly SFAS 168), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (ASC 105). ASC 105 is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ended after September 15, 2009. The adoption of this standard in 2009 changed how we reference various elements of U.S. GAAP when preparing our financial statement disclosures, but did not have an impact on our financial position or results of operations.

Other new pronouncements issued but not effective until after December 31, 2009 are not expected to have a significant effect on our financial position or results of operations.

Reclassifications.  Certain account balances as of and for the year ended December 31, 2008 were reclassified to conform to current year presentation.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

3.	FAIR VALUE MEASUREMENTS

We adopted a new accounting standard that defines fair value and establishes a framework for fair value measurements effective January 1, 2008 for financial assets and liabilities and effective January 1, 2009 for non-financial assets and liabilities. This standard establishes a three-level hierarchy for fair value measurements. The hierarchy is based upon the transparency of inputs and the valuation of an asset or a liability as of the measurement date. The three levels of inputs are as follows:

•	Level 1 — Quoted prices in active markets for identical assets and liabilities.

•	Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities.

•	Level 3 — Unobservable inputs.

At December 31, 2009 and 2008, we held no qualifying liabilities, and our only qualifying assets that required measurement under the foregoing fair value hierarchy were money market funds and U.S. Treasury Bills included in Cash and Cash Equivalents valued at $4.4 million and $5.7 million, respectively, using Level 1 inputs.

4.	LICENSES, INTELLECTUAL PROPERTY, AND RELATED PARTY TRANSACTIONS

We have an exclusive, worldwide licensing agreement with the National Institutes of Health (“NIH”) for all claims to Tß4 within their broadly-defined patent application. In exchange for this exclusive worldwide license, we must make certain royalty and milestone payments to the NIH. Through December 31, 2009 we have complied with these requirements. No assurance can be given as to whether or when a patent will be issued, or as to any claims that may be included or excluded within the patent. We have also filed numerous additional patent applications covering various compositions, uses, formulations and other components of Tß4, as well as to novel peptides resulting from our research efforts. Some of these patents have issued, while many patent applications are still pending. Minimum annual maintenance fees for each of the years ended December 31, 2009 and 2008 were $25,000.

We have entered into a License and Supply Agreement (the “Agreement”) with Defiante Farmaceutica, S.A. (“Defiante”) a Portuguese company that is a wholly owned subsidiary of Sigma-Tau, S.p.A., an international pharmaceutical company and an affiliate of Sigma-Tau Finanziaria S.p.A., who together with its affiliates comprise our largest stockholder group (the “Sigma-Tau Group”). This Agreement grants to Defiante the exclusive right to use Tß4 to conduct research and development activities in Europe. Under the Agreement, we will receive fees and royalty payments based on a percentage of specified sales of Tß4-related products by Defiante. The term of the Agreement continues until the later of the expiration of any patents developed under the Agreement, the expiration of marketing rights, or December 31, 2016.

In furtherance of the licensed rights, Sigma-Tau Group funded and managed the RegeneRx-sponsored Phase II dermal wound healing clinical trials in venous stasis ulcers conducted in Italy and Poland that concluded in the first quarter of 2009.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

5.	COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Accrued expenses are comprised of the following:

	December 31,
	2009	2008

Accrued clinical research	$496,997	$944,283
Accrued professional fees	122,590	155,000
Accrued vacation	35,300	61,714
Accrued license fees	30,000	—
Accrued compensation	28,995	84,361
Other	26,316	10,000

	$740,198	$1,255,358

6.	EMPLOYEE BENEFIT PLANS

We have a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code (the “Code”). All employees of the Company are eligible to participate in the plan. The Company matches 100% of each participant’s voluntary contributions, subject to a maximum Company contribution of 4% of the participant’s compensation. The Company’s matching portion totaled $18,269 and $51,494 for the years ended December 31, 2009 and 2008, respectively. In order to conserve cash, the Company discontinued the matching contribution effective June 5, 2009 and reinstated it on March 1, 2010.

7.	STOCKHOLDERS’ EQUITY

Shareholders Rights Plan.  Our Board of Directors adopted a Rights Agreement, dated April 29, 1994, as amended, that is intended to discourage an unsolicited change in control of the Company. In general, if an entity acquires more than a 25% ownership interest in the Company without the endorsement of our Board of Directors, then our current stockholders (other than the acquiring entity) will be issued a significant number of new shares, the effect of which would dilute the ownership of the acquiring entity and could delay or prevent the change in control.

Registration Rights Agreements.  In connection with the sale of certain equity instruments, we have entered into Registration Rights Agreements. Generally, these Agreements required us to file registration statements with the Securities and Exchange Commission to register common shares to permit re-sale of common shares previously sold under an exemption from registration or to register common shares that may be issued on exercise of outstanding warrants.

The Registration Rights Agreements usually require us to pay penalties for any failure or time delay in filing or maintaining the effectiveness of the required registration statements. These penalties are usually expressed as a fixed percentage, per month, of the original amount we received on issuance of the common shares, options or warrants. While to date we have not incurred any penalties under these agreements, if a penalty is determined to be probable we would recognize the amount as a contingent liability and not as a derivative instrument.

Common Stock.  In February 2008, the Company sold 5,000,000 shares of its common stock at a price of $1.00 per share, raising net proceeds of $4,947,760 (the “February 2008 Private Placement”) from Sigma Tau Group. In connection with the February 2008 Private Placement, the Company also issued warrants to the investors. The warrants are exercisable for an aggregate of 1,000,000 shares of common stock at an exercise price of $1.60 per share. The warrants, which have a term of three years and an exercise price of $1.60 per

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

share, were valued using the Black-Scholes option-pricing model as of the closing date and accounted for in permanent equity. The estimated fair market value of the warrants at the date of issuance was $0.3 million.

Under the terms of the February 2008 Private Placement, the Company may, in its sole discretion, repurchase the shares at any time between January 1, 2010 and December 31, 2010, for $2.50 per share. The Company’s repurchase right terminates after December 31, 2010. In addition, the investors have agreed to vote the shares, and any additional shares issued pursuant to the exercise of the warrants, as recommended by the Company’s Board of Directors until December 31, 2010.

In December 2008, the Company sold 2,068,964 shares of its common stock at a price of $1.45 per share, raising net proceeds of $3,000,000 (the “December 2008 Private Placement”) from Sigma Tau Group. In connection with the December 2008 Private Placement, the Company also issued warrants to the investors. The warrants are exercisable for an aggregate of 745,104 shares of common stock at an exercise price of $1.74 per share. The warrants, which have a term of three years and an exercise price of $1.74 per share, were valued using the Black-Scholes option-pricing model as of the closing date and accounted for in permanent equity. The estimated fair market value of the warrants at the date of issuance was $0.4 million.

Under the terms of the December 2008 Private Placement, the investors have agreed to vote the shares, and any additional shares issued pursuant to the exercise of the warrants, as recommended by the Company’s Board of Directors until December 31, 2011.

On April 30, 2009 we issued 1,052,631 shares of common stock at a price of $0.57 per share, and warrants to purchase 263,158 shares of our common stock at $0.91 per share, to Sigma-Tau Group for gross proceeds of $600,000. The warrants, which have a term of three years and an exercise price of $0.91 per share, were valued using the Black-Scholes option-pricing model as of the closing date and accounted for in permanent equity. The estimated fair market value of the warrants at the date of issuance was $0.1 million.

On October 5, 2009, we issued 4,512,194 shares of common stock and warrants to purchase 2,256,097 shares of our common stock in a registered direct offering to new institutional investors, for proceeds of approximately $3.3 million, net of approximately $400,000 of offering costs. The warrants, which have a term of five years and an exercise price of $1.12 per share, were valued using the Black-Scholes option-pricing model as of the closing date and accounted for in permanent equity. The estimated fair market value of the warrants at the date of issuance was $1.0 million.

On October 15, 2009, we issued 1,219,512 shares of common stock and warrants to purchase 609,756 shares of our common stock to Sigma-Tau Group for gross proceeds of $1.0 million. The warrants, which become exercisable on April 15, 2010 and have a term through September 30, 2014, and an exercise price of $1.12 per share, were valued using the Black-Scholes option-pricing model as of the closing date and accounted for in permanent equity. The estimated fair market value of the warrants at the date of issuance was $0.2 million.

Share-Based Compensation.  We recognized $748,480 and $1,096,602 in stock-based compensation expense for the years ended December 31, 2009 and 2008, respectively. Given our current estimates of future forfeitures, we expect to recognize the compensation cost related to non-vested options as of December 31, 2009 of $723,000 over the weighted average remaining recognition period of 1.1 years.

2000 Stock Option and Incentive Plan, as amended.  Our Board of Directors (the “Board”) and stockholders have approved the 2000 Stock Option and Incentive Plan under which the Board may grant options to purchase shares of our common stock. Options may only be granted to our directors, officers, employees, consultants or advisors, and no single participant can receive more than 450,000 shares in any one year. The exercise price and term of any grant are determined by the Board at the time of grant but the exercise price may not be less than the fair market value of our common stock on the date of the grant, and the term of the option shall not exceed ten years. As of December 31, 2009, there were 6,500,000 shares

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

reserved for issuance under the plan, of which 4,914,112 were outstanding and 1,550,888 were available for issuance.

The following summarizes share-based compensation expense for the years ended December 31, 2009 and 2008, which was allocated as follows:

	December 31,
	2009	2008

Research and development	$369,814	$440,850
General and administrative	378,666	655,752

	$748,480	$1,096,602

The following summarizes stock option activity for the years ended December 31, 2009 and 2008:

		Options Outstanding
				Weighted
	Shares			Average
	Available for	Number of	Exercise Price	Exercise
	Grant	Shares	Range	Price

December 31, 2007	620,000	3,545,000	$0.28 - $3.82	$1.80
Grants	(572,500)	572,500	1.14 - 1.50	1.23
Exercises	—	—	—	—
Cancellations	—	—	—	—
Newly authorized	2,300,000	—	—	—

December 31, 2008	2,347,500	4,117,500	0.28 - 3.82	1.72
Grants	(1,192,939)	1,192,939	0.57 - 0.76	0.64
Exercises	—	—	—	—
Cancellations	396,327	(396,327)	0.57 - 2.59	0.82

December 31, 2009	1,550,888	4,914,112	$0.28 - $3.82	$1.53

The following summarizes information about stock options outstanding at December 31, 2009:

	Outstanding Options			Exercisable Options
		Weighted-			Weighted-
		Average	Weighted-		Average	Weighted-
	Number of	Remaining	Average	Number of	Remaining	Average
	Shares	Contractual	Exercise	Shares	Contractual	Exercise
Range of Exercise Prices	Outstanding	Life (in Years)	Price	Exercisable	Life (in Years)	Price

$0.28-$0.86	2,151,612	4.5	$0.50	1,724,112	4.0	$0.43
$1.07-$1.93	827,500	5.0	$1.31	435,625	4.6	$1.40
$2.02-$2.68	860,000	4.3	$2.26	323,750	4.4	$2.31
$3.00-$3.82	1,075,000	5.4	$3.19	950,832	5.4	$3.19

	4,914,112			3,434,319

Intrinsic value of in-the-money options, using the December 31, 2009 closing price of $0.55	$254,450			$254,450

Determining the Fair Value of Options.  We use the Black-Scholes valuation model to estimate the fair value of options granted. Black-Scholes considers a number of factors, including the market price and

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

volatility of our common stock. We used the following forward-looking range of assumptions to value each stock option granted to employees, directors and consultants during the years ended December 31, 2009 and 2008:

	2009	2008

Dividend yield	0.0%	0.0%
Risk free rate of return	1.9 - 2.3%	0.8 - 3.7%
Expected life in years	4.75 - 5.38	1.00 - 4.75
Volatility	71 - 72%	68 - 82%
Forfeitures	2.61%	—

Our dividend yield assumption is based on the fact that we have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. Our risk-free interest rate assumption is based on yields of U.S. Treasury notes in effect at the date of grant. Our expected life represents the period of time that options granted are expected to be outstanding and is calculated in accordance with the Securities and Exchange Commission (“SEC”) guidance provided in the SEC’s Staff Accounting Bulletin 107 (“SAB 107”), using a “simplified” method. The Company has used the simplified method and will continue to use the simplified method as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate an expected term. Our volatility assumption is based on reviews of the historical volatility of our common stock. We estimate forfeiture rates at the time of grant and adjust these estimates, if necessary, periodically based on the extent to which future actual forfeitures differ, or are expected to differ, from such estimates. Accordingly, we have estimated forfeiture percentages for the unvested portion of previously granted awards that remain outstanding at the date of adoption and for awards granted subsequent to the date of adoption. Forfeitures are estimated based on the demographics of current option holders and standard probabilities of employee turnover. Using Black-Scholes and these factors, the weighted average fair value of stock options granted to employees and directors was $0.39 for the year ended December 31, 2009 and $0.73 for the year ended December 31, 2008.

We do not record tax-related effects on stock-based compensation given our historical and anticipated operating experience and offsetting changes in our valuation allowance which fully reserves against potential deferred tax assets.

Warrants to Purchase Common Stock.

The following table summarizes our warrant activity for 2009 and 2008:

		Warrants Outstanding
			Weighted
			Average
	Number of	Exercise Price	Exercise
	Shares	Range	Price

December 31, 2007	3,522,544	$2.75 - $4.06	$3.26
Grants	1,745,104	1.60 - 1.74	1.66
Exercises	—	—	—
Cancellations	(18,558)	4.05 - 4.06	4.05

December 31, 2008	5,249,090	1.60 - 4.06	2.80
Grants	3,129,011	0.91 - 1.12	1.10
Exercises	—	—	—
Cancellations	(444,250)	4.06	4.06

December 31, 2009	7,933,851	$0.91 - $4.06	$2.01

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

8.	INCOME TAXES

Significant components of the Company’s deferred tax assets at December 31, 2009 and 2008 and related valuation reserves are presented below:

	December 31,
	2009	2008

Deferred tax assets:
Net operating loss carryforwards	$16,988,000	$18,370,000
Research and development tax credit carryforward	1,710,000	1,628,000
Charitable contribution carryforward	37,000	39,000
Accrued vacation	8,000	12,000
Accrued expenses	163,000	150,000
Amortization	5,000	6,000
Depreciation	1,000	—
Stock option expense	975,000	919,000

	19,887,000	21,124,000
Less — valuation allowance	(19,887,000)	(21,123,000)

Net deferred tax asset	—	1,000
Deferred tax liabilities:
Depreciation	—	(1,000)

Net deferred tax amounts	$—	$—

A full valuation allowance has been provided at December 31, 2009 and 2008 to reserve for deferred tax assets, as it appears more likely than not that net deferred tax assets will not be realized.

At December 31, 2009, we had net operating loss carryforwards for income tax purposes of approximately $43.1 million, which are available to offset future federal and state taxable income, if any, and, research and development tax credit carryforwards of approximately $1.7 million. The carryforwards, if not utilized, will expire in increments through 2029.

The Code imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of a corporation’s ownership change, as defined in Section 382 of the Code. During 2009, the Company completed a preliminary study to compute any limits on the net operating losses and credit carryforwards for purposes of Section 382. It was determined that the Company experienced a cumulative change in ownership, as defined by the regulations, in 2002. This change in ownership triggers an annual limitation on the Company’s ability to utilize certain U.S. federal and state net operating loss carryforwards and research tax credit carryforwards, resulting in the potential loss of approximately $9.8 million of net operating loss carryforwards and $0.2 million in research credit carryforwards. The Company has reduced the deferred tax assets associated with these carryforwards in its balance sheet at December 31, 2009 and 2008.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

The provision for income taxes on earnings subject to income taxes differs from the statutory Federal rate at December 31, 2009 and 2008, due to the following:

	December 31,
	2009	2008

Tax benefit at statutory rate	$(2,213,000)	$(3,617,000)
State taxes	(354,000)	(579,000)
Permanent M-1s	339,000	563,000
Limited/expired net operating loss carryforwards	3,546,000	6,150,000
Limited/expired research and development tax credit carryforward	120,000	284,000
Research and development tax credit carryforward	(202,000)	(504,000)
Change in effective tax rate	—	(455,000)
Change in valuation allowance	(1,236,000)	(1,842,000

	$—	$—

As discussed in Note 2, we recognize the effect of income tax positions only if those positions more likely than not of being sustained. At December 31, 2009, and December 31, 2008 we had no gross unrecognized tax benefits. We do not expect any significant changes in unrecognized tax benefits over the next 12 months. In addition, we did not recognize any interest or penalties related to uncertain tax positions at December 31, 2009 and 2008.

9.	COMMITMENTS

Lease.  Our rent expense, related solely to office space, for 2009 and 2008 was $91,183 and $100,196, respectively. We are committed under an office space lease that expires on January 31, 2013 that requires the following approximate annual lease payments: $63,000, $94,000, $98,000 and $8,000 for the years ending December 31, 2010, through 2013, respectively.

Employment Continuity Agreements.  We have entered into employment contracts with our executive officers which provide for severance if the executive is dismissed without cause or under certain circumstances after a change of control in our ownership. At December 31, 2009 these obligations, if triggered, could amount to a maximum of approximately $900,000 in the aggregate.

RegeneRx Biopharmaceuticals, Inc.

Balance Sheets

	March 31,	December 31,
	2010	2009
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$3,189,990	$4,355,768
Prepaid expenses and other current assets	225,166	196,546

Total current assets	3,415,156	4,552,314
Fixed assets, net of accumulated depreciation of $101,444 and $98,171	23,443	8,492
Other assets	17,255	22,948

Total assets	$3,455,854	$4,583,754

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$177,718	$140,206
Accrued expenses	588,651	740,198

Total current liabilities	766,369	880,404

Commitments	—	—
Stockholders’ equity
Preferred stock, $.001 par value per share, 1,000,000 authorized; no shares issued	—	—
Common stock, par value $.001 per share, 100,000,000 shares authorized; 60,406,828 issued and outstanding	60,407	60,407
Additional paid-in capital	88,276,191	88,144,347
Accumulated deficit	(85,647,113)	(84,501,404)

Total stockholders’ equity	2,689,485	3,703,350

Total liabilities and stockholders’ equity	$3,455,854	$4,583,754

The accompanying notes are an integral part of these financial statements.

RegeneRx Biopharmaceuticals, Inc.

Statements of Operations
(unaudited)

	Three Months Ended
	March 31,
	2010	2009

Revenues	$—	$—
Operating expenses:
Research and development	470,434	1,661,600
General and administrative	678,068	859,568

Total operating expenses	1,148,502	2,521,168

Loss from operations	(1,148,502)	(2,521,168)

Interest income	2,793	6,518

Net loss	$(1,145,709)	$(2,514,650)

Basic and diluted net loss per common share	$(0.02)	$(0.05)

Weighted average number of common shares outstanding	60,406,828	53,622,491

The accompanying notes are an integral part of these financial statements.

RegeneRx Biopharmaceuticals, Inc.

Statements of Cash Flows
(unaudited)

	For the Three Months Ended
	March 31,
	2010	2009

Operating activities:
Net loss	$(1,145,709)	$(2,514,650)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,273	4,467
Non-cash share-based compensation	131,844	266,628
Gain on settlement of accrued liabilities	(141,016)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(28,620)	72,405
Other assets	5,693	—
Accounts payable	37,512	301,075
Accrued expenses	(10,531)	119,016

Net cash used in operating activities	(1,147,554)	(1,751,059)

Investing activities:
Purchase of fixed assets	(18,224)	—

Net cash used in investing activities	(18,224)	—

Net decrease in cash and cash equivalents	(1,165,778)	(1,751,059)

Cash and cash equivalents at beginning of period	4,355,768	5,655,367

Cash and cash equivalents at end of period	$3,189,990	$3,904,308

The accompanying notes are an integral part of these financial statements.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements
For the three months ended March 31, 2010 and 2009 (Unaudited)

1.	organization, business overview and basis of presentation

Organization and Nature of Operations.  RegeneRx Biopharmaceuticals, Inc. (the “Company”, “We”, “Us”, “Our”), a Delaware corporation, was incorporated in 1982. We are focused on the development of a novel therapeutic peptide, Thymosin Beta 4 (“Tß4”), for tissue and organ protection, repair and regeneration. Our operations are confined to one business segment: the development and marketing of product candidates based on Tß4.

Management Plans to Address Operating Conditions.  We incurred net losses of $6.5 million for the year ended December 31, 2009 and $1.1 million for the three months ended March 31, 2010. Since inception, and through March 31, 2010, we have an accumulated deficit of $85.6 million and we had cash and cash equivalents of $3.2 million as of March 31, 2010. Based on our operating plan, we believe that our cash and cash equivalents as of March 31, 2010 will fund our operations into the third quarter of 2010, without additional capital. We anticipate incurring substantial future losses as we continue development of Tß4-based product candidates. We will therefore need substantial additional funds in order to fund our operations beyond the third quarter of 2010.

We have filed a registration statement with the Securities and Exchange Commission (“SEC”) for the public offering of our common stock and warrants to purchase additional common stock. In May 2010, we were awarded a grant from the National Institutes of Health as more fully described in Note 6 below, and we intend to apply for additional grant funding and tax credits set aside for biotechnology companies under recently enacted healthcare reform legislation.

We may explore other funding alternatives, including, without limitation, public or private placements of our securities, debt financing, corporate collaborations and licensing arrangements or the sale of our company or certain of our intellectual property rights. If we are unable to complete the contemplated public offering or another financing or strategic transaction, we may not be able to continue as a going concern after our funds have been exhausted, and we could be required to significantly curtail or cease operations, file for bankruptcy or liquidate and dissolve.

These factors raise substantial doubt about our ability to continue as a going concern as of the date of the accompanying financial statements. The accompanying financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be forced to take any such actions.

Even if we are able to obtain sufficient funding, other factors including competition, dependence on third parties, uncertainty regarding patents, protection of proprietary rights, manufacturing of peptides and technology obsolescence could have a significant impact on us and our operations.

To achieve profitability we, or a strategic partner, must successfully conduct pre-clinical studies and clinical trials, obtain required regulatory approvals and successfully manufacture and market those pharmaceutical products we wish to commercialize. The time required to reach profitability is highly uncertain and there can be no assurance that we will be able to achieve sustained profitability, if at all.

Basis of Presentation.  The accompanying unaudited interim financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial position, results of operations and cash flows for each period presented. These statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and with the rules and regulations of the SEC, for interim financial statements. Accordingly, they do not include all of the information and footnotes required by GAAP. The accounting policies underlying our

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)
For the three months ended March 31, 2010 and 2009 (Unaudited)

unaudited interim financial statements are consistent with those underlying our audited annual financial statements. These unaudited interim financial statements should be read in conjunction with the audited annual financial statements as of and for the year ended December 31, 2009, and related notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”).

The accompanying December 31, 2009 financial information was derived from our audited financial statements. Operating results for the three-month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or any other future period.

References herein to “authoritative guidance” are to the Accounting Standards Codification issued by the Financial Accounting Standards Board (“FASB”) in June 2009.

Subsequent events have been evaluated through the filing date of these unaudited financial statements.

Use of Estimates.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Net Loss per Common Share

Net loss per common share for the three-month periods ended March 31, 2010 and 2009, respectively, is based on the weighted-average number of shares of common stock outstanding during the periods. Basic and diluted loss per share are identical for all periods presented as potentially dilutive securities have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be antidilutive. The potentially dilutive securities include 12,847,963 shares and 9,366,590 shares for the three months ended March 31, 2010 and 2009, respectively, reserved for the exercise of outstanding options and warrants.

3.	Stock Based Compensation

We recognized $131,844 and $266,628 in stock-based compensation expense for the three months ended March 31, 2010 and 2009, respectively. Given our current estimates of future forfeitures, we expect to recognize the compensation cost related to non-vested options as of March 31, 2010 of $590,780 over the weighted average remaining recognition period of 1.1 years.

We estimate the value of our stock option awards on the date of grant using the Black-Scholes option pricing model. We did not grant any stock options during the three months ended March 31, 2010 and 2009.

4.	Income Taxes

As of March 31, 2010, there have been no material changes to our uncertain tax positions disclosures as provided in Note 8 of the Annual Report. We do not anticipate that total unrecognized tax benefits will significantly change prior to March 31, 2011.

5.	Fair Value Measurements

We have adopted authoritative guidance that defines fair value and establishes a framework for fair value measurements. This authoritative guidance established a three-level hierarchy for fair value measurements. The hierarchy is based upon the transparency of inputs and the valuation of an asset or a liability as of the measurement date. The three levels of inputs are as follows:

•	Level 1 — Quoted prices in active markets for identical assets and liabilities.

RegeneRx Biopharmaceuticals, Inc.

Notes to Financial Statements — (Continued)
For the three months ended March 31, 2010 and 2009 (Unaudited)

•	Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities.

•	Level 3 — Unobservable inputs.

At March 31, 2010, we held no qualifying liabilities, and our only qualifying assets that required measurement under the foregoing fair value hierarchy were money market funds included in Cash and Cash Equivalents valued at $0.2 million using Level 1 inputs.

6.	Subsequent Events

On May 13, 2010, we were awarded a $3 million grant from the National Institutes of Health’s National Heart, Lung and Blood Institute to support and accelerate the clinical development of our product candidate RGN-352, an injectable formulation Tß4, for patients who have suffered an acute myocardial infarction, commonly known as a heart attack. The award is being issued under the American Reinvestment and Recovery Act of 2009.

11,500,000 Units

Common Stock

Warrants

PROSPECTUS

Maxim Group LLC

Boenning & Scattergood, Inc.

May 17, 2010